Exhibit 1

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
Twin Towers, 33 Jabotinsky Street
Ramat Gan 52511, Israel
Tel: 972 - 3 - 7516449

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

November 12, 2007

Dear Shareholder:

You are cordially invited to attend an Extraordinary General Meeting of the Shareholders (the “Meeting”) of I.I.S. Intelligent Information Systems Ltd., an Israeli company (the “Company” or “IIS”) to be held on December 20, 2007, at 11:30 AM, Israel time at the offices of the Company at Twin Towers, 33 Jabotinsky Street, Ramat Gan 52511, Israel. At the Meeting, you will be asked to approve and adopt the share exchange agreement, dated November 5, 2007 (the “Exchange Agreement”), by and among the Company, Witech Communications Ltd., an Israeli company (“Witech”) and the shareholders of Witech (the “Witech Shareholders”), as well as all the transactions contemplated by the Exchange Agreement. If the transactions contemplated by the Exchange Agreement are completed, all the issued and outstanding shares of Witech will be exchanged for ordinary shares with NIS 0.003 nominal value each of IIS (“Ordinary Shares”) to be issued to the Witech Shareholders and Witech will become a wholly-owned subsidiary of IIS.

It is further proposed at the Meeting to:

(a)	Increase the Registered Share Capital of the Company;
(b)	Approve certain amendments to the Articles of Association of the Company;
(c)	Approve the Company’s 2007 Israeli Share Option Plan and reserve shares for issuance under such plan;
(d)	Approve bonuses to the former liquidators of the Company;
(e)	Approve the compensation of all directors of the Company who are not employed by the Company or any of its subsidiaries, including the compensation of Messrs. Aharon Jacobowitz and Alon Wulkan, current directors of the Company;
(f)	Approve the Consulting Agreement with West End Technology Investments Ltd., (a company owned and controlled by Mr. Robi Hartman) with respect to the services to the Company of Mr. Robi Hartman, active Chairman of the Board of Directors and/or Chief Executive Officer of the Company and the grant of options to purchase shares of the Company to Mr. Hartman;
(g)	Approve indemnification agreements with all officers and directors of the Company;
(h)	Approve the increase of the limit of insurance for directors and officers of the Company;
(i)	Appoint Mr. Adrian Auman in place of Mr. Philip Stein as an External Director and approve his compensation; and
(j)	Appoint Messrs Charles Moss, David Elooz and Eliyahu Cohen as additional directors of the Company effective as of and subject to the closing of the Exchange Agreement and to approve their terms of employment by the Company.

After careful consideration, our Board of Directors has determined that the Exchange Agreement and the transactions contemplated by the Exchange Agreement are advisable, fair to and in the best interests of IIS and its shareholders. Our Board of Directors unanimously recommends that you vote “FOR” the approval of the Exchange Agreement and all the transactions contemplated by the Exchange Agreement and for all the other items on the agenda at the Meeting.

Your vote is very important, regardless of the number of shares you own. The Exchange Agreement and the transactions contemplated by the Exchange Agreement must be approved by a majority of the voting power of the Company present and voting at the Meeting in person or by proxy.

Shareholders of record at the close of business on November 9, 2007 are entitled to notice of and to vote at the Meeting. As of November 9, 2007, the record date for determination of shareholders entitled to vote at the Meeting, there were outstanding 11,576,539 Ordinary Shares. Each Ordinary Share entitles the holder to one vote.

To vote your shares, you may use the enclosed proxy card or attend the Meeting in person or both. On behalf of the Board of Directors, I urge you to sign, date and return the enclosed proxy card as soon as possible, even if you currently plan to attend the Meeting. It is important that your shares be represented and voted at the Meeting. If you attend the Meeting, you may vote in person if you wish, even though you have previously returned your proxy card.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the enclosed pre-addressed envelope. No postage is required if mailed in the United States.

In accordance with the Company’s Articles of Association, all proxies must be received by American Stock Transfer and Trust Company, the Company’s transfer agent (59 Maiden Lane, Plaza Level, New York, NY 10038, Telephone (718) 921-8248, Attn Mr. Wilbert Myles), or by the Company at its registered office, located at Twin Towers, 33 Jabotinsky Street, Ramat Gan 52511, Israel, at least 48 hours prior to the Meeting to be validly included in the tally of Ordinary Shares voting at the Meeting. Shareholders who wish to revoke a proxy must do so by written notice to the Company and the Company’s transfer agent not later than 24 hours before the Meeting and any shareholder revoking a proxy as aforesaid will only be entitled to vote such shareholder’s shares in person at the Meeting.

According to the Articles of Association, the quorum at the Meeting shall be two shareholders present in person or by proxy, holding or representing twenty five percent (25%) of the total voting rights in the Company. If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week at the same time and place and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the Meeting, any two shareholders entitled to be present and vote at such meeting, in person or by proxy, shall be a quorum and may transact the business for which the meeting was convened. The Chairman of a Meeting at which a quorum is present, may, with the consent of such Meeting, adjourn the Meeting from time to time, and from place to place, as the Meeting shall determine. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time and no further notice of the adjourned meeting will be given to shareholders.

If you sign and mail your proxy and do not indicate how you want to vote, your proxy will be voted “FOR” the proposal to approve the Exchange Agreement and the other items on the agenda at the Meeting.

Joint holders of Ordinary Shares should take note that, pursuant to Article 40 of the Articles of Association of the Company, the vote of the senior of the joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Shareholders Register.

The enclosed proxy statement provides you with detailed information about the Exchange Agreement as well as the other items on the agenda.

Copies of this proxy for the Meeting are attached to this Notice and are available on our website (http://www.iislf.com) or upon request from the Company. Documents and resolutions referred to in the attached proxy are available for inspection at our offices at the address set out above.

In addition, you may obtain information about IIS from documents filed with the United States Securities and Exchange Commission. We encourage you to read the entire proxy statement carefully.

Thank you for your support of IIS.

Sincerely,

Robi Hartman
Chairman of the Board of Directors

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
Twin Towers, 33 Jabotinsky Street
Ramat Gan 52511, Israel
Tel: 972 - 3 - 7516449

PROXY STATEMENT

November 12, 2007

FOR
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This proxy statement is furnished to the holders of Ordinary Shares, NIS 0.003 nominal value per share (the “Ordinary Shares”), of I.I.S. Intelligent Information Systems Limited, an Israeli company (“IIS” or the “Company”), in connection with the solicitation of proxies for use at the Extraordinary General Meeting of Shareholders (the “Meeting”) scheduled to be held on December 20, 2007, at the offices of the Company, Twin Towers, 33 Jabotinsky Street, Ramat Gan 52511, Israel at 11:30 A.M. local time or at any adjournment or postponement thereof. A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke their proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by a proxy in the enclosed form, if the proxy is properly executed and received by the Company prior to the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described below.

At the Meeting, you will be asked to approve and adopt the share exchange agreement, dated November 5, 2007, by and among the Company, Witech Communications Limited, an Israeli company (“Witech”) and the shareholders of Witech (the “Exchange Agreement” or the “Agreement”), as well as all the transactions contemplated by the Exchange Agreement. If the exchange of shares contemplated by the Exchange Agreement is completed, all the issued and outstanding shares of Witech will be exchanged for Ordinary Shares to be issued to the Witech Shareholders and Witech will become a wholly-owned subsidiary of IIS (the “Exchange of Shares”).

It is further proposed at the Meeting to:

(a)	Increase the registered share capital of the Company;
(b)	Approve certain amendments to the Articles of Association of the Company;
(c)	Approve the Company’s 2007 Israeli Share Option Plan and reserve shares for issuance under such plan;
(d)	Approve bonuses to the former liquidators of the Company;

(e)	Approve the compensation of all directors of the Company who are not employed by the Company or any of its subsidiaries, including the compensation of Messrs. Aharon Jacobowitz and Alon Wulkan, current directors of the Company;
(f)	Approve the Consulting Agreement with West End Technology Investments Ltd., (a company owned and controlled by Mr. Robi Hartman) with respect to the services to the Company of Mr. Robi Hartman, active Chairman of the Board of Directors and/or Chief Executive Officer of the Company and the grant of options to purchase shares of the Company to Mr. Hartman;
(g)	Approve indemnification agreements with all officers and directors of the Company;
(h)	Approve the increase of the limit of insurance for directors and officers of the Company;
(i)	Appoint Mr. Adrian Auman in place of Mr. Philip Stein as an External Director and approve his compensation; and
(j)	Appoint Messrs. Charles Moss, David Elooz and Eliyahu Cohen as additional directors of the Company effective as of and subject to the closing of the Exchange Agreement and to approve their terms of employment by the Company.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO APPROVE THE EXCHANGE AGREEMENT AND ALL THE TRANSACTIONS CONTEMPLATED BY THE EXCHANGE AGREEMENT AND ALL OTHER ITEMS ON THE AGENDA AT THE MEETING.

Your vote is very important. The failure to return your proxy card will mean that your shares will not be counted for the purposes of determining whether a quorum is present at the Meeting. Shares that are represented in person or by proxy at the Meeting and that are voted “ABSTAIN” will not be voted at the Meeting for the purpose of determining if any of the proposals put to vote are approved, but will be counted as part of the required quorum. If your IIS shares are held in “street name” by your broker or banker, be sure to give your broker or banker instructions on how you want to vote your shares because your broker or banker will not be able to vote without instructions from you.

The Exchange Agreement and the transactions contemplated by the Exchange Agreement must be approved by a majority of the voting power of the Company present and voting at the Meeting in person or by proxy.

Every shareholder voting at the Meeting, or prior thereto by means of the enclosed proxy card, is requested to notify IIS if such shareholder is: (1) a person or entity holding, directly or indirectly, 25% or more of either the voting power or the right to appoint directors of Witech; (2) a person or entity acting on behalf of Witech, or a person or entity described in clause (1); or (3) a family member of, or an entity controlled by Witech, or any person or entity described in clauses (1) or (2) (any such person or entity, a “Witech Affiliate”). By signing and mailing the enclosed proxy card you confirm, unless you specifically indicate otherwise on the proxy card, that you are not a Witech Affiliate.

Except as otherwise specifically noted in this proxy statement, “we,” “our,” “us” and similar words in this proxy statement refer to IIS. All references to “dollars” or “$” refer to United States dollars.

Upon completion of the Exchange of Shares, Witech will become a wholly owned subsidiary of IIS. Shareholders of IIS will not receive any consideration by virtue of the Exchange Agreement. You should note that, under applicable law, no shareholder approval is required for the Exchange of Shares itself but due to the material impact of the Exchange of Shares on IIS, our Board of Directors has resolved that it would not consummate the Exchange of Shares without shareholder approval. Also, certain actions required according to the Exchange Agreement, such as amendments to the Company’s Articles of Association and directors’ compensation, do require shareholder approval.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any U.S. state or foreign securities commission has approved or disapproved of the Exchange of Shares, passed upon the merits or fairness of the Exchange of Shares or determined if this proxy statement is accurate or complete. Any representation to the contrary is a criminal offense.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement and the documents incorporated by reference in this proxy statement contain “forward looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. The statements in this proxy statement and the documents incorporated by reference in this proxy statement that are not historical facts are forward-looking statements and may involve a number of risks and uncertainties. When used in this proxy statement and the documents incorporated by reference in this proxy statement, the terms “anticipate,” “believe,” “estimate,” “expect,” “may,” “objective,” “plan,” “possible,” “potential,” “project,” “will” and similar expressions identify forward-looking statements. Generally, forward-looking statements express expectations for or about the future, rather than historical fact. Forward-looking statements are subject to inherent risks and uncertainties that may cause actual results or events to differ materially from those contemplated by such statements. Forward-looking statements in this proxy statement and the documents incorporated by reference in this proxy statement express expectations only as of the date they are made. We do not undertake any obligation to update or revise such statements as a result of new information or future events, except as required by applicable law.

SOLICITATION OF PROXIES

The expense of soliciting proxies in the enclosed form will be borne by IIS. We have retained American Stock Transfer and Trust Company as the Company’s transfer agent (59 Maiden Lane, Plaza Level, New York, NY 10038, Telephone (718) 921-8248, Att: Mr. Wilbert Myles). In addition, we may reimburse brokers, banks and other custodians, nominees and fiduciaries representing beneficial owners of shares for their expenses in forwarding soliciting materials to such beneficial owners. Proxies may also be solicited by certain of our directors, officers and employees, personally or by telephone, facsimile or other means of communication. No additional compensation will be paid for such services.

VOTING ELECTRONICALLY

If your shares are registered in the name of a bank or brokerage firm and your bank or brokerage firm participates in a program offering electronic voting options, then you should follow the instructions provided in the voting instruction form you receive to vote electronically at www.proxyvote.com.

If your shares are registered in your name at the American Stock Transfer and Trust Company, you should follow the instructions provided on the enclosed form of proxy to vote electronically at www.voteproxy.com.

HOUSEHOLDING OF MEETING MATERIALS

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of our proxy statement may have been sent to multiple shareholders in each household. We will promptly deliver a separate copy of this proxy to any shareholder upon written or oral request.

EXCHANGE AGREEMENT WITH WITECH

(Item 1 on the Proxy Card)

On November 5, 2007, following the approval of our board of directors and audit committee, we signed the Exchange Agreement.

This proxy sets out certain information regarding Witech and a summary of the principal legal terms of the Exchange Agreement. You should read carefully this entire proxy statement and the documents we refer to herein. See “Where You Can Find More Information.”

Summary Description of Witech

        Witech is an Israeli company, incorporated in February 2004, engaged in the field of video transmission using wireless communications technology. Witech has a wholly owned Delaware subsidiary, CDRide Corp. Witech’s first product is a proprietary wireless video transmission system for use on roller coasters and thrill rides in amusement parks as well as other moving attractions. A small, video camera and a wireless transmitter are attached to each car of the roller coaster. The camera films the riders during the ride and transmits the video data to a wireless receiver and a computer. The video file is edited and written onto a DVD that the customer can purchase. In addition to a DVD, the rider can purchase a set of 4 printed pictures captured from various video frames during the ride. Witech installs the relevant equipment such as a computer server, wireless infrastructure, plasma screens and a point-of-sale for purchase of the DVD’s. Witech’s revenues are currently derived from either percentages of the revenues received by an amusement park operator or concession from sales of the DVDs to visitors of the amusement parks or from sales of a complete system to the park.

        As far as we are aware, Witech is the first company in the world to successfully introduce and install an on-ride video system. The major “competition” to its product in the market is ride photography in which a photograph is taken of riders at some point on the ride and offered to every rider for sale at the disembarkation point. Nevertheless, other companies are reported to be developing on-ride video products, but Witech believes it has a significant lead. As of October 31, 2007 Witech had systems installed on 27 rides. Witech believes it has a window of opportunity to obtain a large sufficient market share as the first player in this market of on-ride video.

        The goals of Witech are to integrate wireless and video technologies to create new applications, both of services and products. Wireless technology is advancing rapidly, and problems that were limited by technology as recently as 12 months ago can now be solved. Companies with expertise in this field will be well suited to take advantage of this technology.

        Witech’s core team combines expertise in the integration of multi-disciplinary technologies, related to the Witech’s products. Witech has received over $6,700,000 in equity and loan funding as of October 31, 2007 (including $3,550,000 in loans from IIS).

        There are currently about 2,100 roller coasters all over the world. Approximately 58 new roller coasters are planned for 2007. In addition, there are more than 1,000 water-coasters world-wide, and several thousand additional attractions on which Witech’s technology may be relevant. On-ride video has significant advantages over ride photography and it may be viewed as very attractive by many amusement park operators and by end-user consumers.

        In addition to roller coasters and amusement park thrill rides, there may be other potential applications for Witech’s technology in the leisure industry, such as, helicopter tours, go-kart attractions and schools for training racing car drivers. Witech has received interest from arcade game manufacturers who would like to record the competing players in arcade games.

        According to Witech, as of August 2007, two competitors, both European companies, have installed their first systems on rides in European parks. Ridercam, a German company has installed two systems on roller coasters in Port Aventura, a Spanish park near Barcelona. We have no information as to the number of DVD’s sold nor of the quality of the DVD’s. Another competitor is Coastercam, a Dutch company that has installed one system on a roller coaster in Germany, and according to the information we have received from Witech, is due to install another system in Holland.

        Witech installed two beta test-systems in 2005 and started taking orders for delivery in 2006, which was Witech’s first year of commercial sales. As of October 31, 2007, Witech successfully installed systems in 27 amusement park rides.

        The amusement park industry is largely seasonal and most parks operate from June through August. Many parks are also open for weekends in May and September.

        Witech’s sales model is one of revenue sharing. Typically, Witech installs the systems in the parks at Witech’s expense and then splits the revenue with the park. Each installation comprises on-ride video cameras and computers to store the recorded videos. The park usually provides a sales booth and sales personnel although some systems are operated by Witech employees.

        An average park season has approximately 104 days of operation (62 days in July and August and the equivalent of another 42 days by taking into account days, evenings and weekends in April, May, June, September and October). Many of the states require regulatory approval from the appropriate state agency in order to install a system on a roller coaster.

Expected revenues are based on the level of sales currently obtained by the ride-photo industry. The numbers vary from park to park, but the revenues are largely dependent on 4 major factors:
The total park attendance
The ride capacity
The type of ride (kiddy, thrill etc.)
The age of the ride.

        The system cost is expected to be reduced significantly in the future due to integration of the various system components into a single board. Commencing 2009, the average system is expected to pay for itself in less than one season.

        In addition to the sale of DVD’s, Witech intends to introduce new features to its on-side video system in 2008. The customers will be offered a print of 4 photographs captured from the video. This feature is expected to be offered for an additional price. Witech will offer downloads of the videos to computers and uploads to MP4 players and PDA’s. Witech is currently working on a feature to send a video message to cell phones. All of these features are expected to lead to additional revenues.

        We believe that there is great potential for the on-ride video system in applications other than amusement parks and roller coasters. Witech has received requests to install systems on airplanes, helicopters, go-karts and game arcades. These types of applications offer further sources of potential revenues.

Recommendation of our board of directors and reasons for the exchange of shares

Our Audit Committee and Board of Directors recommends that you vote “FOR” the proposal to approve the Exchange Agreement and all the transactions contemplated by the Exchange Agreement and believe them to be in the best interests of IIS and its shareholders.

Summary Financial Information of Witech

Below is a summary of the preliminary unaudited consolidated financial statements of Witech for the period ended December 31, 2006.

BALANCE SHEET

December 31, 2006
USD in thousands*
Unaudited

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	48
Accounts receivable - other	116
Total - curent assets	164

PROPERTY AND EQUIPMENT:
Cost	1,054
Less - accumulated depreciation	(258)

796

960

Liabilities (net of capital deficiency)
CURRENT LIABILITIES:
Credit from banks and other credit granting	552
Accounts payable and accruals:
Trade	158

Other	379

Total curent liabilities	1,089
LONG-TERM LIABILITIES:
Loan from banks (net of current maturities)	205
Loan from others (net of current maturities)	808
Liability for employee rights upon retirement - net	24

Total long-term liabilities	1,037
Total liabilities	2,126
CAPITAL DEFICIENCY	(1,166)

960

STATEMENTS OF INCOME

December 31, 2006
USD in thousands*
Unaudited

SALES	247
COST OF SALES	791

GROSS LOSS	(544)
RESERCH AND DEVELOPMENT - net	157
SELLING, MARKETING AND G&A	886

LOSS FROM ORDINARY OPERATIONS	(1,587)
FINANCIAL EXPENSES - net	131

TAXES ON INCOME	5

LOSS FOR THE YEAR	(1,723)

* Presentation in dollars for the convenience of the reader

For the convenience of the reader, the NIS figures of the consolidated financial statements as at December 31 2006 and for the year then ended have been presented in U.S. dollars, using the representative exchange rate of December 31 2006 (U.S.$ 1 = NIS 4.225).

Summary of Exchange Agreement

The following description describes the material terms of the Exchange Agreement. This description of the Exchange Agreement is qualified in its entirety by reference to the full text of the Exchange Agreement, which is attached as Annex A to this proxy statement and is incorporated herein by reference. The Exchange Agreement has been included to provide you with information regarding its terms. We encourage you to read the entire Exchange Agreement. The Exchange Agreement is not intended to provide any other factual information about IIS. Such information can be found elsewhere in this proxy, statement and in the other public filings IIS makes with the SEC, which are available without charge at www.sec.gov.

Please note that the capitalized terms used in this Item 1, if not otherwise defined or referenced, shall have the meanings ascribed to them in the Exchange Agreement.

The Exchange of Shares

Following the satisfaction or waiver of all of the conditions to completion of the Exchange of Shares contained in the Exchange Agreement, including the approval and adoption of the Exchange Agreement and the transactions contemplated by the Exchange Agreement, by our shareholders, all the issued and outstanding shares of Witech will be exchanged for 11,576,539 of IIS’ ordinary shares, with NIS 0.003 nominal value each of IIS (“Ordinary Shares” and the “Exchange Shares”, respectively) to be issued to the Witech Shareholders and Witech will become a wholly owned subsidiary of IIS. The Exchange Shares shall constitute 50% of our total issued and outstanding share capital and 37.28 % of our total issued and outstanding share capital, on a fully-diluted basis, assuming the reservation of 3,300,000 Ordinary Shares under our 2007 Israeli Share Option Plan and the contemplated issuance of warrants to purchase 4,600,000 Ordinary Shares to all our shareholders at the record date determined for the purpose of voting at the Meeting. The full-diluted percentage does not take into account the contemplated issuance of convertible notes by IIS and related warrants that is contemplated to take place prior to or simultaneously with, the closing of the Exchange Agreement.

Closing Date

The parties are working to complete the Exchange of Shares as quickly as possible. However, the Exchange of Shares is subject to various closing conditions. No assurances can be given that the parties will obtain the necessary approvals or that the parties will obtain them in a timely manner. If the Exchange of Shares is approved at the Meeting, we expect the Exchange of Shares to close no earlier than December 21, 2007 (the date of closing shall be referred to as the “Closing Date”).

Treatment of stock options and other rights to purchase Witech Shares

On or prior to the Closing Date, each of the then outstanding options, warrants and other rights to purchase Witech Shares or other non-cash compensation to the Witech Shareholders or the employees of Witech, (collectively, the “Witech Options”)(which includes all outstanding options granted under Witech’s stock option plans and Witech’s stock option agreements) will be terminated immediately prior to the Closing Date without any liability or obligation on the part of Witech or IIS.

Limitation of Assumed Liabilities

At the Closing Date and except as agreed in writing by IIS, the aggregate total liabilities (of any kind or nature whatsoever) of Witech (on a consolidated basis) to any of the Shareholders or any of their affiliates and to any financial institutions or other lenders or any third party, on a consolidated basis (including interest calculated up to the scheduled repayment date) shall not exceed $2,357,815 according to the breakdown approved by IIS, or any other amount approved by IIS. Out of the abovementioned liabilities in the aggregate amount of approximately $660,571 will only be paid after the Company has raised at least $6,000,000 in equity or convertible debt financing. At Closing, all shareholders and all holders of any other rights to shares of Witech will sign a customary waiver and release in favor of Witech and IIS, except with respect to the liabilities agreed by IIS.

Regulatory approvals or rulings required to complete the exchange of shares; Israeli filings and rulings

We do not believe that any anti-trust approval or other regulatory approval is required in connection with the Exchange Agreement, except for the tax ruling discussed below in this proxy statement.

Limitation on soliciting, discussing and negotiating other acquisition proposals.

Witech and the Shareholders have agreed that prior to the Closing Date they will not, and will ensure that their representatives do not, directly or indirectly:

(i) solicit, initiate, encourage (including by way of furnishing information) or take any other action to facilitate, any inquiry or the making of any proposal which constitutes, or may reasonably be expected to lead to, any acquisition or purchase of a substantial amount of assets of, or any equity interest in, Witech or any exchange, consolidation, business combination, sale of substantially all assets, sale of securities, recapitalization, liquidation, dissolution or similar transaction involving Witech (other than the transactions contemplated by this Agreement) or any other material corporate transactions the consummation of which would, or could reasonably be expected to, impede, interfere with, prevent or materially delay the exchange (collectively, “Witech Transaction Proposals”) or agree to or endorse any Witech Transaction Proposal; or

(ii) propose, enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to another person any information with respect to its business, properties or assets or any of the foregoing, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, an effort or attempt by any other person to do or seek any of the foregoing.

Israeli tax ruling

IIS and Witech are in discussions with the Israeli Income Tax Authority (the “ITA”) and intend to file an application for a ruling confirming that the Exchange will be tax-free to the Witech Shareholders subject to reasonable conditions as shall be set forth therein.

Representations and Warranties

The Exchange Agreement contains certain representations and warranties by IIS relating to, among other things: organization and qualifications of IIS; approvals; capitalization; liabilities, intellectual property; legal proceedings; changes of operations of IIS; compliance with Laws; material contracts; assets; loans and encumbrances; employment matters; finder’s fee, tax returns filed and taxes paid; tax claims and liens.

The Exchange Agreement contains representations and warranties by Witech relating to, among other things: organization and standing; authorization and enforceability; approvals; no violation; capitalization; subsidiaries; financial statements; liabilities; employee compensation plans; compensation; employee agreements; guarantees; contracts; financial change; property damage; dividends; labor disputes; employee arrangement; securities; amendments to charter documents; taxes; change of accounting method; intellectual property; personnel; software performance; software contracts; marketing agreements; third party rights; other agreements; title to properties; litigation; environmental compliance; finder’s fee; employment matters; product warranty; customers and suppliers; relationships with related persons; restrictions on business activities; grant incentives and subsidies.

The representations and warranties in the Exchange Agreement are complicated and not easily summarized. You are urged to read carefully the sections of the Exchange Agreement entitled “Representations and Warranties of IIS”, “Representations and Warranties of Witech” and “Representations and Warranties of Certain Witech Shareholders”. The representations and warranties of the parties contained in the Exchange Agreement expire two (2) years after the Closing Date, except with respect to capitalization and ownership of shares in which case such representations and warranties will survive until the expiration of the applicable statute of limitations with respect to the matters in question.

IIS’ and Witech’s conduct of business prior to completion of the transaction

        Each of us undertakes to the other party that from the date of the Exchange Agreement to the Closing Date, it will:

        Operate its business only in the usual, regular, and ordinary manner so as to maintain the goodwill it now enjoys and, to the extent consistent with such operation, use all reasonable efforts to preserve intact its present business organization, keep available the services of its present officers and employees, and preserve its relationships with customers, suppliers, licensors, licensees, contractors, distributors, and others having business dealings with it, and in connection therewith it shall not substantially deviate from its licensing and pricing practices;

        At its expense, maintain all of its property and assets in customary repair, order, and condition, reasonable wear and use and damage by fire or unavoidable casualty excepted;

        Maintain its books of accounts and records in the usual, regular, and ordinary manner, in accordance with US GAAP applied on a consistent basis;

        Duly comply with all laws applicable to it and to the conduct of its business; except where the failure to comply with such laws would not have a Material Adverse Effect on such party;

        At its expense, take all commercially reasonable actions as may be necessary (i) to insure that the representations and warranties made by it herein are true and correct at the Closing Date, (ii) to fully perform all covenants made by it herein and (iii) to satisfy timely all other obligations imposed upon it by this Agreement;

        Permit the other party and its officers and authorized representatives, during normal business hours, and subject to standard confidentiality undertakings, to inspect upon reasonable prior notice its records and to consult with its officers, employees, attorneys, and agents for the purpose of determining the accuracy of the representations and warranties hereinabove made and the compliance with covenants contained in this Agreement; and

        Not take any action that would, or fail to take any action the failure of which would, cause directly or indirectly any of its Intellectual Property to enter the public domain or that could otherwise adversely affect its Intellectual Property.

IIS and Witech agree to take the following actions after the date Exchange Agreement:

        IIS shall timely comply with all U.S. federal, state (including “Blue Sky laws”), and Israeli regulatory requirements arising from the transactions contemplated hereby including the prompt filing with any regulatory agencies, stock exchanges, and any other U.S. or Israeli Governmental Entities with which IIS is so obligated to provide reporting information or make any filings. Witech will promptly provide all information and documents necessary for this purpose as and when requested by IIS.

        Cooperate in the preparation of the Proxy Statement, at IIS’ expense, that complies with all requirements of Israeli law. IIS shall cause the Proxy Statement to be mailed to IIS’ shareholders as promptly as reasonably practicable after the date of this Agreement. If any event relating to either party occurs, or if IIS or Witech becomes aware of any information, that should be disclosed in an amendment or supplement to the Proxy Statement, then IIS or Witech, as the case may be, shall promptly inform the other party thereof.

        Use all reasonable efforts to deliver and file, as promptly as practicable after the date of the Agreement, each notice, report or other document required to be delivered by such party to or filed by such party with any Israeli, and with respect to IIS, additionally any U.S., governmental entity with respect to the Exchange of Shares.

        Each party to the Agreement shall (i) give the other parties prompt notice of the commencement of any legal proceeding by or before any Israeli or U.S. governmental entity with respect to the Exchange, (ii) keep the other parties informed as to the status of any such legal proceeding and (iii) promptly inform the other parties of any communication to or from any Israeli or U.S. governmental entity regarding the Exchange or any of the other transactions contemplated by this Agreement. The parties to the Agreement will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Israeli legal proceeding relating to the Exchange. In addition, except as may be prohibited by any Israeli governmental entity or by any Israeli legal requirement, in connection with any such legal proceeding under or relating to the Israeli Restrictive Trade Practices Law or any other Israeli antitrust or fair trade law, each party hereto will permit authorized representatives of the other party to be present at each meeting or conference relating to any such legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Israeli governmental entity in connection with any such legal proceeding.

        IIS and Witech shall use all reasonable efforts to cooperate with each other in the taking of such action reasonably necessary to consummate the Exchange and make effective the other transactions contemplated by this Agreement.

        Each of IIS and Witech will promptly notify the other party in writing of (i) any event occurring subsequent to the date of this Agreement which would render any representation or warranty of such party contained in this Agreement untrue or inaccurate in any material respect, (ii) any Material Adverse Effect on such party and (iii) breach by such party of any covenant or agreement contained in this Agreement.

        Witech shall use all reasonable efforts to obtain and deliver to IIS prior to the Closing Date the resignation of each director of Witech and of the Subsidiary, effective as of the Closing Date.

Witech agrees that from the date of the Exchange Agreement to the Closing Date, it will:

—	Not enter into any contracts of employment other than in the ordinary course of business consistent with past practice which (i) cannot be terminated on notice of 14 days or less for United States employees, and 30 days for Israeli employees, without the payment of additional compensation or (ii) provide for any increase in compensation including, without limitation, any modification of any stock option agreements, outside the ordinary course of business consistent with past practice, severance payments or benefits covering a period beyond the termination date except as contemplated by this Agreement or as may be required by law;

—	Not incur any borrowings except (i) the prepayment by customers of amounts due or to become due for goods sold or services rendered or to be rendered in the future, (ii) trade payables incurred in the ordinary course of business, (iii) other borrowings incurred in the ordinary course of business to finance normal operations or (iv) as is otherwise agreed to in writing by IIS, with respect to borrowings involving a liability of more than US$10,000 per borrowing or more than US$50,000 in the aggregate;

—	Not enter into commitments of a capital expenditure nature or incur any contingent liability which would exceed $25,000, in the aggregate, other than the bridge loans provided by IIS in the amount of US$3,550,000 to Witech between April 2007 and the date of the Agreement, except (i) as may be necessary for the maintenance of existing facilities and equipment in good operating condition and repair in the ordinary course of business, (ii) as may be required by law, or (iii) as is otherwise agreed to in writing by IIS;

—	Not sell, dispose of, or encumber, any property or assets, except (i) in the ordinary course of business or (ii) as is otherwise agreed to in writing by IIS;

—	Maintain insurance (or self insurance reserves) upon all its properties and with respect to the conduct of its business of such kinds and in such amounts as is customary in the type of business in which it is engaged, but not less than that presently carried by it, which insurance (or self insurance reserves) may be added to from time to time in its discretion;

—	Without the consent of IIS, not amend its Articles of Association or other organizational documents or merge or consolidate with or into any other corporation or change in any manner the rights of its capital stock or the character of its business;

—	Except for issuances of shares to the Witech Shareholders as set forth in the Agreement, without the consent of IIS, not issue or sell, or issue options or rights to subscribe to, or enter into any contract or commitment to issue or sell (upon conversion or otherwise), any shares of its capital stock or subdivide or in any way reclassify any shares of its capital stock, or acquire, or agree to acquire, any shares of its capital stock; provided, that the above shall restrict or prohibit the issuance by Witech of Witech Shares upon exercise of options previously granted under existing benefit plans or warrants existing on the date of the Exchange Agreement.

—	Without the consent of IIS, not declare or pay any dividend on shares of its capital stock or make any other distribution of assets to the holders thereof;

—	Promptly furnish to IIS copies of all communications from Witech to its stockholders. Witech shall give prompt notice to IIS of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would cause any Witech representation or warranty contained in this Agreement to be untrue or inaccurate at or prior to the Closing Date and (ii) any material failure of Witech to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section shall not limit or otherwise affect the remedies available hereunder to IIS;

—	Witech shall use its best efforts to obtain on or prior to the Closing Date, employment agreements with such employees of Witech as reasonably requested by IIS;

—	Except as required by law, without the written consent of IIS, not directly or indirectly (i) enter into or modify any collective bargaining agreement with any labor union or other representative of employees, (ii) increase the compensation or benefits of any employee of Witech or any of its subsidiaries, (iii) amend or terminate any Witech Option Plan, or (iv) enter into or adopt any new employee benefit plan, policy or arrangement;

—	Observe all material provisions of, and perform all its material obligations under, any Marketing Agreements in a manner consistent with past practice.

IIS agrees that from the date hereof to the Closing Date, it will:

—	Give prompt notice to Witech of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would cause any IIS representation or warranty contained in this Agreement to be untrue or inaccurate at or prior to the Closing Date; (ii) the occurrence of any event which could reasonably be anticipated to prohibit or restrain the consummation of the transactions contemplated hereby; and (iii) any material failure of IIS to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section shall not limit or otherwise affect the remedies available hereunder to Witech;

—	At its expense, take all commercially reasonable actions as may be necessary (i) to insure that the representations and warranties made by it herein are true and correct in all material respects at the Closing Date, (ii) to fully perform all covenants made by it herein and (iii) to satisfy timely all other obligations imposed upon it by this Agreement;

—	Until the Closing Date and except for a financing in Shares and/or convertible securities of IIS in the amount of up to $6,000,000, none of IIS nor any of their officers, directors, representatives or agents will, directly or indirectly, solicit, initiate, knowingly encourage or accept any other proposals or offers from any Person relating to any acquisition of any shares or assets of IIS (other than sale of already issued shares in the public market and the purchase of short term investments of publicly traded securities. IIS will immediately cease any existing discussions or negotiations conducted by such Person with respect to any of the foregoing prohibited activities.

Regulatory Matters

        IIS is in discussions with the ITA and has filed an application for a ruling confirming that the Exchange will be tax-free subject to reasonable conditions as set forth therein.

        Each party will give the other parties prompt notice of the commencement of any legal proceeding by or before any Israeli governmental body with respect to the Exchange of Shares, keep the other party informed as to the status of any such legal proceeding, and promptly inform the other party of any communication with the Companies Registrar or any other Israeli governmental body regarding the Exchange of Shares or any of the other contemplated transactions.

Stock options and IIS employee stock purchase plans

        As soon as practical after the Closing, IIS will grant stock options to the senior management of Witech including the Designated Executives and other executives designated by Witech and agreed by IIS, to purchase an aggregate of 2,300,000 shares of IIS at an exercise price equal to the average trading price per share of the Exchange Shares during the twenty (20) trading days prior to the Closing, vesting in eight (8) semi- annual installments as long as each such executive continues to be employed by IIS. It is intended that these options will be issued according to the capital gains route under Section 102 of the Israeli Income Ordinance. In addition, immediately prior to or at the Closing, IIS will increase the shares reserved for issuance to directors, employees consultants and service providers of IIS and its subsidiaries pursuant to its incentive stock option plans by an additional 1,000,000 so that the total amount of shares reserved for issuance pursuant to such plan will be 3,300,000.

Indemnification

        The Shareholders, severally and jointly, have agreed to indemnify and hold IIS and its shareholders, officers, directors, representatives, agents, successors and assigns harmless from and against any of the liabilities and obligations in excess of the amounts specified in the agreement or that are not assumed by IIS (collectively, the “Excluded Liabilities”), provided however that the sole source of such indemnification shall be the proceeds from the sale of twenty five percent (25%) of the Exchange Shares (the “Escrow Shares”) except in the case of fraud and breaches of the capitalization and ownership of shares for which the remedy would not exceed the aggregate monetary value of the representations regarding Exchange Shares at Closing and for which claims could be made until the expiration of the applicable statute of limitations. The Escrow Shares shall be placed in escrow with during the Restrictive Period and will be used as collateral to satisfy any claims, demands or actions related to the Excluded Liabilities and/or liabilities, costs and expenses relating to any breach of the representations, warranties and covenants of Witech and the Shareholders (collectively, “Claims”). In the event of any Claims, the escrow agent may sell the Escrow Shares to satisfy the Claims.

Witech Shareholder Non Compete

        All the shareholders of Witech which are employees or consultants of Witech or its subsidiary (directly or through affiliates), as well as certain officers and directors of Witech shall undertake not to compete, directly or indirectly, with respect to Witech’s business for a period of 24 months following the Closing. This will not derogate from any non-compete undertakings that will be included in employment agreements between any such persons and IIS.

Restriction on resale of Exchange Shares

        The Parties acknowledge that, in accordance with Israeli tax requirements, for a period of 24 months following the Closing (the “Restricted Period”) the Exchange Shares and all shares in IIS held by other shareholders of IIS holding 5% or more of the issued and outstanding shares of IIS immediately following the Closing , which to our knowledge currently includes only Mr. Robi Hartman and CDC Holdings Ltd. (the “Current Shares,” and together with the Exchange Shares, the “Restricted Shares”) may not be transferred or sold; except that up to 10% of the Restricted Shares (the “Threshold Shares”) of IIS following the Exchange may be sold during the Restrictive Period. The Witech Shareholders shall have the right to determine sale of 60% of the Threshold Shares, provided that no sale of shares may be made by the Witech Shareholders once a claim has been made with respect to the shares deposited in escrow to secure the indemnification undertakings referred to above unless such claim is dismissed or withdrawn. The current shareholders of IIS shall have the right to determine the sale of the remainder of the Threshold Shares. In order to ensure compliance with this restriction, all the Exchange Shares and the Current Shares will be held in escrow by a mutually agreed escrow agent during the Restricted Period.

Conditions precedent to obligations

        IIS’ and Witech’s obligations to effect the Exchange of Shares are subject to the satisfaction (or waiver in certain cases) of the following conditions:

—	The representations and warranties of IIS herein contained shall be, in all material respects, true as of and at the Closing Date and again as of and at the Closing Date with the same effect as though made at such date, except for those representations and warranties that address matters only as of a particular date (which shall remain true and correct as of such particular date); IIS shall have performed and complied, in all material respects, with all covenants required by this Agreement to be performed or complied with by IIS before or at the Closing Date; and IIS shall have delivered to Witech a certificate, dated the Closing Date and signed by each of its chief executive officer and chief financial officer to both such effects.

—	No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Exchange shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any legal requirement enacted or deemed applicable to the Exchange that makes consummation of the Exchange illegal.

—	IIS’ shareholders shall have duly authorized an increase in IIS’ share capital to at least 50,000,000 Ordinary Shares, par value NIS 0.003 per share.

—	IIS’ shareholders shall have duly authorized an amendment to IIS’ Articles of Association to eliminate the casting vote of the Chairman of the Board of Directors according to Article 71(c) of such Articles and the staggered Board of directors according to Article 50 of the Articles of Association.

—	As of the Closing Date, there shall not be any judgment or order of a court of competent jurisdiction or any ruling, regulation or order of any agency of the Israeli or U.S. federal, state, or local government which would prohibit or have the effect of preventing the consummation of the issuance of the Exchange Shares and the transactions hereunder shall not be prohibited or enjoined (temporarily or permanently) by any applicable law or governmental or other regulation.

—	Witech shall have received an opinion, dated as of the Closing Date from Amit, Pollak, Matalon & Co. Israeli counsel for IIS.

—	The Exchange and the transactions contemplated hereby shall have been duly approved by the shareholders of IIS, and IIS shall have provided Witech and the Witech Shareholders with a copy of the duly authorized resolutions of shareholders meeting of IIS approving the Exchange and the transactions contemplated hereby.

—	All material consents, permits and approvals of all Governmental Entities required to be obtained in connection with the Exchange and the other transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect. IIS shall have provided Witech and the Witech Shareholders with a certified copy of the duly authorized board resolutions of IIS approving the Exchange and the transactions contemplated thereby and including a signatory rights approval with respect to the execution of the documents pertaining to the Exchange together with an incumbency certificate.

—	IIS, the Witech Shareholder Representative, and the Escrow Agent will have signed the Escrow Agreement placing in escrow the Exchange Shares and the IIS shares held by the other IIS shareholders holding 5% or more of the issued and outstanding shares of IIS immediately following the Closing (collectively with the Exchange Shares, the “Restricted Shares”), for a period of twenty-four months following the Closing (the “Restrictive Period”) in accordance with Israeli tax requirements.

—	IIS and the Witech Shareholders shall have received a tax ruling from the Israeli Income Tax Authorities confirming that the Exchange will be tax-free subject to reasonable conditions as set forth therein.

—	IIS and each of Charles Moss, David Elooz, Eliyahu Cohen and Ronen Segal (collectively, the “Designated Representatives”) shall have entered into employment agreements with IIS or Witech, respectively (the “Designated Executives Employment Agreements”) to the satisfaction of such Designated Executives which employment agreements shall include, inter alia, an obligation of IIS to issue stock options to such Designated Executives and other employees of Witech designated by them immediately prior to or at the Closing in the aggregate amount of 2,300,000 Ordinary Shares of IIS (the “Executive Options”) at an exercise price equal to the average trading price per share of the Exchange Shares during the twenty trading days prior to the Closing, vesting in eight (8) semi-annual installments as long as each such executive continues to be employed by IIS, and such Executive Options shall be issued according to the capital gains route under Section 102 of the Israeli Income Tax Ordinance.

—	Since the date of this Agreement, there shall not have occurred any Material Adverse Effect (as defined in the Agreement) on IIS, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, could reasonably be expected to have a Material Adverse Effect on IIS.

—	Other than the Tax Ruling, there shall not have been any action taken by any governmental entity, and there shall not have been any legal requirement or order enacted, entered, enforced or deemed applicable to the Exchange, that imposes or that seeks to impose any restriction, condition or obligation upon IIS or Witech that could reasonably be expected to adversely impact, in any material respect, any of the anticipated benefits to Witech or the Witech Shareholders of the Exchange.

—	The obligations of IIS and Witech to consummate and effect the Exchange shall be subject to the satisfaction of the following conditions, or to the waiver in writing thereof by IIS in the manner contemplated by Section 6.4 of the Exchange Agreement on or before the Closing Date:

—	The representations and warranties of Witech herein contained shall be, in all respects, true as of and at the Closing Date with the same effect as though made at such date, except for those representations and warranties that address matters only as of a particular date (which shall remain true and correct as of such particular date), provided that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and are not reasonably expected to result in, a Material Adverse Effect; Witech shall have performed and complied, in all material respects, with all covenants required by this Agreement to be performed or complied with by Witech before the Closing Date; and Witech shall have delivered to IIS a certificate, dated the Closing Date and signed by its chief executive officer and by its chief financial or accounting officer to both such effects.

—	The representations and warranties of the Witech Shareholders herein contained shall be, in all respects, true as of and at the Closing Date with the same effect as though made at such date;

—	No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Exchange shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any legal requirement enacted or deemed applicable to the Exchange that makes consummation of the Exchange illegal.

—	IIS shall have received an opinion, dated as of the Closing Date, from Fischer, Behar, Chen, Well, Orion & Co., Israeli counsel to Witech.

—	All consents, permits and approvals of all governmental entities or any other third party required to be obtained in connection with the Exchange and the other transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect.

—	The holders of any material indebtedness of Witech, the lessors of any property leased by Witech, and the other parties to any other agreements to which Witech is a party, whose consent to the Exchange is required as set forth in the Witech Disclosure Schedule, shall, when and to the extent necessary in the reasonable opinion of IIS, have consented to the Exchange.

—	The Combined 20-F to be filed with the United States Securities and Exchange Commission shall be ready for filing with the SEC as confirmed by the Board of Directors of IIS;

—	The individuals identified in the Witech Disclosure Scheduleshall not have ceased to be employed by Witech or shall not have expressed an intention to terminate his or her employment with Witech or, when relevant, shall have declined to accept employment with IIS provided that such employment with IIS shall be under their existing terms with Witech.

—	Since the date of the Agreement, there shall not have occurred any Material Adverse Effect on Witech, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, could reasonably be expected to have a Material Adverse Effect on Witech; provided, however, for this purpose, a Material Adverse Effect shall not include any loss of revenues or sales and support personnel during the period from the date hereof to the Closing Date other than losses of revenues or sales and support personnel attributable to an event the occurrence or existence of which would result in a representation or warranty made by Witech in this Agreement being untrue or would result in the breach of a covenant made by Witech in this Agreement.

—	Other than the Tax Ruling, there shall not have been any action taken by any Governmental Entity, and there shall not have been any legal requirement or order enacted, entered, enforced or deemed applicable to the Exchange, that imposes or that seeks to impose any restriction, condition or obligation upon IIS or Witech that could reasonably be expected to adversely impact, in any material respect, any of the anticipated benefits to IIS of the Exchange.

—	Each holder of Witech Shares will provide to IIS the Witech Shareholder Waiver.

—	Each holder of Witech Options will provide to Witech and IIS an Undertaking, Release and Waiver.

—	Each of the Witech Shareholders will have signed the Indemnification Agreement.

—	Each of the Witech Shareholders and the Escrow Agent will have signed the Escrow Agreement.

—	IIS shall have received the Tax Ruling from the Israeli Income Tax Authorities.

—	Each of the Designated Executives will have entered into the Designated Executives Employment Agreements.

—	All the Witech Shareholders who are employees or consultants of Witech or the Subsidiary (directly or through affiliates), as well as officers and directors of Witech shall deliver an executed non-compete undertaking with respect to Witech’s business for a period of twenty-four months following the Closing.

Termination of the Exchange Agreement

        The Exchange Agreement may be terminated at any time prior to the effective time of the Exchange of Shares):

—	By mutual written consent of IIS and Witech.

—	By IIS, if there has been a breach by Witech of its representations, warranties, covenants, or agreements set forth in this Agreement if, as a result of such breach, the conditions set forth in Section 5.2 of the Exchange Agreement would not be satisfied, and Witech fails to cure such breach within 15 business days after written notice thereof from IIS (except that no cure period shall be provided for any breach by Witech which by its nature cannot be cured).

—	By IIS, if there has been since December 31, 2006, a Material Adverse Change with respect to Witech which condition or event shall not have been ameliorated such that it no longer constitutes a Material Adverse Change within fifteen (15) business days following receipt by Witech of notice from IIS (except that no cure period shall be provided for any Material Adverse Change which by its nature cannot be cured); provided, however, for this purpose of a Material Adverse Change shall not include any loss of revenues or sales and support personnel during the period from the date hereof to the Closing Date other than losses of revenues or sales and support personnel attributable to an event the occurrence or existence of which would result in a representation or warranty made by Witech in this Agreement being untrue or would result in the breach of a covenant made by Witech in this Agreement.

—	By Witech, if there has been a breach by IIS of any of its representations, warranties, covenants or agreements set forth in this Agreement if, as a result of such breach, the conditions set forth above would not be satisfied, and IIS fails to cure such breach within 15 business days after written notice thereof from Witech (except that no cure period shall be provided for any breach by IIS which by its nature cannot be cured).

—	By IIS or Witech if (i) a statute, rule, regulation or executive order shall have been enacted, entered or promulgated prohibiting the consummation of the transactions contemplated hereby or (ii) an order, decree, ruling or injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby and such order, decree, ruling or injunction shall have become final and non-appealable; provided, that the party seeking to terminate this Agreement shall have used its reasonable best efforts to remove such injunction, order or decree.

—	By either IIS or Witech and the Witech Shareholders, if all conditions to consummation of the Exchange shall not have been satisfied or waived on or before December 31, 2007, other than as a result of a breach of this Agreement by the terminating party.

—	An election of IIS to terminate this Agreement and abandon the Exchange as provided in Section 6.1 of the Agreement shall be exercised on behalf of IIS by its board of directors and the requisite number of IIS shareholders. An election of Witech to terminate this Agreement and abandon the Exchange as provided in Section 6.1 shall be exercised on behalf of Witech by its board of directors, and an election of the Witech Shareholders to terminate this Agreement and abandon the Exchange as provided in Section 6.1 of the Agreement shall be exercised by a resolution of the Witech Shareholders.

—	In the event of the termination and abandonment of this Agreement pursuant to and in accordance with the provisions of Section 6.1 of the Exchange Agreement, (i) this Agreement shall become void and have no effect, without any liability on the part of any party hereto (or its stockholders or controlling persons or directors or officers in accordance with this agreement), and (ii) neither party shall be released or relieved from any liability arising from the willful breach by such party of any of its representations, warranties, covenants or agreements as set forth in this Agreement.

—	Subject to the requirements of any applicable law, any of the terms or conditions of this Agreement may be waived at any time by the party, which is entitled to the benefit thereof, by action taken by its board of directors, or to the extent such party is an individual, in writing by such individual.

—	If this Agreement is terminated due to the fact that the Exchange is not consummated due to the failure of Witech and/or the Shareholders to receive a favorable tax ruling, without derogating from any other rights and remedies at law or according to any agreement and without releasing Witech from its obligation to repay the loans provided by IIS to Witech pursuant to the Loan Agreement dated April 17, 2007 and May 2007 and any other loan agreement between IIS and Witech, and related documents according to their terms, in consideration for IIS’ efforts and investment of time and money in pursuing the Exchange, Witech will immediately issue to IIS five percent (5%) of the issued and outstanding share capital of Witech, on a fully diluted basis and the interest on such loans will be increased to LIBOR plus 10% (or the maximum rate permitted by law, whichever is lower) retroactively to the date they were provided to Witech and IIS will have the option for a period of sixty (60) days following termination of this Agreement, to convert all or part of the loans provided by IIS to Witech (and interest thereon) to Ordinary Shares of Witech at a price per share reflecting a pre-conversion Company valuation of $5,000,000 on a fully diluted basis.

Applicable Law

        The Exchange Agreement is governed by the laws of the State of Israel.

Where you can find more information?

        You may read and copy this proxy statement and any other documents we have filed at the SEC at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on this public reference room. As a foreign private issuer, all documents which were filed after March 14, 2001, on the SEC’s EDGAR system are available for retrieval on the SEC’s website at www.sec.gov.

        The documents set forth below, as well as reports filed by IIS with the SEC after the date of this proxy statement, contain important information about IIS and its financial condition:

        Annual Report on Form 20-F for the fiscal year ended December 31, 2006; and all Reports on Form 6- K since March 2007.

        Our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, contains a detailed description of our business, results of operations and financial condition and includes our financial statements and schedules.

        You should rely only on the information contained in this proxy statement or the information furnished to you in connection with this proxy statement to vote on the Exchange of Shares. We have not authorized anyone to provide you with information that is different from what is contained in this document. The date of this proxy statement is November 12, 2007. You should not assume that the information contained in this document is accurate as of any date other than November 12, 2007.

Proposed Resolution.

It is proposed to adopt the following resolution at the Meeting:

“RESOLVED, to approve and adopt, in all respects, the Share Exchange Agreement (the “Agreement”), between the Company, Witech and the Shareholders of Witech (as defined in the Agreement), and the transactions contemplated thereby, substantially in the form presented to the shareholders and attached hereto as Annex A (with such changes as the Board of Directors of the Company deems appropriate in the circumstances).”

        The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon will be required for shareholder approval of the resolution set out above.

INCREASE OF THE REGISTERED SHARE CAPITAL OF THE COMPANY

(Item 2 on the Proxy Card)

        Our registered share capital is currently fifty thousand New Israeli Shekels (NIS 50,000), divided into16,666,666 Ordinary Shares of NIS 0.003 nominal value each. We need to increase our registered share capital to have sufficient shares to fulfill our obligations under the Exchange Agreement, to issue upon exercise of warrants and options, to raise financing in the and for other corporate purposes. Under Israeli law, the increase of share capital does not of itself result in any additional cost or expense to us.

It is proposed to adopt the following resolution at the Meeting:

“RESOLVED, to approve the increase of the registered share capital of the Company by NIS 100,000 consisting of 33,333,334 Ordinary Shares of NIS 0.003 par value each, so that following such increase the registered share capital of the Company shall consist of NIS 150,000 divided into 50,000,000 Ordinary Shares of NIS 0.003 par value each. The Memorandum and Articles of Association of the Company shall be amended accordingly.”

        The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon will be required for shareholder approval of the resolution set out above.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

(Item 3 on the Proxy Card)

        Among the conditions for closing of the Exchange Agreement is that our shareholders shall have duly authorized an amendment to our Articles of Association to eliminate the casting vote of the Chairman of the Board of Directors according to Article 71(c) of such Articles and the staggered Board of directors according to Article 50 of the Articles of Association. In addition, due to changes in the Israeli companies law, it is proposed to amend the provisions in our Articles of Association allowing a director to appoint an alternate director in certain subject to certain limitations and relating to indemnification and exception from liability of our officers and directors.

It is proposed to adopt the following resolutions at the Meeting:

“RESOLVED, to approve and adopt, in all respects, the following amendments to the Company’s Articles of Association:

1.	Article 50 of the Articles of Association of the Company that reads as follows:

50.	(a) Except for External Directors (as defined in the Companies Law) and the Chief Executive Officer of the Company, all directors shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, one class to hold office initially for a term expiring at the 2001 Annual Meeting of the Company, another class to hold office initially for a term expiring at the 2002 Annual Meeting of the Company, and another class to hold office initially for a term expiring at the 2003 Annual Meeting of the Company, with the members of each class to hold office until their successors have been dulyelected and qualified. At each Annual Meeting following the 2001 Annual Meeting, the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the Annual Meeting of the Company held in the third year following the year of their election and until their successors have been duly elected and qualified.

(b)	Any director or directors may be removed from office at any time, but only for “cause” and only by the affirmative vote of (i) the holders of the majority of the Ordinary Shares present in person or by proxy and voting thereon, or (ii) a majority of the Board of Directors. For purposes of this clause (b): “cause” shall mean the willful and continuous failure of a director substantially to perform such director’s duties to the Company (other than any such failure resulting from incapacity due to physical or mental illness) or the willful engaging by a director in gross misconduct materially and demonstrably injurious to the Company.

(c)	The Company shall appoint External Directors as and to the extent required by, and they shall hold office according to, the Companies Law, as long as the Company is required by the Companies Law to appoint External Directors.

(d)	The Chief Executive Officer of the Company will automatically be a director of the Company and his term of office as a director shall be vacated, ipso facto, when he ceases to serve as Chief Executive Officer of the Company.

will be replaced in its entirety by a new Article 50 that reads as follows:

“(a)	Except for External Directors (as defined in the Companies Law) regarding whom paragraph 50(f) will apply, the Company’s directors shall be elected at the annual meeting and/or at a special meeting, and shall hold office until the end of the next annual meeting or until they cease to hold office pursuant to the provisions of these Articles. If at a general meeting of the Company new directors in the minimum amount specified pursuant to the articles are not elected, the directors who held office until such time shall continue to hold office, until they are replaced by the Company’s general meeting.

(b)	In addition to the provisions of paragraph 50(a) above, the board of directors may appoint a director instead of a director whose office has been vacated and/or as an additional director, subject to the maximum number of directors on the board of directors as provided in Article 49 above. The appointment of a director by the board of directors shall be valid until the next annual meeting or until he ceases to hold office pursuant to the provisions of the articles.

(c)	A director whose term of office has come to an end may be re-elected.

(d)	The office of a director shall commence on the date of his appointment by the annual meeting and/or the special meeting and/or the board of directors or on a later date if specified in the appointment resolution of the annual meeting and/or special meeting and/or board of directors.

(e)	The general meeting may remove any director from his office before the end of his term of office, whether the director was appointed by it by virtue of paragraph 50(a) above or by the board of directors by virtue of paragraph 50(b) above, provided that the director is given a reasonable opportunity to state his case before the general meeting.

(f)	The Company shall appoint External Directors as and to the extent required by, and they shall hold office according to, the Companies Law, as long as the Company is required by the Companies Law to appoint External Directors."

2.	The following new Article 52A will be added after Article 52 of the Articles of Association:

“Alternate Directors. Every Board of Directors’ member may appoint an alternate for himself/herself, provided that such an appointment shall not be for a period exceeding one month, and that someone who was appointed as an alternate for another director and/or who is already serving as a director of the Company may not be appointed as an alternate, except as provided in Section 237(d) of the Companies Law. The appointment or termination of the office of an alternate shall be effected in a written document signed by the director who appointed him; however, in any event, the office of an alternate shall terminate if one of the events specified in Article 53 below befalls the alternate or if the office of the board of directors’ member for whom he\she is acting as alternate is vacated for whatsoever reason. An alternate shall be treated as a director and all the provisions of the Companies Law and these Articles shall apply to him/her save for the provisions regarding the appointment and/or dismissal of a director specified herein.”

3.	The last sentence of Article 71(c) of the Articles of Association that reads as follows:

“In the event of a tie vote, the Chairman of the Board of Directors shall cast the deciding vote”

will be replaced by the following sentence:

“In the event of a tie vote, the Chairman of the Board of Directors shall not have a casting or deciding vote”.

4.	Article 98 of the Articles of Association of the Company that reads as follows:

        98. The Company may, to the maximum extent permitted by the Companies Law:

(a)	enter into a contract for the insurance of the liability, in whole or in part, of any of its Officers,

(b)	may indemnify an Officer of the Company post factum; and

(c)	may indemnify an Officer of the Company in advance for the following events:

(i)	Any financial obligation imposed on an Officer in favor of a third party by a court judgment, including a compromise judgment approved by court (provided that the Company approved the compromise in advance) or an arbitrator’s award approved by court (provided that it was given pursuant to arbitration agreed to by the Company in advance), for an act or omission performed by an Officer in his capacity as an Officer.; and

(ii)	reasonable legal expenses, including attorneys’ fees, expended by or charged to an Officer or adjudicated against an Officer by a court in a proceeding commenced against an Officer by the Company or on its behalf or by another person, or in a criminal charge from which an Officer was acquitted, or in a criminal charge that does not require intent, in which an Officer was convicted, all for an act or omission performed in his capacity as an Officer.

Such indemnity shall apply in certain foreseeable events and up to a feasible amount under the circumstances, as determined by the Board of Directors.

will be replaced in its entirety by a new Article 98 that reads as follows:

         “98.1 The Company may exempt an Officer therein in advance for his liability, or any part thereof, for damage in consequence of a breach of the duty of care vis-a-vis it, except with respect to Distribution (as defined in the Companies Law).

        98.2 The Company may indemnify an Officer retroactively for an obligation or expense asspecified in sub-paragraphs 98.2.1 98.2.2 and 98.2.3 below, imposed on him in consequence of act done inhis capacity as an officer in the Company.

        98.2.1 a monetary obligation imposed on him in favor of another person pursuant to a judgment, including a judgment given in settlement or an arbitrator’s award that has been approved by a court;

         98.2.2 reasonable litigation expenses, including advocates’ professional fees, incurred by the Officer pursuant to an investigation or a proceeding commenced against him by a competent authority and that was terminated without an indictment and without having a monetary charge imposed on him in exchange for a criminal procedure (as such terms are defined in the Companies Law), or that was terminated without an indictment but with a monetary charge imposed on him in exchange for a criminal procedure in a crime that does not require proof of criminal intent;

        98.2.3 reasonable litigation expenses, including advocates’ professional fees, incurred by the Officer or which he is ordered to pay by a court, in proceedings filed against him by the company or on its behalf or by another person, or in a criminal indictment in which he is acquitted, or in a criminal indictment in which he is convicted of an offence that does not require proof of criminal intent.

         98.3 The Company may give an advance undertaking vis-a-vis an Officer to indemnify him in respect of an obligation or expense as specified in paragraph 98.2 above, provided that the undertaking specified in paragraph 98.2.1 is limited to types of events which in the board of directors’ opinion may be anticipated, in light of the Company’s activities, at the time of giving the indemnity undertaking, and to an amount or criteria which the board of directors determines is reasonable in the circumstances of the case, both to be specified in the Company’s undertaking.

        98.4 A company may enter into a contract to insure the liability of an Officer therein for an obligation imposed on him in consequence of an act done in his capacity as an Officer therein, in any of the following cases:

        98.4.1 a breach of the duty of care vis-a-vis the Company or vis-a-vis another person;

        98.4.2 a breach of the duty of fidelity vis-a-vis the Company, provided that the Officer acted in good faith and had reasonable basis to assume that the act would not harm the Company;

        98.4.3 a monetary obligation imposed on him in favor of another person.

        98.5 Paragraphs 98.1 to 98.4 shall not apply in any of the following cases -

        98.5.1 a breach of the duty of fidelity, save regarding insurance and indemnity provided that the Officer acted in good faith and had reasonable basis to assume that the act would not harm theCompany;

        98.5.2 an intentional or rash breach of the duty of care, except where the breach was negligent only;

        98.5.3 an act done with the intention of unlawfully producing a personal profit;

        98.5.4 a fine imposed on an Officer."

5.	Article 99 of the Articles of Association of the Company that reads as follows:

“Subject to the provisions of the Companies Law, the Company may exculpate an officer in advance from liability, or any part of liability, for damages sustained by a breach of duty of care to the Company”, will be deleted in its entirety as matters covered by this Article are covered by Article 98 (amended as specified above).

        The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon will be required for shareholder approval of the resolutions set out above.

APPROVAL OF THE COMPANY’S SHARE OPTION PLAN

(Item 4 on the Proxy Card)

        Our incentive share options plans have expired and we currently have no valid share option plan.

        On November 5, 2007, our Board of Directors approved the Company’s 2007 Israeli Share Option Plan (the “Plan”) and resolved to reserve 3,300,000 Ordinary Shares for issuance pursuant to the Plan. A copy of the Plan is attached hereto as Annex B.

        The purpose of the Plan is to enable us to attract and retain qualified persons as employees, officers, directors, consultants, advisors and service providers and to motivate such persons by providing them with an equity participation in the Company. The Plan will expire 10 years after its adoption, unless terminated earlier by the Board of Directors.

        The Plan is administered by the Board of Directors or a committee of the Board of Directors which has broad discretion, subject to certain limitations, to determine the persons entitled to receive options.

        Under the Plan, the terms and conditions under which options are granted and the number of shares subject thereto shall be determined by the Board of Directors or a committee of the Board of Directors. The Board of Directors or such committee also has discretion to determine the nature of the consideration to be paid upon the exercise of an option under the Plan. Such consideration generally may consist of cash, or, at the discretion of the Board of Directors, cash and a recourse promissory note.

        The Ordinary Shares acquired upon exercise of an option are subject to certain restrictions on transfer, sale or hypothecation. Options are exercisable and restrictions on disposition of shares lapse pursuant to the terms of the individual agreements under which such options were granted or shares issued.

        Options granted under the Plan to our employees and certain of our directors may be designated as 102 Options that afford qualified optionees certain tax benefits under the Israel Income Tax Ordinance (“102 Options”). The Company has elected that the benefits available under the “capital gains” alternative will apply to 102 Options. Pursuant to the election made by the Company, capital gains derived by optionees arising from the sale of shares derived from the exercise of options granted to them under Section 102, will be subject to a flat capital gains tax rate of 25% (instead of the gains being taxed as salary income at the employee’s marginal tax rate). However, as a result of this election, the Company will no longer be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as the Company was previously entitled to do. The Company may change its election from time to time, as permitted by the Tax Ordinance. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee (the “Trustee”) for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months after the date of grant.

It is proposed to adopt the following resolution at the Meeting:

“RESOLVED, to ratify and approve the adoption by the Company of the Company’s 2007 Israeli Share Option Plan (the “Plan”) substantially in the form presented to the shareholders and attached hereto as Annex B and to ratify and approve that an aggregate of 3,300,000 Ordinary Shares from the authorized but unissued share capital of the Company will be reserved and set aside for grant of options and issuance upon exercise of such options under the Plan.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon will be required for shareholder approval of the resolutions set out above.

APPROVAL OF BONUSES TO FORMER LIQUIDATORS OF THE COMPANY

(Item 5 on the Proxy Card)

        At our general meeting of shareholders held in July 2004, Messrs. Robi Hartman and Aharon Jacobowitz were appointed as joint liquidators and the shareholders approved a fee of $1,000 per month (plus VAT, if applicable), to each of them. These fees were paid in May 2007. In addition, our shareholders in July 2004 approved that (i) Mr. Jacobowitz will receive an additional bonus as follows: $25,000 (plus VAT, if applicable) if the gross proceeds received by our shareholders is above $0.50 per share, $50,000 (plus VAT, if applicable) if the gross proceeds received by our shareholders is above $1.00 per share and $75,000 (plus VAT, if applicable) if the gross proceeds received by our shareholders is above $1.30 per share, and (ii) Mr. Hartman will receive an additional bonus $100,000 (plus VAT, if applicable) if the gross proceeds received by our shareholders is above $1.30 per share.

        Since our general meeting of shareholders resolved at its meeting held on April 17, 2007 to terminate the voluntary liquidation proceedings and consequently no proceeds will be distributed to the shareholders of the Company at this stage, no bonus is payable according to the shareholder resolution of July 2004. However, On June 17, 2007 our Audit Committee and Board of Directors approved and approved to recommend to the general meeting of shareholders that (i) we will pay Mr. Aharon Jacobowitz a cash bonus as follows: $25,000 (plus VAT, if applicable) if the PPS (as defined below) is above $0.50 per share, $50,000 (plus VAT, if applicable) if the PPS is above $1.00 per share and $75,000 (plus VAT, if applicable) if the PPS is above $1.30 per share, and (ii) we will pay Robi Hartman a cash bonus of $100,000 (plus VAT, if applicable) if the PPS is above $1.30 per share. For the purposes of this resolution “PPS” means the average closing price of our shares on the “Pink Sheets” (as quoted by Yahoo Financial or other similar service) during the twenty (20) trading days following the approval of this resolution by our general meeting of shareholders (if such approval is given).

It is proposed to adopt the following resolution:

“RESOLVED, to approve the decision of the Company’s Audit Committee and Board of Directors that (i) the Company will pay Mr. Aharon Jacobowitz a cash bonus as follows: $25,000 (plus VAT, if applicable) if the PPS (as defined below) is above $0.50 per share, $50,000 (plus VAT, if applicable) if the PPS is above $1.00 per share and $75,000 (plus VAT, if applicable) if the PPS is above $1.30 per share, and (ii) the Company will pay Mr. Robi Hartman a cash bonus of $100,000 (plus VAT, if applicable) if the PPS is above $1.30 per share. For the purposes of this resolution “PPS”means the average closing price of our shares on the “Pink Sheets” (as quoted by Yahoo Financial or other similar service) during the twenty (20) trading days following the approval of this resolution by our general meeting of shareholders. The Shareholders confirm that this resolution is not detrimental to the Company’s interests”.

        The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon will be required to approve the above resolution.

APPROVAL OF COMPENSATION OF DIRECTORS OF THE COMPANY

(Item 6 on the Proxy Card)

        Our audit committee and board of directors has approved, subject to shareholders approval, that the compensation for any director who is not an employee, consultant, service provider to us or any of our subsidiaries shall be equal to $12,000 per annum, and that all directors (unless they have already received options as an employee, consultant or service provider) will be granted 15,000 options per annum to purchase our Ordinary Shares and that the exercise price of such options shall be equal to the average closing price of the Company’s shares on the last 20 trading day prior to the date of issuance of such options. Our audit committee and board of directors has specifically approved the grant of options according to the above terms to Messrs. Aharon Jacobowitz and Alon Wulkan who were elected as directors at our shareholders meeting held on April 17, 2007.

It is proposed to adopt the following resolution:

“RESOLVED, that the compensation of any director of the Company who is not an employee, consultant, service provider to the Company or any of it’s subsidiaries, including Messrs. Aharon Jacobowitz and Alon Wulkan, shall be $12,000 per annum and that each such director will be granted options to purchase 15,000 Ordinary Shares of the Company per annum as long as such person acts as a director of the Company, at an exercise price equal to the exercise price of such options shall be equal to the average closing price of the Company’s shares (as quoted by Yahoo Financial or other similar service) on the last 20 trading day prior to the date of issuance of such options and with respect to Messrs. Jacobowitz and Wulkan, the last 20 trading day prior to the date of this resolution. The compensation to Messrs. Jacobowitz and Wulkan shall be paid retroactively to April 17, 2007, the date of their appointment as directors of the Company. The Shareholders confirm that this resolution is not detrimental to the Company’s interests”.

        The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon will be required to approve the above resolution.

APPROVAL OF CONSULTING AGREEMENT FOR THE SERVICES OF MR.
ROBI HARTMAN

(Item 7 on the Proxy Card)

        Robi Hartman is currently acting as our Chief Executive Officer, Chairman of the Board of Directors and acting CFO. It is proposed that following the consummation of the Exchange Agreement, Mr. Hartman shall serve as Chief Executive Officer and as a director of the Company

        On May 15, 2007 and November 5, 2007 our board of directors and audit committee approved, subject to shareholders approval, the monthly compensation to West End Technology Investments Ltd. for the services of Mr. Hartman as our CEO in the amount (total cost to the Company) of NIS 60,000 plus VAT, effective April 17, 2007. The principal terms of the agreement are set out in Annex C hereto. In addition, on November 5, 2007, our board of directors and audit committee approved the grant of options to purchase 15,000 Ordinary Shares of the Company to Mr. Hartman for each year in which Mr. Hartman serves as a director of the Company, commencing April 17, 2007. The exercise price of such options shall be the exercise price of such options shall be equal to the average closing price of the Company’s shares (as quoted by Yahoo Financial or other similar service) on the last 20 trading day prior to the date of this resolution.

It is proposed to adopt the following resolution:

“RESOLVED, to approve the agreement and terms of compensation with West End Technology Investments Ltd., (a company owned and controlled by Mr. Robi Hartman) with respect to the services to the Company of Mr. Robi Hartman as Active Chairman of the Board of Directors and/or CEO, effective April 17, 2007 as approved by the Audit Committee and Board of Directors of the Company and presented to the shareholders of the Company. The Shareholders confirm that this resolution is not detrimental to the Company’s interests”.

FURTHER RESOLVED, to approve the grant of options to purchase 15,000 Ordinary Shares of the Company to Mr. Hartman for each year in which Mr. Hartman serves as a director of the Company, commencing April 17, 2007. The exercise price of such options shall be the exercise price of such options shall be equal to the average closing price of the Company’s shares (as quoted by Yahoo Financial or other similar service) on the last 20 trading day prior to the date of this resolution.”

        The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon will be required to approve the above resolution.

APPROVAL OF INDEMNIFICATION AGREEMENTS

(Item 8 on the Proxy Card)

        On November 5, 2007 our Audit Committee and the Board of Directors approved the grant of indemnification agreements to all directors and officers of the Company, including directors and officers to be appointed in the future. These letters provide for indemnification of such officers and directors, jointly and in the aggregate, up to a maximum in excess of any insurance proceeds received by the Company with respect to any indemnified event, of US$2,500,000, or such greater sum as shall, from time to time, be approved by the shareholders of the Company. A form of the indemnification agreement is attached hereto as Annex D.

It is proposed to adopt the following resolution:

“RESOLVED, to approve the entering into of indemnification agreements with all directors and officers of the Company, including directors and officers who may be appointed in the future, substantially in the form presented to the shareholders and attached hereto as Annex D. The Shareholders confirm that this resolution is not detrimental to the Company’s interests.”

        The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon will be required to approve the above resolution.

INCREASE LIMIT OF THE AMOUNT OF DIRECTORS AND OFFICERS
INSURANCE

(Item 9 on the Proxy Card)

        On April 17, 2007, our general meeting of shareholders duly approved the procurement by the Company of directors and officers insurance with coverage of up to $5,000,000 per event and up to $5,000,000 per annum in the aggregate, with an annual premium not to exceed $50,000.

        On November 5, 2007, our Audit Committee and Board of Directors approved, subject to shareholder approval, that the limits of the insurance coverage will be increased from $5,000,000 to $10,000,000. This increase is required due to the increase in our business activities and to attract and retain directors and officers with the necessary skills and qualifications.

It is proposed to adopt the following resolution:

“RESOLVED, to approve the decision of the Audit Committee and Board of Directors of the Company that the Company is authorized to procure Directors’ and Officers’ insurance with coverage of up to $10,000,000 per event and up to $10,000,000 per annum in the aggregate, with an annual premium not to exceed $10,000. The Shareholders confirm that this resolution is not detrimental to the Company’s interests”.

        The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon will be required to approve the above resolution.

APPOINTMENT OF ADDITIONAL DIRECTORS AND APPROVAL OF THEIR
COMPENSATION

(Item 10 on the Proxy Card)

        As part of the Exchange Agreement, we propose to appoint three shareholders and officers of Witech as directors of IIS, subject to and with effect from, the closing of the of the Exchange Agreement.

The table below sets out certain information regarding each candidate:

Name	Principal Occupation or Employment	Age	Whether Served as Director	Number of Shares Beneficially Owned*

Charles Moss	Chief Executive Officer of Witech	52	No	2,000
David Elooz	Chief Operations Officer of Witech	35	No	-
Eliyahu Cohen	Chief Technology Officer of Witech	35	No	-

*Estimated following closing of the Exchange Agreement.

Also, below is a summary of the resume of the candidates:

        Charles Moss has acted as Chief Executive Officer and Chairman of the Board of Witech since its formation in February 2004. He is also the founder and owner of Opcom Ltd., an Israeli fiber optic company developing custom test solutions and served as Chief Executive Officer and Chairman of the Board of this company from 1986 until February 2004. He also served on the board of directors of MaxBill during 2006. Mr. Moss holds a Bachelors of Science and Masters of Science degree from the Massachusetts Institute of Technology (MIT) in Mechanical Engineering and Materials Science .

        David Elooz has acted as Chief Operations Officer of Witech since 2007. Mr. Elooz served from 2001 until 2003 as Optical Engineering Manager and Senior Systems Engineer in Chiaro Networks Ltd., an Israeli company developing and managing optical design and production of fiberoptic switches. He also served from 2003 until 2006, as Team Leader and Project Manager for Applied Materials, developing new inspection tools. Mr. Elooz holds a Bachelor of Science degree in Physics from the Jerusalem College of Technology.

        Eliyahu Cohen has acted as Chief Technology Officer of Witech since its formation in February 2004. Mr. Cohen served from 2002 until joining Witech, as Projects Manager and Vice President R&D in ODF Optronics, an Israeli company developing visioning systems for the military and defense market. Mr. Cohen holds a Bachelor of Science degree in Electrical Engineering from the Jerusalem College of Technology, and a Masters Degree in Business Administration from Bar Ilan University

        The principal terms of employment of each of Charles Moss, David Elooz and Eliyahu Cohen by the Company or a subsidiary of the Company is set out in Annex E hereto.

Information regarding our existing directors is set out below:

Name	Principal Occupation or Employment	Age	Number of Shares Beneficially Owned

Robi Hartman	Chairman and CEO	46	2,748,901
Aharon Jacobowitz	Management Consultant	59	0
Alon Wulkan	Economist and Economic Advisor	35	0
Iris Weller*	Attorney	33	0

* External director.

        Robi Hartman has 24 years of experience as an entrepreneur in the field of technology and as an executive for leading technology companies, with wide experience in public markets, finance and accounting. He has been the Company’s Chairman and Chief Executive Officer since the Company terminated its voluntary liquidation proceedings in April 2007. He served as a Director of the Company from September 1998 until its entering into voluntary liquidation in July 2004, Vice Chairman of the Board from October 1998 to March 2000, Acting Chief Financial Officer from December 1998 until July 2004, and Chairman of the Board and Chief Executive Officer of the Company from March 2000 until July 2004, and joint liquidator of the Company from July 2004 until April 2007. He serves as the Vice Chairman of the Board of Teledata Networks since the management buyout from ADC Telecommunications in February 2004. He has also served as Chairman of StoreAge Networking Technologies from its inception in 1999 until 2006.  Before joining the Company, from 1987 to 1996, Mr. Hartman was the manager of Teledata Communications Ltd., a leading supplier of advanced access solutions, beginning as a manager and progressing to the Chief Financial Officer and finally as Chief Executive Officer and President.  From 1996 to 1997, Mr. Hartman was the President of VCON Telecommunications, a pioneer in PC based teleconferencing.  Since 1997 he owns and manages West End Technology Investments Ltd. Mr. Hartman received his B.A. in Political Science and Economics from Bar Ilan University and his Masters in Business Administration (MBA) from Bentley College.

        Aharon Jacobowitz has served as a director of the Company since the Company terminated its voluntary liquidation proceedings in April 2007. He served as a director of the Company from May 1995 until its entering into voluntary liquidation in July 2004 and as a joint-liquidator of the Company from July 2004 until April 2007.  Since 1989, Mr. Jacobowitz has been a management consultant to large organizations on data processing and management issues.  In addition to his consultancy business, Mr. Jacobowitz served three periods as general manager of two high-tech start up companies and the Israeli branch of Coopers and Lybrand consultancy firm. Prior to 1989, Mr. Jacobowitz was employed for 14 years in various capacities in the marketing division of IBM Israel Ltd.  His main specialties are networking, midrange systems and project management. He holds a BSc in Mathematics and Physics and an MSc in computer sciences (with distinction) both from the Hebrew University of Jerusalem.

        Alon Wulkan has served as a director of the Company since the Company terminated its voluntary liquidation proceedings in April 2007. He has served during the last five years in various positions in Kardan Israel Ltd. and its subsidiaries, including Vice President of Finance, economist and economic advisor and acts as a director of Kardan Trade and Retail Ltd., Tuxedo Holdings (1999) Ltd.; Kardan Securities Ltd. and Kardan Financial Holdings Ltd. Mr. Wulkan is the son-in-law of Mr. Schnur who is one of the beneficiaries of a trust that holds the shares of CDC Holdings Ltd. (the holder of approximately 11% of the issued and outstanding shares of the Company). Mr. Wulkan holds a BA in Social Sciences and Economics from the Open University in Israel and a Masters in Business Administration (MBA) from Tel Aviv University.

        Iris Weller-Weiss has served as a director of the Company since the Company terminated its voluntary liquidation proceedings in April 2007. She has been acting since January 2006 as the Legal Consultant & Personal Assistant to Mr. Avner Schnur. Mr. Schnur is one of the beneficiaries of a trust that holds the shares of CDC Holdings Ltd. (the holder of approximately 11% of the issued and outstanding shares of the Company) and a principal shareholder and director of Kardan NV, a company traded on the Amsterdam Euronext and Tel-Aviv Stock Exchange. Kardan NV is actively involved in real estate, financial services, infrastructure, communications & technologies, and automotive. From 2003- 2006, Mrs. Weller was a prosecutor with the District Attorney Office. Between the years 1999-2002, Mrs. Weller managed the Los Angeles branch of Kelly Law Registry, a leading American legal consulting and placement firm. Mrs. Weller received her LLB degree from Haifa University School of Law and her LLM degree from UCLA School of Law. She is a member of both the Israeli Bar Association and the State Bar of California.

It is proposed to adopt the following resolutions, to come into effect subject to and upon closing of the Exchange Agreement:

“RESOLVED, to approve the election of Charles Moss, David Elooz and Eliyahu Cohen as directors of the Company subject to and effective upon closing of the Exchange Agreement. These directors will hold office until the close of business of the Company’s 2008 Annual General Meeting and until their successors have been duly elected and qualified; and

FURTHER RESOLVED, to approve the terms of employment of each of Charles Moss, David Elooz and Eliyahu Cohen as approved by the Audit Committee and Board of Directors of the Company and presented to the shareholders of the Company. The Shareholders confirm that these resolutions are not detrimental to the Company’s interests”.

        The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the election as directors of each of Messrs. Moss, Elooz and Cohen.

        The attached Proxy Card allows a shareholder to withhold approval for any specific nominee.

APPOINTMENT OF A NEW EXTERNAL DIRECTOR

(Item 11 on the Proxy Card)

        Under the Israeli Companies Law, a company like ours is required to appoint at least two external directors. The Companies Law provides that a person may not be appointed as an external director if the person, or the person’s relative, partner, employer or any entity under the person’s control, has or had during the two years preceding the date of appointment any affiliation with the company or any entity controlling, controlled by or under common control with the company.

        The term affiliation includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the public offering.

        No person can serve as an external director if the person’s position or other business creates, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. If at the time an external director is appointed all current members of the board of directors are of the same gender, then that external director must be of the other gender.

        Our external directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. The proposed external directors possess the requisite professional qualifications.

        External directors are elected by a majority vote at a shareholders’ meeting, provided that either: at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election of the external director (disregarding abstentions); or the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

        The initial term of an external director is three years and he or she may be reelected to one additional term of three years. Thereafter, he or she may be reelected by the shareholders for additional periods of up to three years each, in each case provided that the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company. An external director may only be removed by the same percentage of shareholders as is required for his or her election, or by a court, and then only if the external director ceases to meet the statutory requirements for his or her appointment or if the external director violates his or her duty of loyalty to the company. If an external directorship becomes vacant, a company’s board of directors is required under the Companies Law to call a shareholders’ meeting immediately to appoint a new external director.

        Each committee of a company’s board of directors that has the right to exercise a power delegated by the board of directors is required to include at least one external director and our audit committee is required to include all of the external directors. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an external director.

        At our last shareholder’ meeting held on April 17, 2007, our shareholders resolved to elect Mr. Philip Stein and Mrs. Iris Weller – Weiss as of external directors and approved their compensation. Mr. Stein has informed us that due to his other commitments, he cannot properly devote the time required to serve as a member of our board of directors and audit committee and that he will resign following the Meeting. Consequently, at the Meeting we propose to elect Mr. Adrian Auman in his place as one of our external directors. Our Board of Directors has determined that Mr. Aumun is suitable and qualified for this position.

        Mr. Auman has been Corporate Vice President for Finance and Investor Relations of Orbotech (NASDAQ:ORBK) since May 2006, prior to which he had served, since January 2000, as Director of Finance and Investor Relations and, from July 1997, been Director of Finance. He was financial controller of the Company from October 1992 to July 1997 and was the financial controller of Orbot from 1988 until the merger. Prior to joining Orbot, he was an audit supervisor at Kesselman & Kesselman, independent registered public accountants in Israel, from 1986 to 1988 and a tax manager at Goldstein, Golub, Kessler & Co., certified public accountants, from 1979 to 1985. Mr. Auman serves on the Board of Directors of Coreflow Ltd, which develops and sells aerochemical products and subsystems. Mr. Auman was among the founders and a member of the Board of Directors of Terem Emergency Medical Center Israel (Ltd.) which owns and runs 5 urgent care clinics throughout the Jerusalem region. He is certified public accountant both in Israel and the United States and has a master’s of science degree from Pace University in New York.

“RESOLVED, to approve the election of Mr. Adrian Auman as an External Director (as defined in the Israeli Companies Law) of the Company in place of Mr. Philip Stein and to approve that his compensation shall be equal to $12,000 per annum or, if greater, the lowest cash compensation paid to any other director of the Company who receives cash compensation from the Company and who is not an employee, consultant, service provider or controlling shareholder (or office holder of such controlling shareholder) of the Company (the “Other Directors”), but in any case, not to exceed the average cash compensation paid to the Other Directors and to approve the grant to Mr. Auman options to purchase 45,000 Ordinary Shares of the Company, as a part of an incentive option plan to be adopted for all directors and other officers of the Company, or, if greater, the lowest option compensation granted to Other Directors who receive options from the Company, but in any case, not to exceed the average option compensation granted to the Other Directors, all as determined in accordance with the Israeli Companies Law and regulations. The options shall vest annually in equal shares over three years following the grant date, and the exercise price shall be equal to the average closing price of the Company’s shares on the “Pink Sheets” (as quoted by Yahoo Financial or other similar service) on the last 20 trading days prior to the date of this resolution. The Shareholders confirm that this resolution is not detrimental to the Company’s interests”.

        The approval of the election of Mr. Adrial Auman as an external director shall require the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon, provided that either (i) at least one third of the non-controlling shareholders represented and voting at the Meeting are included in the majority; or (ii) that the total shareholdings of the non-controlling shareholders who vote against their election do not represent more than 1% of the voting rights in our company.

        In addition, under the Israeli Companies Law, with respect to the election of Mr. Auman as an external director requires that our shareholders notify us prior to the vote notify us prior to the vote at the Meeting, or if such vote is made by proxy on the proxy card, whether or not they have a controlling interest in the Company. The term ” controlling interest” is defined as the ability to direct the activities of the Company, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position within the Company, and a person will be deemed to have a controlling interest if he or she holds 50% or more of the voting rights of the Company. If a shareholder fails to notify us as to whether he or she has a controlling interest, the shareholder may not vote and his vote will not be counted with respect to such item. There will be a specific place on the front of the proxy card to indicate if you have a controlling interest.

ANNEX A

SHARE EXCHANGE AGREEMENT

SHARE EXCHANGE AGREEMENT

        THIS SHARE EXCHANGE AGREEMENT (“Agreement”), dated as November 5, 2007, by and among I.I.S Intelligent Information Systems Ltd., an Israeli company (“IIS”), Witech Communications Ltd., an Israeli company (“Witech”) and the shareholders of Witech listed on Schedule 1.1 hereto (the “Witech Shareholders”).

W I T N E S S E T H:

        WHEREAS, IIS and the Witech Shareholders intend to effect an exchange of Shares of Witech for shares of IIS in accordance with Section 103K of the Israeli Income Tax Ordinance [New Version] (the “Exchange”) in accordance with this Agreement pursuant to which all the issued and outstanding shares of Witech will be exchanged for shares of IIS to be issued to the Witech Shareholders and Witech will become a wholly-owned subsidiary of IIS;

        WHEREAS, the respective boards of directors of IIS, and Witech deem the Exchange desirable and in the best interests of their respective corporations and their respective stockholders, and have proposed, declared advisable, and approved the Exchange pursuant to this Agreement;

        WHEREAS, in order to induce each party to enter into this Agreement and to consummate the Exchange, the Witech Shareholders are delivering certain undertakings to IIS and IIS is delivering certain undertakings to Witech and the Witech Shareholders;

        NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein contained, and in order to set forth the terms and conditions of the Exchange, the mode of carrying the same into effect, the manner and basis of converting the rights of the current holders of the presently issued outstanding ordinary shares, par value NIS 0.1 per share (the “Witech Shares”), of Witech into the right to receive the Exchange Shares (as defined herein), and such other details and provisions as are deemed necessary or proper, the parties hereto agree as follows:

ARTICLE I

EXCHANGE

    1.1.       The Exchange. Subject to and in accordance with the terms and conditions of this Agreement, at the Closing (as hereinafter defined) (a) the Witech Shareholders shall severally and not jointly transfer, assign and deliver to IIS, all of the Witech Shares (each of the Witech Shareholders shall transfer its/his respective number of Witech Shares as specified in Schedule 1.1 hereto) free and clear of any mortgage, pledge, lien, charge, security interest, option, right of first refusal, preferential purchase right, defect, encumbrance or other right or, interest of any other person (collectively, “Encumbrances”) and (b) IIS shall issue and deliver to the Witech Shareholders (or the trustee on their behalf) Ordinary Shares NIS 0.003 nominal value each of IIS (the “Exchange Shares”) in such number set out next to each Witech Shareholders name in Exhibit A hereto. No fractional shares shall be issued and all numbers will be rounded up or down to the nearest whole number; provided that, the number of Exchange Shares shall not exceed 11,576,539. Immediately after the Closing, the Exchange Shares shall constitute fifty percent (50%) of the issued and outstanding share capital of IIS (less any shares due to IIS by virtue of loan agreements between IIS and Witech). All of the Exchange Shares will be deemed “restricted stock” as that term is defined in the regulations of the Securities and Exchange Commission, promulgated under the Securities Act of 1933, as amended, and IIS undertakes to file a registration statement with respect to such Exchange Shares in accordance with Section 7.1 hereof.

    1.2.       Closing Date. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Amit, Pollak, Matalon, Law Offices in Tel-Aviv Israel, on a date to be designated by IIS and Witech (the “Closing Date”), which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article V, which in any event shall be no later than December 31, 2007 unless agreed in writing by IIS, Witech and the Shareholders Representative (as defined in Section 5.1.9 below).

    1.3.       Material Adverse Effect. “Material Adverse Effect” or “Material Adverse Change” means any effect, change, event, circumstance or condition which when considered with all other effects, changes, events, circumstances or conditions could reasonably be expected to materially adversely affect the business, results of operations or financial condition of IIS or Witech, in each case including its respective subsidiaries together with it taken as a whole, as the case may be. In no event shall any of the following constitute a Material Adverse Effect or a Material Adverse Change: (i) a change in the trading prices of either of IIS equity securities between the date hereof and the Closing Date, in and of itself; (ii) any effects, changes, events, circumstances or conditions resulting from any change in law or generally accepted accounting principles, which affect generally entities such as IIS and Witech; or (ii) any effect resulting from compliance by IIS or Witech with the terms of this Agreement.

    1.4.       Witech’s Transfer Books Closed. Upon the Closing Date, the share transfer books of Witech shall be deemed closed, and no transfer of any certificates theretofore representing the Witech Shares shall thereafter be made or consummated; and no further transfer of any such Witech Shares shall be made on such share transfer books after the Closing Date.

    1.5.       Further Action. Witech and each of the Witech Shareholders shall take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the Exchange as promptly as possible. If, at any time after the Closing Date, any further action is determined by IIS to be necessary or desirable to carry out the purposes of this Agreement or to vest IIS with full right, title and possession of and to all rights to the Witech Shares the officers and directors of IIS shall be fully authorized (in the name of the Witech Shareholders) to take such action.

    1.6.       Treatment of Stock Options. On or prior to the Closing Date, each of the then outstanding options, warrants and other rights to purchase Witech Shares or other non-cash compensation to the Witech Shareholders or the employees of Witech, (as defined herein) (collectively, the “Witech Options”)(which includes all outstanding options granted under Witech’s stock option plans (the “Witech Option Plans”) and Witech’s stock option agreements (the “Witech Option Agreements”)) will be terminated immediately prior to the Closing Date without any liability or obligation on the part of Witech or IIS.

    1.7.       Limitation of Assumed Liabilities. At the date of the Closing and except as agreed in writing by IIS, the aggregate total liabilities (of any kind or nature whatsoever) of Witech (on a consolidated basis) to any of the Shareholders or any of their affiliates and to any financial institutions, or other lenders or any third party, on a consolidated basis (including interest calculated up to the scheduled repayment date) shall not exceed $ $2,357,813 as set out in Schedule 1.7 hereto. It is agreed that out of the abovementioned, liabilities in the aggregate amount of approximately $660,571 will only be paid after the Company has raised at least $6,000,000 in equity or convertible debt financing following the date of this Agreement. At Closing, all shareholders and all holders of any other rights to shares of Witech will sign a customary waiver and release in favor of Witech and IIS, except with respect to the liabilities set out in Schedule 1.7 (the “Witech Shareholder Waiver”) hereto, which shall be liabilities only of Witech except as specifically assumed by IIS pursuant to Schedule 1.7 above.

ARTICLE II

REPRESENTATIONS AND WARRANTIES
OF WITECH AND CERTAIN WITECH SHAREHOLDERS

        Witech and Charles Moss, David Elooz, Eliyahu Cohen, Ronen Segal and Dan Ben Dror represent and warrant to IIS, as follows:

        Reference to any one matter in the Witech Disclosure Schedule (as defined below) is deemed sufficient for any other reference in such Witech Disclosure Schedule.

    2.1.       Organization and Standing. Witech is a company duly organized and validly existing under the laws of the State of Israel, has all requisite power and authority to carry on its business as it is currently conducted and to own and operate the properties currently owned and operated by it, and is duly qualified or licensed to do business and is in good standing as a foreign corporation authorized to do business in all jurisdictions in which the character of the properties owned or the nature of the business conducted by it would make such qualification or licensing necessary, except where the failure to be so qualified or licensed could not reasonably be expected to have a Material Adverse Effect on Witech. Witech has delivered to IIS accurate and complete copies of its memorandum of association and articles of association and other charter documents, including all amendments thereto.

    2.2.       Agreement Authorized and its Effect on Other Obligations.

    2.2.1        Authorization and Enforceability. Witech has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the receipt of all requisite Witech Third Party Consents (as hereinafter defined), to consummate the transactions contemplated hereby and thereby. The execution and delivery by Witech of this Agreement and the performance by Witech of its obligations hereunder have been duly and validly authorized by all necessary corporate action on the part of Witech. This Agreement has been duly executed and delivered by Witech and (assuming due authorization, execution and delivery hereof by the other parties hereto) constitutes a legal, valid and binding obligation of Witech, enforceable (subject to normal equity principles) against Witech in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, debtor relief or similar laws affecting the rights of creditors generally.

    2.2.2.        Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality (“Governmental Entity”) or any third party, is required by or with respect to Witech or any of its subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except the approval of Mizrahi Tfahot Bank (the “Bank Approval”).

    2.2.3.        No Violation. Assuming the receipt of all consents, approvals, orders or authorizations of, and the registration, declaration or filing with, any Governmental Entity or other third party contemplated by Section 2.2.2, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) conflict with or result in a violation or breach of any term or provision of, nor constitute a default under, the Articles of Association of Witech; (ii) contravene, conflict with or result in a violation or breach of, or result in a default under, any obligations, indenture, mortgage, deed of trust, lease, contract or other agreement to which Witech or any of its subsidiaries is a party or, by which any of them or their properties are bound, (iii) contravene, conflict with or result in a violation of, or give any Governmental Entity or other Person the right to challenge the Exchange or to exercise any remedy or obtain any relief under, any legal requirement or any order, writ, injunction, judgment or decree to which Witech, or any of the assets owned or used by Witech, is subject, (iv) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate, modify or exercise any right or remedy or require any refund or recapture with respect to, any Grant (as hereinafter defined) given by any Governmental Entity (or any benefit provided or available thereunder) or other permit, license, consent, authorization, grant, benefit, right that is held by Witech or, that otherwise relates to the business or assets of Witech, (v) result in the imposition, creation or crystallization of any Encumbrance (as hereinafter defined) upon or with respect to any asset owned or used by Witech, or (vi) with the passage of time or the giving of notice, have any of the effects set forth in clauses (i) through (v) of this Section; in each case (other than clause (i) hereof) other than such violations, breaches or defaults as could not reasonably be expected to have a Material Adverse Effect on Witech. Section 2.2 of the Witech Disclosure Schedule lists all holders of any material indebtedness of Witech, the lessors of any material property leased by Witech and the other parties to any material agreements to which Witech is a party in each case whose consent to the Exchange is required (“Witech Third Party Consents”).

    2.3.        Capitalization. The authorized share capital of Witech consists of NIS 50,000 divided into 500,000 ordinary shares, par value NIS 0.1 per share, of which as of the date hereof 40.473 shares are issued and outstanding, and no Witech Options are issued and outstanding as of the date hereof. All of such outstanding shares are validly issued, fully paid and non-assessable, and were not issued in violation of any preemptive rights of any shareholder. Section 2.3 of the Witech Disclosure Schedule delivered by Witech to IIS dated the date hereof (the “Witech Disclosure Schedule”) sets forth a complete list as of the date of this Agreement of all outstanding options, warrants or obligations of any kind to issue any shares of Witech, the owners thereof and the amounts owed. Other than as set forth in Section 2.3 of the Witech Disclosure Schedule, Witech has no outstanding options, warrants or obligations of any kind to issue any of its shares. Except as set forth in Section 2.3 of the Witech Disclosure Schedule: (i) none of the outstanding Witech Shares, or Witech Options and no holder of any Witech Shares, or Witech Options is entitled or subject to any preemptive right, right of participation, right of maintenance or similar right; (ii) none of the outstanding Witech Shares, or Witech Options and no holder of Witech Shares, or Witech Options is subject to any right of first refusal; and (iii) there are no contracts, undertakings or agreements relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Witech Shares, or Witech Options or Witech Loans. Other than the Witech Loans, Witech is not under any obligation, or bound by any contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any Witech Shares, Witech Options or Witech Loans. The treatment of the Witech Options in accordance with Section 1.7 of this Agreement will not violate or conflict with the terms of the Witech Option Plans, Witech Option Agreements, or the applicable warrant agreements governing the terms of the Witech Loans or to Witech’s knowledge, any other agreement or plan governing the terms of the Witech Options or the Witech Loans.

    2.4.        Subsidiaries. Except for CDRide, Inc. a Delaware Corporation (the “Subsidiary”) the Company has no other direct or indirect subsidiary corporations and no interest in any partnership or other legal entity. All outstanding shares of capital stock of the Subsidiary are owned by Witech, are validly issued, fully paid, and non-assessable, and Witech has good and valid title thereto free and clear of any Encumbrances. The Subsidiary is a corporation duly organized, validly existing, and in good standing under the laws of Delaware and has full requisite corporate power and authority to own its property and carry on its business as presently conducted by it and is duly qualified or licensed to do business and is in good standing as a foreign corporation authorized to do business in all jurisdictions in which the character of the properties owned or the nature of the business conducted makes such qualification or licensing necessary, except where the failure to be so qualified or licensed could not reasonably be expected to have a Material Adverse Effect on Witech. As used in this Article II, the term “Witech” also includes the Subsidiary, except where the context indicates to the contrary.

    2.5.        Financial Statements. Witech has previously furnished to IIS true and complete copies of its consolidated audited financial statements for the years ended December 31, 2004, December 31, 2005 and December 31, 2006 and unaudited internal consolidated financial statements for the period ended September 30, 2007 (collectively, the “Financial Statements”). The Financial Statements were prepared in accordance with the published regulations of the Commission and in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved and fairly present, or will present, the consolidated financial position for Witech and its subsidiaries as of the dates thereof and the consolidated results of their operations and changes in financial position for the periods then ended (except with respect to interim period financial statements, for normal year end adjustments which are, individually or in the aggregate, not material in amount).

    2.6.        Liabilities. Witech does not have any liabilities or obligations, either accrued, absolute, contingent, or otherwise, or have any knowledge of any potential liabilities or obligations, which could reasonably be expected to have a Material Adverse Effect on Witech, other than those (i) disclosed in the Financial Statements, or (ii) set forth in Section 2.6 of the Witech Disclosure Schedule.

    2.7.        Additional Witech Information. Set forth in Section 2.7 of the Witech Disclosure Schedule are true, complete and correct lists of the following items, and Witech agrees that upon the request of IIS, it will furnish to IIS true, complete and correct copies of any documents referred to in such lists:

    2.7.1.        Employee Compensation Plans. All bonus, incentive compensation, stock option, deferred compensation, profit-sharing, retirement, pension, welfare, severance pay, supplemental income, group insurance, death benefit, or other fringe benefit plans, arrangements or trust agreements covering active, former or retired employees of Witech (collectively, “Witech Plans”), together with copies of the related summary plan descriptions, if any, the most recent reports, if any, with respect to such plans, arrangements, or trust agreements filed with any governmental agency and all Internal Revenue Service determination letters that have been received with respect to such plans;

    2.7.2.        Compensation. The names and salary rates of all present directors, officers and employees of Witech together with any bonuses and other compensation paid or payable to such persons and, to the extent existing on the date of this Agreement, all arrangements with respect to any bonuses to be paid to them from and after the date of this Agreement (including compensation payable pursuant to bonus, deferred compensation or commission arrangements or in connection with any manager’s insurance, education fund and health fund), and such employee’s employer, date of employment and position;

    2.7.3.        Employee Agreements. Any collective bargaining agreements of Witech with any labor union or other representative of employees, including amendments, supplements, and understandings, and all employment and consulting agreements of Witech in effect on the date hereof;

    2.7.4.        Guaranties. All third party indebtedness, liabilities and commitments of others as to which Witech is a guarantor, endorser, co-maker, surety, or accommodation maker, or is contingently liable therefor (excluding liabilities as an endorser of checks and the like in the ordinary course of business) and all letters of credit, whether stand-by or documentary, issued by any third party; and

    2.8.        No Undisclosed Contracts or Defaults. Except as set forth on Schedule 2.8 (Contracts) to the Witech Disclosure Schedule, Witech is not a party to, or bound by, any material contract or arrangement of any kind to be performed after the Closing Date, nor is Witech in default in any material obligation or covenant on its part to be performed under any material obligation, lease, contract, order, plan or other arrangement.

    2.9.        Absence of Certain Changes and Events. Except as set forth in the Financial Statements or in Section 2.9 of the Witech Disclosure Schedule, since December 31, 2006, there has not been:

    2.9.1.        Financial Change. On or prior to the date hereof, any adverse change in the financial condition, operations, assets, liabilities or business of Witech which could reasonably be expected to have a Material Adverse Effect on Witech;

    2.9.2.        Property Damage. Any damage, destruction, or loss to the business or properties of Witech (whether or not covered by insurance) that could reasonably be expected to have a Material Adverse Effect on Witech;

    2.9.3.        Dividends. Any declaration, setting aside, or payment of any dividend or other distribution in respect of the Witech Shares, or any direct or indirect redemption, purchase or any other acquisition by Witech of any such stock;

2.9.4. Labor Disputes. Any labor dispute (other than routine grievances);

    2.9.5.        Employment Arrangements. Any increase in compensation, bonus, deferred compensation, stock options or other consideration of any employee or director other than in the ordinary course of business consistent with past practice;

    2.9.6.        Securities. Any sale, issue or grant of (i) any share or other security (except for Witech Shares issued upon the valid exercise of outstanding options in accordance with the terms of Witech Plans or the Witech Option Agreements), (ii) any option, warrant or right to acquire any share or any other security, or (iii) any instrument convertible into or exchangeable for any share or other security; or

    2.9.7.        Amendments to Charter Documents. Any amendment to the articles of association or other charter or organizational documents of Witech; the consummation of any Exchange, consolidation, amalgamation, arrangement, share exchange, business combination, recapitalization, reclassification of shares, stock split, division or subdivision of shares, stock dividend, issuance of bonus shares, reverse stock split, consolidation of shares or similar transaction involving Witech.

    2.10.        Taxes.

    2.10.1.        Tax Returns Filed; Taxes Paid. Except as set forth in Section 2.10.1 of the Witech Disclosure Schedule, (i) all returns, declarations, claims for refund, information returns and reports (“Tax Returns”) of or with respect to any and all taxes, charges, fees, levies, assessments, duties or other amounts payable to any federal, state, local, foreign or other taxing authority or agency, including, without limitation, (x) income, franchise, profits, gross receipts, minimum, alternative minimum, estimated, ad valorem, value added, sales, use, service, real or personal (tangible and intangible) property, environmental, capital stock, leasing, lease, user, license, registration, payroll, withholding, disability, employment, social security (or similar), workers compensation, unemployment compensation, utility, severance, excise, stamp, windfall profits, transfer and gains taxes, (y) customs, duties, imposts, charges, levies or other similar assessments of any kind, and (z) interest, penalties and additions to tax imposed with respect thereto (“Tax” or “Taxes”) which are required to be filed on or before the Closing by or with respect to Witech have been or will be duly and timely filed, (ii) all items of income, gain, loss, deduction and credit or other items required to be included in each such Tax Return have been or will be so included and all such information and any other information provided in each such Tax Return is true, correct and complete, (iii) all Taxes owed by Witech which have become or will become due have been or will be timely paid in full, (iv) all Tax withholding and deposit requirements imposed on or with respect to Witech have been or will be satisfied in full in all respects, (v) no penalty, interest or other charge is or will become due with respect to the late filing of any such Tax Return or late payment of any such Tax, and (vi) there are no Encumbrances, other than statutory liens for Taxes not yet due, on any of the assets of Witech that arose in connection with any failure (or alleged failure) to pay any Tax.

    2.10.2.        Extensions Disclosed. Except as set forth in Section 2.10.2 of the Witech Disclosure Schedule, there is not in force any extension of time with respect to the due date for the filing of any Tax Return of or with respect to Witech or any waiver or agreement for any extension of time for the assessment or payment of any Tax of or with respect to Witech.

    2.10.3.        Claims Disclosed. There is no outstanding written claim from any governmental taxing authority against Witech for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed or threatened in writing by any governmental taxing authority with respect to any Tax Return of or with respect to Witech with respect to any period for which the statute of limitations on the assessment of tax deficiencies has not expired other than those disclosed (and to which are attached true and complete copies of all audit or similar reports) in Section 2.10.3 of the Witech Disclosure Schedule. To Witech’s knowledge, no written claim has ever been made by a governmental taxing authority in a jurisdiction where Witech does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.

    2.10.4.        Scheduled Tax Liabilities Sufficient. The total reserve amounts for liabilities for current and deferred Taxes in the financial statements referred to in Section 2.4 of this Agreement are sufficient to cover in all material respects the payment of all Taxes, whether or not assessed or disputed, which are or to have been, due by or with respect to Witech up to and through the periods covered thereby.

2.10.5. No Tax Liens. Except for statutory liens for current Taxes not yet due, no material liens for Taxes exist upon the assets of Witech.

    2.10.6.        Change of Accounting Method. Witech will not be required to include any amount in income for any taxable period beginning after the Closing Date as a result of a change in accounting method for any taxable period ending on or before the Closing Date or pursuant to any agreement with any Tax authority with respect to any such taxable period.

    2.10.7.        Activity Limitations. Except for the Tax Ruling (as defined in Section 5.2.15), Witech has not entered into any agreement or arrangement with any taxing authority that requires it to take any action or to refrain from taking any action.

2.10.8. Intentionally Left Blank.

2.10.9. Intentionally Left Blank.

    2.11.        Intellectual Property.

    2.11.1.        Ownership. Section 2.11.1 of the Witech Disclosure Schedule accurately identifies all software programs currently being marketed by Witech and all software products or programs under development by Witech but not currently marketed (collectively, the “Software Programs”). Except as set forth on Schedule 2.11.1 to the Witech Disclosure Schedule, Witech owns full and unencumbered right and good and valid title to the Software Programs listed in Section 2.11.1 of the Witech Disclosure Schedule, all patents, trademarks, service marks, trade names, domain names and copyrights (including registrations and applications pertaining thereto and extensions, continuations, renewals or divisions of any such registrations or applications) and all other intellectual property rights, trade secrets, processes, formulas, know-how and other confidential or proprietary information, processes and formulae used in its businesses or otherwise necessary for the conduct of its businesses (the “Intellectual Property”), free and clear of all mortgages, pledges, liens, security interests, conditional sales agreements, encumbrances or charges of any kind. Section 2.11.1 of the Witech Disclosure Schedule contains a complete list of all registered trademarks and service marks, all reserved trade names, all registered copyrights and all filed patent applications and issued patents used in, or otherwise necessary for the conduct of, the business of Witech as heretofore conducted.

    2.11.2.        Notices. Section 2.11.2 of the Witech Disclosure Schedule sets forth the form and placement of the proprietary legends and copyright notices displayed in or on the Software Programs. In no instance has the eligibility of the Software Programs for protection under applicable copyright law been forfeited to the public domain by omission of any required notice or any other action.

    2.11.3.        Protection. Witech has in force the trade secret protection program set forth in Section 2.11.3 of the Witech Disclosure Schedule. To Witech’s best knowledge, there has been no violation of such program by any person or entity. Except with respect to the distribution of source code of the Software Programs that can only be distributed in source code (such Software Programs being listed by name in Section 2.11.3 of the Witech Disclosure Schedule) pursuant to license agreements listed in Section 2.13.1 of the Witech Disclosure Schedule, the source code and related technical system documentation for the Software Programs (i) have at all times been maintained in strict confidence by Witech, and to Witech’s best knowledge, by third parties and (ii) have been disclosed by Witech only to employees and contractors who have had a “need to know” the contents thereof in connection with the performance of their duties to Witech and who have executed written agreements requiring the recipient to keep the information in strict confidence.

    2.11.4.        Personnel. All key personnel who now, or have been employees, agents, consultants and contractors of Witech and who have contributed to or participated in the conception and development of the Software Programs, technical documentations, or Intellectual Property on behalf of Witech have executed nondisclosure agreements in form provided by Witech to IIS and either (1) have been a party to a “work-for-hire” arrangement or agreements with Witech in accordance with applicable law that has accorded Witech full, exclusive and original ownership of all tangible and intangible property thereby arising, or (2) have executed appropriate instruments of assignment in favor of Witech as assignee that have conveyed to Witech, effective, and exclusive ownership of all tangible and intangible property thereby arising.

2.11.5. Infringement.

    2.11.5.1.        No Infringement. Neither the existence nor the sale, license, lease, transfer, use, reproduction, distribution, modification or other exploitation by Witech of any Software Program or Intellectual Property, as such Software Program or Intellectual Property, as the case may be, is or was, or is currently contemplated to be, sold, licensed, leased, transferred, or used to Witech’s knowledge: (i) infringes on any patent, trademark, copyright or other right of any person, (ii) constitutes a misuse or misappropriation of any trade secret, know-how, process, proprietary information or other right of any other person, or (iii) entitles any other person to any interest therein, or right to compensation from Witech, its successors or assigns.

    2.11.5.2.        Witech has not received any notice of any lawsuit, claim, demand, proceeding, threat or allegation or otherwise has notice of any lawsuit, claim, demand, proceeding or investigation involving matters of the type contemplated by the immediately preceding sentence or is aware of any facts or circumstances that could reasonably be expected to give rise to any valid lawsuit, claim, demand, proceeding or investigation. There are no restrictions on Witech’ ability to sell, license, lease, transfer, use, reproduce, distribute, modify or otherwise exploit any Software Products or Intellectual Property.

    2.11.5.3.        Witech is not aware of any infringement, misappropriation or other violation of any Software Product or Intellectual Property, and no lawsuit, claim, demand, proceeding or investigation brought by Witech with respect to the Software Programs and Intellectual Property is pending against any third party.

    2.11.6.        Integrity. No portion of the Software Programs contains or will contain any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components designed to permit unauthorized access; to disable or erase software, hardware, or data; or to perform any other such actions.

    2.11.7.        Contract Performance. Witech has observed all material provisions of, and performed all of its material obligations under, the Licenses (as defined below), including, but not limited to, the performance of its product maintenance obligations. Witech has not taken any action that could cause, or to its knowledge, failed to take any action, the failure of which could cause, (i) any material source code, trade secret or other Intellectual Property relating to the Software Programs to be released from an escrow or otherwise made available to any person or entity other than those persons described in Section 2.11.4, dedicated to the public or otherwise placed in the public domain or (ii) any other Material Adverse Effect to the protection of the Software Programs under trade secret, copyright, patent or other intellectual property laws.

    2.12.        Adequacy of Technical Documentation. The technical documentation of the Software Programs (the “Technical Documentation”) includes the source code (with comments) for all Software Programs, as well as any pertinent comments by or explanation that may be necessary to render such materials understandable and usable. The Technical Documentation also includes any programs (including compilers), “workbenches,” tools and higher level (or “proprietary”) languages necessary for the development, maintenance and implementation of the Software Programs.

    2.13.        Software Contracts.

    2.13.1.        End-User Agreements. Section 2.13.1 of the Witech Disclosure Schedule sets forth a complete list of all material licenses and sublicenses of the Software Programs in effect on the date hereof and of all current customer trial agreements for the Software Programs granted by Witech to other parties (the “Licenses”). All contracts identified in Section 2.13.1 of the Witech Disclosure Schedule constitute only end-user agreements, each of which grants the end user thereunder principally the nonexclusive right and license to use an identified Software Program and related user documentation, for internal purposes only and only in the form of software object code. Section 2.13.1. sets forth the general product licensing and pricing policies of Witech by categories of Software Programs. Section 2.13.1 of the Witech Disclosure Schedule accurately identifies each customer which generated 10% or more of Witech’ revenues during the preceding four fiscal quarters.

    2.13.2.        Marketing Agreements. Section 2.13.2 of the Witech Disclosure Schedule sets forth a complete list of all contracts, agreements, licenses, or other commitments or arrangements in effect to which Witech is a direct party as of the date hereof with respect to the marketing, remarketing, distribution, licensing or promotion of (i) the Software Programs or any other Technical Documentation or the Intellectual Property by any independent salesperson, distributor, sublicensor or other remarketer or sales organization or (ii) any third party’s software products by Witech (collectively the “Marketing Agreements”). Witech has observed all material provisions of, and performed all its material obligations under, the Marketing Agreements. Section 2.13.2 of the Witech Disclosure Schedule accurately identifies each marketing arrangement which generated 5% or more of Witech’ revenues during the preceding four fiscal quarters.

    2.14.        Third Party Rights.

    2.14.1.        In General. Other than the Licenses and the Marketing Agreements, to Witech’s knowledge, no person other than Witech has any right or interest of any kind or nature in or with respect to the Software Programs, the Technical Documentation or Intellectual Property.

    2.14.2.        No Royalties. The sale, license, lease, transfer, use, reproduction, distribution, modification or other exploitation by Witech or any of its successors or assigns of any version or release of any computer program included in the Software Programs does not obligate Witech or its successors or assigns to pay any royalty, fee or other compensation to any other person.

    2.14.3.        Third-Party Components in Software Programs. The Software Programs and Technical Documentation contain no programming or materials in which any third party may claim superior, joint or common ownership, including any right or license. The Software Programs and Technical Documentation do not contain derivative works of any programming or materials not owned in their entirety by Witech.

2.14.4. Third-Party Tools. Witech has a valid license to use each of the material software libraries, compilers and other third-party software used in the development of the Software Programs.

    2.15.        Other Agreements.

    2.15.1        Material Contracts. Except as set forth in Section 2.15. of the Witech Disclosure Schedule, Witech does not have any contracts, agreements, leases, commitments, understandings, instruments or proposed transactions, written or oral, absolute or contingent, other than: (i) contracts for the purchase of supplies and services that were entered into in the ordinary course of business and that do not involve more than $10,000, and do not extend for more than six (6) months beyond the date hereof; and (ii) contracts terminable at will by the Company on no more than thirty (30) days notice without cost or liability to the Company and are not material to the conduct of Witech’s business. Section 2.15 of the Witech Disclosure Schedule also includes details on all bank accounts of Witech and the Subsidiary, including all material terms of engagement with such banks, including with respect to loans and lines of credit.

    2.15.2        Validity; Enforceability Etc. Witech has delivered to IIS, a correct and complete copy of each written agreement listed in Section 2.15 of the Witech Disclosure Schedule and a written summary setting forth the terms and conditions of each oral agreement referred to in the said Section. With respect to all such agreements, assuming due execution, delivery and performance of such agreements by any third parties: (i) the agreement is legal, valid, binding, enforceable, and in full force and effect with respect to Witech; (ii) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (and consummation of such transactions, without notice to or consent or approval of any party, will not constitute a default under or a breach of any provision of the agreement); (iii) neither Witech nor the Subsidiary is, and to their knowledge, no other party to any such agreement is, in breach or default of any such agreement, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement (and Witech has not received any notice of a default, offset or counterclaim under the agreement, or any other communication calling upon Witech or the Subsidiary to comply with any provision the agreement or ascertaining noncompliance); and (iv) to Witech’s best knowledge, no party has repudiated any provision of the agreement and neither the Company nor the Subsidiary has received or given notice of an intention to cancel or terminate the agreement or to exercise or not exercise options or rights under the agreement; (v) it is not aware of any security interest of any kind in the agreement.

    2.16       Title to Properties. Except for merchandise and other property sold, used or otherwise disposed of in the ordinary course of business for fair value, Witech has good and valid title to all its properties and assets, real and personal, reflected in the most recent balance sheet of Witech included in the Financial Statements, free and clear of any Encumbrance of any nature whatsoever, except (i) liens and Encumbrances reflected in the most recent balance sheet of Witech included in the Financial Statements, (ii) liens for current Taxes not yet due and payable, and (iii) such imperfections of title, easements and Encumbrances, if any, as are not substantial in character, amount, or extent and do not and will not materially detract from the value, or interfere with the present use, of the property subject thereto or affected thereby, or otherwise would have a Material Adverse Effect on the business operations of Witech. All leases pursuant to which Witech leases (whether as lessee or lessor) any material real or personal property are, assuming the due execution and delivery and performance by such lease agreements by any third parties thereto, in valid and in effect; and there is not, under any such leases, any existing or prospective default or event of default or event which with notice or lapse of time, or both, would constitute a default by Witech and in respect to which Witech has not taken adequate steps to prevent a default from occurring. The buildings and premises of Witech that are used in its business are in good and sufficient operating condition and repair for the continued conduct of Witech’s business on a basis consistent with past practice, subject to ordinary wear and tear. All major items of equipment of Witech are in good and sufficient operating condition and in a state of reasonable maintenance and repair for the continued conduct of Witech’s business on a basis consistent with past practice, ordinary wear and tear excepted, and are free from any known defects except as may be repaired by routine maintenance and such minor defects as do not substantially interfere with the continued use thereof in the conduct of normal operations.

    2.17.        Litigation. There is no suit, action, claim, or legal, administrative, arbitration, or other proceeding or governmental investigation pending, or to the knowledge of Witech, threatened, against or effecting Witech at law or in equity, or before any federal, state, foreign, municipal or other governmental department, commission, board, bureau, agency or instrumentality, which would involve a liability in excess of $50,000 in the aggregate or could reasonably be expected to prevent, interfere with or delay consummation of the transactions contemplated hereby.

    2.18.        Environmental Compliance. There are no environmental conditions or circumstances, such as the presence or release of any hazardous substance, on any real property owned by Witech as a result of the actions of Witech or, to its knowledge, of any third party or otherwise, that could reasonably be expected to have a Material Adverse Effect on Witech.

    2.19.        Compliance with Other Laws. Except as set forth in the Financial Statements or in Section 2.19 of the Witech Disclosure Schedule, Witech is not in violation of or in default with respect to, or in alleged violation of or alleged default with respect to, any applicable law or any applicable rule, regulation, or any writ or decree of any court or any governmental commission, board, bureau, agency, or instrumentality, or delinquent with respect to any report required to be filed with any governmental commission, board, bureau, agency or instrumentality, except for violations which, either singly or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on Witech.

    2.20.        Finder’s Fee. Except as set forth in the Financial Statements or in Section 2.20 of the Witech Disclosure Schedule, all negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by Witech and its counsel directly with IIS and its counsel, without the intervention of any other person as the result of any act of Witech, and so far as is known to Witech, without the intervention of any other person in such manner as to give rise to any valid claim against any of the parties hereto for a brokerage commission, finder’s fee or any similar payments.

    2.21.        Employment Matters. Witech is not a party to any collective bargaining contract, collective labor agreement or other contract or arrangement with a labor union, trade union or other organization or body involving any of its employees, or is otherwise required (under any legal requirement, under any contract or otherwise) to provide benefits or working conditions beyond the minimum benefits and working conditions required by law to be provided pursuant to rules and regulations of the Histadrut (General Federation of Labor), the Coordinating Bureau of Economic Organization and the Industrialists’ Association. Witech has not recognized or received a demand for recognition from any collective bargaining representative with respect to any of its employees. Except as set forth in Section 2.21 of the Witech Disclosure Schedule, Witech does not have and is not subject to, and no employee of Witech benefits from, any extension order (tzavei harchava) or any contract or arrangement with respect to employment or termination thereof. All of the employees of Witech are “at will” employees subject to the termination notice provisions included in employment agreements or applicable law. Except as set forth in Section 2.21 of the Witech Disclosure Schedule, all employees employed by Witech in the United States are employed and compensated on an hourly basis.

    2.21.1.        Except for the employment agreements described in Section 2.21.1 of the Witech Disclosure Schedule, there is no contract between Witech and any of its employees or directors that cannot be terminated by Witech upon less than three months’ notice without giving rise to a claim for damages or compensation (except for statutory severance pay).

    2.21.2.        Except as set forth in Section 2.21.2 of the Witech Disclosure Schedule, there is no claim or complaint that is pending or, to the knowledge of Witech, has been threatened against Witech by any person who is or has been an employee or director of Witech. Without limiting the generality of the foregoing, there are no unfair labor practice claims or charges that are pending, or to the knowledge of Witech, have been threatened against Witech.

    2.21.3.        (i) there has been no labor strike, slowdown or stoppage pending (or, to the best knowledge of Witech, threatened) against or affecting Witech, (ii) there has been no dispute between Witech and any group of its employees, and (iii) no event has occurred and no circumstance or condition exists that could reasonably be expected to give rise to any such labor strike, slowdown, stoppage or dispute.

    2.21.4.        Witech’s obligations to provide severance pay to its employees are fully funded or have been properly provided for in the Financial Statements in accordance with US GAAP. All other liabilities of Witech relating to its employees (excluding liabilities for illness pay) were properly accrued in the Financial Statements in accordance with US GAAP. Except as set forth in Section 2.21.4 of the Witech Disclosure Schedule, Witech is not aware of any circumstance that could give rise to any valid claim by a current or former employee of Witech for compensation on termination of employment (beyond the statutory severance pay to which employees are entitled).

    2.21.5.        Except as set forth in Section 2.21.5 of the Witech Disclosure Schedule, all amounts that Witech is legally or contractually required either (i) to deduct from its employees’ salaries or to transfer to such employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar fund or (ii) to withhold from their employees’ salaries and pay to any Governmental Entity as required by the Israeli Tax Ordinance or the United States Tax Code have, in each case, been duly deducted, transferred, withheld and paid, and Witech does not have any outstanding obligation to make any such deduction, transfer, withholding or payment.

    2.21.6.        Witech is in compliance in all material respects with all applicable legal requirements and contracts relating to employment, employment practices, wages, bonuses and other compensation matters and terms and conditions of employment. All obligations of Witech with respect to statutorily required severance payments have been fully satisfied or have been funded by contributions to appropriate insurance funds.

    2.21.7.        Witech has good labor relations, and Witech has no knowledge of any facts indicating that (i) the consummation of the Exchange or any of the other transactions contemplated by this Agreement will have a Material Adverse Effect on the labor relations of Witech, or (ii) any of the employees of Witech intends to terminate his or her employment with Witech.

    2.21.8.        (i) Each Witech Plan has been maintained and administered in material compliance with its terms and with the requirements prescribed by any and all applicable statutes, orders, rules and regulations, and is, to the extent required by applicable law or contract, fully funded without having any deficit or unfunded actuarial liability; (ii) all required contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof and no past service funding liabilities exist thereunder; (iii) each Witech Plan that is required or intended to be qualified under applicable law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and, to the knowledge of Witech, nothing has occurred since the date of the last qualification, registration or approval to materially and adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval; (iv) there are no pending or, to the knowledge of Witech, anticipated material claims against or otherwise involving any of the Witech Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Witech Plan activities) has been brought against or with respect to any Witech Plan; (v) all material contributions, reserves or premium payments, required to be made as of the date hereof to the Witech Plans have been made or provided for; or (vi) Witech has substantially performed all obligations, whether arising by law or by contract, required to be performed by it in connection with the Witech Plans. Witech does not have, and is not required to maintain, any plans under the United States Employee Retirement Income Security Act of 1974, as amended.

    2.22.        Product Warranty. There are no existing liabilities or, to the knowledge of Witech, potential liabilities, arising from claims regarding the performance or design of the products and services sold by Witech either in the past or at present for which adequate reserves have not been established on the most recent balance sheet in the Financial Statements that in the aggregate could reasonably be expected to have a Material Adverse Effect on Witech.

    2.23.        Information for Proxy Statement and the Combined 20-F. None of the information and data (including Financial Statements) concerning Witech and its shareholders which will be included in a proxy statement to be sent to the shareholders of Witech in connection with the IIS General Meeting to be held to obtain the IIS Shareholder Vote in accordance with applicable Israeli law (the “Proxy Statement”) and in the Combined 20-F to be filed with the United States Securities and Exchange Commission (the “Combined 20-F”) will, at the time the Proxy Statement is mailed to the shareholders of IIS, at the time of the IIS General Meeting, or at the time of filing, as applicable, and with respect to Witech and its Shareholders contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading and the Proxy Statement will comply with applicable Israeli law and the Combined 20-F will apply with the disclosure required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

    2.24.        Intentionally Left Blank.

    2.25.        Customers and Suppliers. Since December 31, 2006 through the date hereof, no material licensor, vendor, supplier, licensee or customer of Witech or any of its subsidiaries has canceled or otherwise modified (in a manner materially adverse to Witech and its subsidiaries taken as a whole) its relationship with Witech or its subsidiaries and, to Witech’s knowledge, no such person has notified Witech of its intention to do so. Section 2.25 of the Witech Disclosure Schedule accurately identifies each customer of Witech which accounted for 5% or more of Witech’s revenues during the preceding four fiscal quarters.

    2.26.        Relationships with Related Persons. Except as identified in Section 2.26 of the Witech Disclosure Schedule and except for this Agreement and the transactions contemplated hereby, there are no undischarged contracts or agreements or other material transactions between Witech or any of its subsidiaries, on the one hand, and any director or executive officer of Witech or any of their respective Related Persons (as defined below), on the other hand, and no director or executive officer of Witech or any of their respective Related Persons have any interest in any of the assets of Witech or any of its subsidiaries. No executive officer, director of Witech or any of their respective Related Persons has any claim, charge, action or cause of action against Witech or any of its subsidiaries, except for claims for accrued vacation pay, accrued benefits under Witech’s benefit plans, claims for compensation, expense reimbursement and similar obligations and similar matters and agreements, which have been disclosed in the Witech Disclosure Schedule. For purposed hereof, the term “Related Persons” shall mean: (a) each other member of such individual’s Family; and (b) any person or entity that is directly or indirectly controlled by any one or more members of such individual’s Family. For purposes of this definition, the “Family” of an individual includes (i) such individual, (ii) the individual’s spouse, siblings, or ancestors (iii) any lineal descendent of such individual, or their siblings or (iv) a trust for the benefit of any of the foregoing.

    2.27.        Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Witech or its subsidiaries or, their properties (including, without limitation, their Intellectual Property) which has or could reasonably be expected to have the effect of prohibiting or materially impairing any material acquisition of property by Witech or any of its subsidiaries or the conduct of the business by Witech or any of its subsidiaries including any exclusive distribution or licensing agreements which cannot be terminated on less than 30 days notice without any cost or expense to Witech or its subsidiaries.

    2.28.        Grants, Incentives and Subsidies. Section 2.28 of the Witech Disclosure Schedule provides a complete list of all pending and outstanding grants, incentives and subsidies (collectively, “Grants”) from the Government of the State of Israel or any agency thereof, or from any foreign governmental or administrative agency, granted to Witech, including, without limitation, (i) Approved Enterprise Status from the Investment Center and (ii) grants from the Office of the Chief Scientist of Israel (“OCS”). Witech has made available to IIS, prior to the date hereof, correct copies of all documents evidencing Grants submitted by Witech and of all letters of approval, and supplements thereto, granted to Witech. Section 2.28 of the Witech Disclosure Schedule details all material undertakings of Witech given in connection with the Grants. Without limiting the generality of the above, Section 2.28 of the Witech Disclosure Schedule includes the aggregate amounts of each Grant, and the aggregate outstanding obligations thereunder of Witech with respect to royalties, or the outstanding amounts to be paid by the OCS to Witech and the composition of such obligations or amount by the product or product family to which it relates. Witech is in compliance, in all material respects, with the terms and conditions of their respective Grants and, except as disclosed in Section 2.28 of the Witech Disclosure Schedule hereto, has duly fulfilled, in all material respects, all the undertakings relating thereto. Witech is not aware of any event or other set of circumstances which might lead to the revocation or material modification of any of the Grants.

    2.29        Minutes. The minutes of Witech listed in Section 2.29 of the Witech Disclosure Schedule, contain accurate and complete copies of: (i) the minutes of every meeting of Witech ‘s shareholders and Board of Directors (and any committee thereof) which may be material to Witech; and (ii) minutes of every meeting of the each of Witech ‘s Board of Directors (and any committee thereof). No material resolutions have been passed, enacted, consented to or adopted by the directors (or any committee thereof) or shareholders of Witech, except for those contained in such minutes.

    2.30.       No ownership of IIS Stock. Witech does not own, beneficially or of record, any shares of common stock of IIS.

    2.31        Disclosure. Witech has not failed to disclose to IIS in writing any facts material to Witech or to the Subsidiary including, without limitation, its business, prospects and financial condition. This Agreement and all other documents delivered to IIS in connection with the Exchange and the other transactions contemplated herewith do not contain any material untrue statement and do not omit to state a material fact necessary in order to make the statements contained therein or herein not misleading.

2.A.	REPRESENTATIONS AND WARRANTIES OF THE WITECH SHAREHOLDERS.

Each of the Witech Shareholders severally and not jointly represents and warrants to IIS and the other Witech Shareholders, the following, such representations and warranties to be true and correct upon the signing hereof and upon the Closing:

    2A.1        It has good and marketable title to those of the Witech Shares listed next to its name in Schedule 1.1 hereto, free and clear of all Encumberances, free and clear of all rights of first refusal, co-sale rights, options to purchase, proxies, voting trusts and any other voting agreements, calls or commitments of every kind.

    2A.2        If the Witech Shareholder is a corporation, it is duly organized and validly existing in the jurisdiction of its organization and has full power and authority to enter into this Agreement. All actions on its part necessary for the authorization, execution, delivery and performance by it of this Agreement have been duly taken (or shall be duly taken prior to the Closing) to authorize the execution and delivery by it, and this Agreement constitutes its valid and legally binding obligation, enforceable in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’rights, and (b) general principles of equity that restrict the availability of equitable remedies.

    2A.3        It understands that any transfer agent of IIS will issue stop-transfer instructions with respect to the Exchange Shares unless any transfer thereof is subsequently registered under the Exchange Act and applicable state and other securities laws or unless an exemption from such registration is available.

    2A.4        The Witech Shareholder’s present intention is to acquire the Exchange Shares, for its own account and the Exchange Shares are being acquired by it for the purpose of investment and not with a view to distribution or resale thereof. The acquisition by the Witech Shareholder of the Exchange Shares acquired by it shall constitute a confirmation of this representation by such Witech Shareholder.

    2A.5        The Witech Shareholder acknowledges that it, during the course of this transaction and prior to the acquisition of the Exchange Shares has had the opportunity to ask questions of and receive answers from representatives of the Company concerning the terms and conditions of the Exchange. By reason of the Witech Shareholder’s knowledge and experience in business and financial matters, the Witech Shareholder is capable of evaluating the merits and risks of its investment in the Exchange Shares hereunder (this will not derogate from the representations and warranties of IIS in this Agreement).

    2A.6        The Witech Shareholder (i) is an “accredited investor”, as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act, and/or (ii) is not a “U.S. Person”, as defined by Rule 902 of Regulation S promulgated under the Securities Act, was not formed by a “U.S. Person” as defined by Rule 902 of Regulation S, was not organized under the laws of any United States jurisdiction, is not holding the Stock (or, where relevant, the Conversion Shares) for the benefit of any US Person, and was not formed for the purpose of investing in securities not registered under the Securities Act. At the time the buy order for this transaction was originated, the Witech Shareholder was outside the United States.

    2A.7        The Shares, as specified next to its/his name on Schedule 1.1, constitute all of the shares, warrants, and securities in Witech owned by it or to which it has any rights and it/he has no preemptive rights or other rights to subscribe for, purchase or acquire from Witech any share of capital stock or securities of Witech.

    2A.8        Immediately following the Closing, it shall own no shares or securities in Witech, it shall have no rights as a shareholder of Witech and no claims against Witech in connection with the issuance and/or non-issuance of securities in Witech.

    2A.9        It acknowledges that the Shareholders, and not IIS and/or Witech, is liable for any taxes levied on the transfer of the Witech Shares to IIS and/or the issuance of the Exchnage Shares by IIS to the Witech Shareholders.

    2A.10        The execution of this Agreement by each Witech Shareholder and the performance of such Witech Shareholder’s obligations hereunder do not require the consent or agreement of any person, authority or entity.

    2A.11        The Witech Shareholder is familiar with the terms of the Tax Ruling and it shall abide by such terms, to the extent they apply to it.

    2A.12        The Witech Shareholder has disclosed to IIS in writing any shareholding of such Witech Shareholder or any of its Affiliates in IIS. An “Affiliate” shall refer, with respect to any Witech Shareholder, to (i) such shareholder’s spouse, lineal descendant or antecedent, brother or sister, or a trust for the benefit of any of the foregoing, (ii) any entity directly or indirectly controlling, controlled by or under common control with such Witech Shareholder or any other Affiliate of such Witech Shareholder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF IIS

        IIS represents and warrants as follows:

        Reference to any one matter in the IIS Disclosure Schedule (as defined below) is deemed sufficient for any other reference in such IIS Disclosure Schedule.

    3.1.        Organization and Standing. IIS is a corporation duly organized and validly existing under the laws of the State of Israel has all requisite power and authority to carry on its business as it is currently conducted and to own and operate the properties currently owned and operated by it. IIS has delivered to Witech and the Witech Shareholders accurate and complete copies of its memorandum of association and articles of association including all amendments thereto. The voluntary liquidation proceedings of IIS have been terminated.

    3.2.        Agreement Authorized and its Effect on Other Obligations.

    3.2.1.        Authorization and Enforceability. Subject to the approval by the shareholders of IIS, IIS has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by IIS of this Agreement and the performance by IIS of its obligations hereunder have been duly and validly authorized by all necessary corporate action on the part of IIS. This Agreement has been duly executed and delivered by IIS and (assuming due authorization, execution and delivery hereof by the other parties hereto) this Agreement constitutes the legal, valid and binding obligation of IIS enforceable (subject to normal equity principles) against IIS in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, debtor relief or similar laws affecting the rights of creditors generally.

    3.2.2.        Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to IIS or any of its subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or thereby, except (a) any filings required to be made under Section 13 of the Exchange Act, as amended, (b) consent of and approval of the Israeli Commissioner of Restrictive Trade Practices, if necessary and (c) such other consents, approvals, orders, authorizations, registrations, declarations and filings, the failure of which to be obtained or made would not have, individually or in the aggregate, a Material Adverse Effect on IIS and which are set forth on Schedule 3.2.2 of the disclosure schedule delivered by IIS to Witech dated the date hereof (the “IIS Disclosure Schedule”), and all such consents have been or will have been obtained at or immediately prior to the Closing.

    3.2.3.        No Violation. Assuming the receipt of all consents, approvals, orders or authorizations of, and the registration, declaration or filing with, any Governmental Entity contemplated by Section 3.2.2, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) conflict with or result in a violation or breach of any term or provision of, nor constitute a default under, the organizational documents of IIS; (ii) contravene, conflict with or result in a violation or breach of, or result in a default under, any obligations, indenture, mortgage, deed of trust, lease, contract or other agreement to which IIS or any of its subsidiaries is a party or by which any of them or their properties are bound; (iii) contravene, conflict with or result in a violation of, or give any Governmental Entity or other Person the right to challenge the Exchange or to exercise any remedy or obtain any relief under, any legal requirement or any order, writ, injunction, judgment or decree to which IIS, or any of the assets owned or used by IIS, is subject. (iv) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate or modify any permit, license, consent, authorization, grant, benefit, right that is held by IIS or to the knowledge of IIS, that otherwise relates to the business or assets of IIS, (v) result in the imposition, creation or crystallization of any Encumbrance upon or with respect to any asset owned or used by IIS or (vi) with the passage of time, the giving of notice, or the taking of any action by a third person, have any of the effects set forth in clauses (i) through and (v) of this Section, in each case other than such violations, breaches or defaults as could not reasonably be expected to have a Material Adverse Effect on IIS.

    3.4        Capitalization. The authorized share capital of IIS is NIS 50,000 divided into 16,666,666 ordinary shares, par value NIS 0.003 per share, of which as of the date hereof, 11,576,539 shares are issued and outstanding. All of such outstanding shares are validly issued, fully paid and non-assessable, and were not issued in violation of any preemptive rights of any shareholder. Schedule 3.4 of the IIS Disclosure Schedule sets forth, on a fully diluted basis, a complete list as of the date of this Agreement of all outstanding options, warrants or obligations of any kind to issue any shares of IIS, and sets forth the capitalization table of IIS on a fully diluted basis immediately prior to and immediately after the Closing. Other than as set forth in Schedule 3.4 of the IIS Disclosure Schedule, IIS has no outstanding options, warrants or obligations of any kind to issue any of its shares. Except as set forth in Schedule 3.4 of the IIS Disclosure Schedule: (i) there are no preemptive rights, rights of participation, rights of maintenance or similar rights with respect to any IIS securities (including convertible securities); (ii) none of the IIS shares, options or other equity interests of IIS (including any convertible securities) is subject to any right of first refusal; and (iii) there are no contracts, undertakings or agreements relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any IIS securities (including convertible securities). IIS is not under any obligation, or bound by any contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any IIS securities (including convertible securities). Without limiting the foregoing, all shares to be issued in connection with the Registration Rights Agreement dated January 2001, by and among the Company, CDC Holdings Ltd., Armour Investments Ltd., Industrial Systems and Equipment Co., Meir Noga & Nachum Ezra, have been duly and validly issued, and are fully paid and nonassessable, and there are no warrants or similar rights outstanding thereunder for the benefit of any Person. No Person has any rights in any IIS securities (including convertible securities) other than the IIS shares and options currently issued and outstanding as reflected in IIS’ Form 20-F for the year ended December 31, 2006 (the “2006 20-F”), which shares and options are set forth in the pre-closing and post-closing capitalization tables set forth on Schedule 3.4. of the IIS Disclosure Schedule.

        The Exchange Shares, upon their issuance to the Witech, shall be duly authorized, validly issued, and free of preemptive rights or anti dilution or similar rights and shall be fully paid and non-assessable. The Exchange Shares when issued and allotted will have the rights and privileges and will be subject to the obligations set forth in the Articles of Association of IIS, as amended hereunder, and such Exchange Shares upon issuance thereof and payment therefor will be free and clear of any Encumbrances.

    3.5        Liabilities. IIS does not have any liabilities or obligations, including with respect to Taxes, either accrued, absolute, contingent or otherwise, or have any knowledge of any potential liabilities or obligations, which could reasonably be expected to have a Material Adverse Effect on IIS other than those set forth in Schedule 3.5 of the IIS Disclosure Schedule or in the 2006 20F. There are currently no claims pending, or to IIS’ knowledge, threatened, for which the LSI Escrow Funds deposited in escrow pursuant to the transactions entered into by StoreAge Networking Technologies Ltd., including IIS, as a shareholder thereof, and LSI Logic Corporation would be transferred to a third party.

    3.6.        Intentionally Left Blank.

    3.7        Intellectual Property.

    3.7.1        Intellectual Property of IIS. IIS is not a party to any license, royalty, research, Grants, or development or similar agreements or any other agreements relating to technology, inventions or intellectual property rights of IIS or any third party. IIS does not own or have any rights in any material intellectual property.

    3.8        Legal Proceedings. There are no pending, or to IIS’ knowledge and except as set forth on Schedule 3.8, threatened suits, actions, claims or legal, administrative, arbitration or other proceedings or governmental investigations against or affecting IIS at law or in equity or before any federal, state, foreign, municipal, or other governmental department, commission, board, bureau, court, agency, or instrumentality, including with respect to any Taxes. Without derogating from the foregoing, no third party has asserted any claim against IIS with respect to the lack of a financial expert on the Audit Committee as required by the Sarbanes-Oxley Act 2002.

    3.9        Changes to Operations of IIS. There have been no material changes to IIS, including in the financial status, business operations of IIS, equity holdings in IIS, or any other material changes with respect to or affecting IIS since the 2003 20-F, other than the Bankruptcy Proceedings. The 2006 20-F accurately and truthfully sets forth a description , in all respects, of IIS as of the date thereof.

    3.10        Compliance with Laws. Except as set forth on Schedule 3.10 of the IIS Disclosure Schedule, IIS is not in violation or in default with respect to, or in alleged violation of or alleged default with respect to, any applicable laws or any applicable rules, regulations or any writ or decree of any court or any governmental commission, board, bureau, agency, or instrumentality, or delinquent with respect to any report required to be filed with any governmental commission, board, bureau, agency or instrumentality, except for violations which, either singly or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on IIS.

    3.11        Material Contracts.

    3.11.1        Except as set forth on Schedule 3.11 of the IIS Disclosure Schedule, IIS does not have any material contracts, agreements, leases, commitments, understandings, instruments or proposed transactions, written or oral, absolute or contingent.

    3.11.2        Validity; Enforceability Etc. IIS has delivered to Witech and the Witech Shareholders a correct and complete copy of each written agreement listed in Schedule 3.11 of the IIS Disclosure Schedule and a written summary setting forth the terms and conditions of each oral agreement referred to in such Schedule. With respect to all such agreements, assuming due execution, delivery and performance of such agreements by any third parties: (i) the agreement is legal, valid, binding, enforceable, and in full force and effect with respect to IIS; (ii) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (and consummation of such transactions, without notice to or consent or approval of any party, will not constitute a default under or a breach of any provision of the agreement); (iii) neither IIS nor, to its knowledge, is any other party to any such agreement, in breach or default of any such agreement, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement (and IIS has not received any notice of a default, offset or counterclaim under the agreement, or any other communication calling upon IIS to comply with any provision the agreement or ascertaining noncompliance); and (iv) to IIS’ knowledge, no party has repudiated any provision of the agreement and IIS has not received or given notice of an intention to cancel or terminate the agreement or to exercise or not exercise options or rights under the agreement; and (v) IIS is not aware of any security interest of any kind in the agreement.

    3.11.3        IIS has no agreements with any Related Persons or any third party suppliers, contractors, service-providers, distributors, or any other third parties relating to the products, business operations, or securities of IIS.

    3.12        Assets; Loans and Encumbrances. A list of all material assets of IIS, including whether leased or owned, is set forth on Schedule 3.12 of the IIS Disclosure Schedule, and with respect to any leases, a description of the material terms of such leases. IIS has good and marketable title to all such assets or has the right to lease them, and all such assets free and clear of Encumbrances or any other third party rights. All leases pursuant to which IIS leases (whether as lessee or lessor) any substantial amount of real or personal property are in good standing, valid and effective; and there is not, under any such leases any existing or prospective default or event of default or event which with notice or lapse of time, or both, would constitute a default by IIS and in respect to which IIS has not taken adequate steps to prevent a default from occurring. The buildings and premises of IIS that are used in its business are in good and sufficient operating condition and repair for continued conduct of IIS’ business on a basis consistent with past practice, subject to ordinary wear and tear.

    3.13        Employment Matters. Except as set forth on Schedule 3.13 of the IIS Disclosure Schedule, IIS employs no employees and has not engaged, as of the date hereof, any consultant or independent contractor, and there are no employment, consulting or independent contractor agreements outstanding between IIS and any employee, consultant, or independent contractor. All employment, consulting and other independent contractor agreements with all past employees, consultants and independent contractors of IIS have been lawfully terminated, and no past employee of IIS or consultant or independent contractor of IIS has any rights or claims against IIS, including claims pertaining to severance payments or other social rights or benefits, or the right to exercise any options, warrants, or similar rights for any IIS securities including pursuant to any agreement or option plan of IIS. There are no, and never have been any, oral agreements or understandings between IIS and any third party relating to employment or consulting services. Except as set forth on Schedule 3.13 of the IIS Disclosure Schedule, IIS does not operate or maintain any pension, bonus, profit-sharing, share option, deferred compensation or similar plans or collective agreements in effect as of the date hereof, and no third party has any claim against IIS with respect to any such prior plans or agreements of IIS, to the extent any previously existed.

    3.14        Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon IIS or its properties which has or could reasonably be expected to have the effect of prohibiting or materially impairing any material acquisition of property by IIS or the conduct of the business by IIS including any exclusive distribution or licensing agreements which cannot be terminated on less than 30 days notice without any cost or expense to IIS.

    3.15        Subsidiaries. Schedule 3.15 of the IIS Disclosure Schedule sets forth a list of all subsidiaries of IIS as of the date hereof and sets forth as to each, the percentage of total outstanding shares thereof which is owned by IIS. All outstanding shares of capital stock of the subsidiary corporations owned by IIS are validly issued, fully paid, and non-assessable, and IIS has good and valid title thereto free and clear of any Encumbrance.

    3.16        Finder’s Fee. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by IIS and its counsel directly with Witech and its counsel, without the intervention of any other person as the result of any act of IIS, and so far as is known to IIS, without the intervention of any other person in such manner as to give rise to any valid claim against any of the parties hereto for a brokerage commission, finder’s fee or any similar payments.

    3.17        Tax Returns Filed; Taxes Paid.

    3.17.1        Except as set forth in Schedule 3.17 of the IIS Disclosure Schedule, (i) all returns, declarations, claims for refund, information returns and reports (“IIS Tax Returns”) of or with respect to any and all taxes, charges, fees, levies, assessments, duties or other amounts payable to any federal, state, local, foreign or other taxing authority or agency, including, without limitation, (x) income, franchise, profits, gross receipts, minimum, alternative minimum, estimated, ad valorem, value added, sales, use, service, real or personal (tangible and intangible) property, environmental, capital stock, leasing, lease, user, license, registration, payroll, withholding, disability, employment, social security (or similar), workers compensation, unemployment compensation, utility, severance, excise, stamp, windfall profits, transfer and gains taxes, (y) customs, duties, imposts, charges, levies or other similar assessments of any kind, and (z) interest, penalties and additions to tax imposed with respect thereto (“IIS Tax” or “IIS Taxes”) which are required to be filed on or before the Closing by or with respect to IIS have been or will be duly and timely filed, (ii) all items of income, gain, loss, deduction and credit or other items required to be included in each such IIS Tax Return have been or will be so included and all such information and any other information provided in each such IIS Tax Return is true, correct and complete, (iii) all IIS Taxes owed by IIS which have become or will become due have been or will be timely paid in full, (iv) all IIS Tax withholding and deposit requirements imposed on or with respect to IIS have been or will be satisfied in full in all respects, (v) no penalty, interest or other charge is or will become due with respect to the late filing of any such IIS Tax Return or late payment of any such IIS Tax, and (vi) there are no Encumbrances on any of the assets of IIS that arose in connection with any failure (or alleged failure) to pay any IIS Tax.

    3.17.2        Extensions Disclosed. Except as set forth in Schedule 3.17.2 of the IIS Disclosure Schedule, there is not in force any extension of time with respect to the due date for the filing of any IIS Tax Return of or with respect to IIS or any waiver or agreement for any extension of time for the assessment or payment of any IIS Tax of or with respect to IIS.

    3.17.3.        Claims Disclosed. There is no outstanding written claim from any governmental taxing authority against IIS for any IIS Taxes, and no assessment, deficiency or adjustment has been asserted, proposed or threatened in writing by any governmental taxing authority with respect to any IIS Tax Return of or with respect to IIS with respect to any period for which the statute of limitations on the assessment of tax deficiencies has not expired other than those disclosed (and to which are attached true and complete copies of all audit or similar reports) in Schedule 3.17.3 of the IIS Disclosure Schedule. To IIS’ knowledge, no written claim has ever been made by a governmental taxing authority in a jurisdiction where IIS does not file IIS Tax Returns that it is or may be subject to taxation in that jurisdiction.

    3.17.4.        Scheduled Tax Liabilities Sufficient. The total reserve amounts for liabilities for current and deferred IIS Taxes are sufficient to cover in all material respects the payment of all IIS Taxes, whether or not assessed or disputed, which are or to have been, due by or with respect to IIS up to and through the periods covered thereby.

3.17.5. No Tax Liens. No material liens for IIS Taxes exist upon the assets of IIS.

    3.17.6.        Change of Accounting Method. IIS will not be required to include any amount in income for any taxable period beginning after the Closing Date as a result of a change in accounting method for any taxable period ending on or before the Closing Date or pursuant to any agreement with any Tax authority with respect to any such taxable period.

3.17.7. Activity Limitations. IIS has not entered into any agreement or arrangement with any Taxing authority that requires it to take any action or to refrain from taking any action.

    3.18        Disclosure. IIS has not failed to disclose to Witech in writing any facts material to IIS, including, without limitation, its business and financial condition. This Agreement and all other documents delivered to Witech in connection with the Exchange and the other transactions contemplated herewith do not contain any material untrue statement and do not omit to state a material fact necessary in order to make the statements contained therein or herein not misleading.

ARTICLE IV

OBLIGATIONS PENDING CLOSING DATE

    4.1.        Agreements of Witech and IIS. Each of Witech and IIS undertakes to the other party that from the date hereof to the Closing Date, it will:

    4.1.1.        Maintenance of Present Business. Operate its business only in the usual, regular, and ordinary manner so as to maintain the goodwill it now enjoys and, to the extent consistent with such operation, use all reasonable efforts to preserve intact its present business organization, keep available the services of its present officers and employees, and preserve its relationships with customers, suppliers, licensors, licensees, contractors, distributors, and others having business dealings with it, and in connection therewith it shall not substantially deviate from its licensing and pricing practices;

    4.1.2.        Maintenance of Properties. At its expense, maintain all of its property and assets in customary repair, order, and condition, reasonable wear and use and damage by fire or unavoidable casualty excepted;

4.1.3. Maintenance of Books and Records. Maintain its books of accounts and records in the usual, regular, and ordinary manner, in accordance with US GAAP applied on a consistent basis;

    4.1.4.        Compliance with Law. Duly comply with all laws applicable to it and to the conduct of its business; except where the failure to comply with such laws would not have a Material Adverse Effect on such party;

    4.1.5.        Compliance with Agreement. At its expense, take all commercially reasonable actions as may be necessary (i) to insure that the representations and warranties made by it herein are true and correct at the Closing Date, (ii) to fully perform all covenants made by it herein and (iii) to satisfy timely all other obligations imposed upon it by this Agreement;

    4.1.6.        Inspection. Permit the other party and its officers and authorized representatives, during normal business hours, and subject to standard confidentiality undertakings, to inspect upon reasonable prior notice its records and to consult with its officers, employees, attorneys, and agents for the purpose of determining the accuracy of the representations and warranties hereinabove made and the compliance with covenants contained in this Agreement; and

    4.1.7.        Maintenance of Intellectual Property. Not take any action that would, or fail to take any action the failure of which would, cause directly or indirectly any of its Intellectual Property to enter the public domain or that could otherwise adversely affect its Intellectual Property.

    4.2.        Agreements of IIS and Witech. IIS and Witech agree to take the following actions after the date hereof:

    4.2.1        IIS Regulatory and Other Filings. IIS shall timely comply with all U.S. federal, state (including “Blue Sky laws”), and Israeli regulatory requirements arising from the transactions contemplated hereby including the prompt filing with any regulatory agencies, stock exchanges, and any other U.S. or Israeli Governmental Entities with which IIS is so obligated to provide reporting information or make any filings. Witech will promptly provide all information and documents necessary for this purpose as and when requested by IIS.

4.2.2. Proxy Statement.

    4.2.2.1        As promptly as reasonably practicable after the date of this Agreement, IIS and Witech shall cooperate in the preparation of the Proxy Statement, at IIS’ expense, that complies with all requirements of Israeli law.

    4.2.2.2        IIS shall cause the Proxy Statement to be mailed to IIS’ shareholders as promptly as reasonably practicable after the date of this Agreement. If any event relating to either party occurs, or if IIS or Witech becomes aware of any information, that should be disclosed in an amendment or supplement to the Proxy Statement, then IIS or Witech, as the case may be, shall promptly inform the other party thereof.

4.2.3. Governmental Approvals.

    4.2.3.1        Each party to this Agreement shall use all reasonable efforts to deliver and file, as promptly as practicable after the date of this Agreement, each notice, report or other document required to be delivered by such party to or filed by such party with any Israeli, and with respect to IIS, additionally any U.S. Governmental Entity with respect to the Exchange. Without limiting the generality of the foregoing:

    (a)        IIS and Witech shall respond as promptly as practicable to any inquiries or requests received from the Israeli Restrictive Trade Practices Commissioner for additional information or documentation; and

(b) Witech shall use all reasonable efforts to obtain, as promptly as practicable after the date of this Agreement any consents that may be required in connection with the Exchange;

    (c)        Within the relevant time periods therefor of the Closing, IIS will make all filings it is required to make (including past filings) pursuant to the Securities Act of 1933, as amended, and the Exchange Act, including all filings required to be filed with the US Securities and Exchange Commission (the “SEC”) and any relevant stock exchanges on which IIS’ securities are traded. In addition, IIS shall timely file all filings pertaining to the Exchange which are required to be filed with the SEC and any stock exchanges on which IIS’ securities are traded.

    4.2.3.2        Each party to this Agreement shall (i) give the other parties prompt notice of the commencement of any legal proceeding by or before any Israeli or U.S. Governmental Entity with respect to the Exchange, (ii) keep the other parties informed as to the status of any such legal proceeding and (iii) promptly inform the other parties of any communication to or from the SEC, any U.S. relevant stock exchanges, the OCS, the Companies Registrar or any other Israeli Governmental Entity regarding the Exchange or any of the other transactions contemplated by this Agreement. The parties to this Agreement will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Israeli legal proceeding relating to the Exchange. In addition, except as may be prohibited by any Israeli Governmental Entity or by any Israeli legal requirement, in connection with any such legal proceeding under or relating to the Israeli Restrictive Trade Practices Law or any other Israeli antitrust or fair trade law, each party hereto will permit authorized representatives of the other party to be present at each meeting or conference relating to any such legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Israeli Governmental Entity in connection with any such legal proceeding.

    4.2.4.        Further Action. IIS and Witech shall use all reasonable efforts to cooperate with each other in the taking of such action reasonably necessary to consummate the Exchange and make effective the other transactions contemplated by this Agreement.

    4.2.5.        Notice of Material Development. Each of IIS and Witech will promptly notify the other party in writing of (i) any event occurring subsequent to the date of this Agreement which would render any representation or warranty of such party contained in this Agreement untrue or inaccurate in any material respect, (ii) any Material Adverse Effect on such party and (iii) breach by such party of any covenant or agreement contained in this Agreement.

    4.2.6.        Resignation of Directors. Witech shall use all reasonable efforts to obtain and deliver to IIS prior to the Closing Date the resignation of each director of Witech and of the Subsidiary, effective as of the Closing Date.

    4.3.        Additional Agreements of Witech. Witech agrees that from the date hereof to the Closing Date, it will:

    4.3.1.        Prohibition of Certain Employment Contracts. Not enter into any contracts of employment other than in the ordinary course of business consistent with past practice which (i) cannot be terminated on notice of 14 days or less for United States employees, and 30 days for Israeli employees, without the payment of additional compensation or (ii) provide for any increase in compensation including, without limitation, any modification of any stock option agreements, outside the ordinary course of business consistent with past practice, severance payments or benefits covering a period beyond the termination date except as contemplated by this Agreement or as may be required by law;

    4.3.2.        Prohibition of Certain Loans. Not incur any borrowings except (i) the prepayment by customers of amounts due or to become due for goods sold or services rendered or to be rendered in the future, (ii) trade payables incurred in the ordinary course of business, (iii) other borrowings incurred in the ordinary course of business to finance normal operations or (iv) as is otherwise agreed to in writing by IIS, with respect to borrowings involving a liability of more than US$10,000 per borrowing or more than US$50,000 in the aggregate;

    4.3.3.        Prohibition of Certain Commitments. Not enter into commitments of a capital expenditure nature or incur any contingent liability which would exceed $25,000 in the aggregate, other than the bridge loans provided by IIS in the amount of US$3,550,000 to Witech between April 2007 (and additional loans from IIS) and the date hereof, a true and correct copy of which is attached hereto as Schedule 4.3. , except (i) as may be necessary for the maintenance of existing facilities and equipment in good operating condition and repair in the ordinary course of business, (ii) as may be required by law, or (iii) as is otherwise agreed to in writing by IIS;

4.3.4. Disposal of Assets. Not sell, dispose of, or encumber, any property or assets, except (i) in the ordinary course of business or (ii) as is otherwise agreed to in writing by IIS;

    4.3.5.        Maintenance of Insurance. Maintain insurance (or self insurance reserves) upon all its properties and with respect to the conduct of its business of such kinds and in such amounts as is customary in the type of business in which it is engaged, but not less than that presently carried by it, which insurance (or self insurance reserves) may be added to from time to time in its discretion;

    4.3.6.        No Solicitation. Not directly or indirectly authorize or permit any of its respective agents to: (i) solicit, initiate, encourage (including by way of furnishing information) or take any other action to facilitate, any inquiry or the making of any proposal which constitutes, or may reasonably be expected to lead to, any acquisition or purchase of a substantial amount of assets of, or any equity interest in, Witech or any Exchange, consolidation, business combination, sale of substantially all assets, sale of securities, recapitalization, liquidation, dissolution or similar transaction involving Witech (other than the transactions contemplated by this Agreement) or any other material corporate transactions the consummation of which would, or could reasonably be expected to, impede, interfere with, prevent or materially delay the Exchange (collectively, “Witech Transaction Proposals”) or agree to or endorse any Witech Transaction Proposal or (ii) propose, enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to another person any information with respect to its business, properties or assets or any of the foregoing, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, an effort or attempt by any other person to do or seek any of the foregoing;

    4.3.7.        No Amendment to Articles of Association, etc. Without the consent of IIS, not amend its Articles of Association or other organizational documents or merge or consolidate with or into any other corporation or change in any manner the rights of its capital stock or the character of its business;

    4.3.8.        No Issuance, Sale, or Purchase of Securities. Except for issuances of shares to the Witech Shareholders as set forth on Schedule 4.3.8 to the Witech Disclosure Schedule, without the consent of IIS, not issue or sell, or issue options or rights to subscribe to, or enter into any contract or commitment to issue or sell (upon conversion or otherwise), any shares of its capital stock or subdivide or in any way reclassify any shares of its capital stock, or acquire, or agree to acquire, any shares of its capital stock; provided, that nothing in this Section 4.3.8 shall restrict or prohibit the issuance by Witech of Witech Shares upon exercise of options previously granted under existing benefit plans or warrants existing on the date hereof;

4.3.9. Prohibition on Dividends. Without the consent of IIS, not declare or pay any dividend on shares of its capital stock or make any other distribution of assets to the holders thereof;

    4.3.10.        Notice of Material Developments. Promptly furnish to IIS copies of all communications from Witech to its stockholders. Witech shall give prompt notice to IIS of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would cause any Witech representation or warranty contained in this Agreement to be untrue or inaccurate at or prior to the Closing Date and (ii) any material failure of Witech to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 4.3.10 shall not limit or otherwise affect the remedies available hereunder to IIS;

4.3.11. Employment Agreements. Witech shall use its best efforts to obtain on or prior to the Closing Date, employment agreements with such employees of Witech as reasonably requested by IIS; and

    4.3.12.        Employee Plans and Contracts. Except as required by law, without the written consent of IIS, not directly or indirectly (i) enter into or modify any collective bargaining agreement with any labor union or other representative of employees, (ii) increase the compensation or benefits of any employee of Witech or any of its subsidiaries, (iii) amend or terminate any Witech Option Plan, or (iv) enter into or adopt any new employee benefit plan, policy or arrangement; and

    4.3.13.        Transaction Expenses. Except as set forth on Schedule 1.7 hereto, IIS and Witech will not pay any expenses of Witech in connection with the transactions contemplated by this Agreement to any legal, financial, investment banking, accounting or other professional advisor, including any agreement relating to the foregoing and payments to made by Witech shareholders, irrespective of whether disclosed to IIS, including pursuant to Section 2 above.

4.3.14. Licensing Practices. Observe all material provisions of, and perform all its material obligations under, any Marketing Agreements in a manner consistent with past practice.

    4.4.        Additional Agreements of IIS. IIS agrees that from the date hereof to the Closing Date, it will:

    4.4.1.        Notice of Material Developments. Give prompt notice to Witech of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would cause any IIS representation or warranty contained in this Agreement to be untrue or inaccurate at or prior to the Closing Date; (ii) the occurrence of any event which could reasonably be anticipated to prohibit or restrain the consummation of the transactions contemplated hereby; and (iii) any material failure of IIS to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 4.4.1 shall not limit or otherwise affect the remedies available hereunder to Witech; and

    4.4.2        Compliance with Agreement. At its expense, take all commercially reasonable actions as may be necessary (i) to insure that the representations and warranties made by it herein are true and correct in all material respects at the Closing Date, (ii) to fully perform all covenants made by it herein and (iii) to satisfy timely all other obligations imposed upon it by this Agreement.

    4.4.3        No Shop. Until the Closing Date and except for a financing in Shares and/or convertible securities of IIS in the amount of up to $6,000,000 (and related warrants that may be issued in connection with such financing), none of IIS nor any of their officers, directors, representatives or agents will, directly or indirectly solicit, initiate, knowingly encourage or accept any other proposals or offers from any Person relating to any acquisition of any shares or assets of IIS (other than sale of already issued shares in the public market and the purchase of short term investments of publicly traded securities. IIS will immediately cease any existing discussions or negotiations conducted by such Person with respect to any of the foregoing prohibited activities. The foregoing shall not restrict IIS from responding to unsolicited proposals from any Person, nor shall it restrict its Board of Directors from taking any action if, in the opinion of IIS’outside counsel, such action is required in order to enable the Board of Directors of IIS to fulfill its fiduciary duties to IIS and its shareholders to the extent required under applicable Israeli law. “Person” means any natural person, corporation, limited liability company, general partnership, limited partnership proprietorship, other business organization, trust, union, association of any governmental or regulatory authority.

ARTICLE V

CONDITIONS PRECEDENT TO OBLIGATIONS

    5.1.        Conditions Precedent to Obligations of Witech. The obligations of Witech and the Witech Shareholders, severally, to consummate and effect the Exchange shall be subject to the satisfaction of the following conditions, or to the waiver thereof by Witech in the manner contemplated by Section 6.4 on the Closing Date :

    5.1.1.        Representations and Warranties of IIS True at Closing Date. The representations and warranties of IIS herein contained shall be, in all material respects, true as of and at the Closing Date and again as of and at the Closing Date with the same effect as though made at such date, except for those representations and warranties that address matters only as of a particular date (which shall remain true and correct as of such particular date); IIS shall have performed and complied, in all material respects, with all covenants required by this Agreement to be performed or complied with by IIS before or at the Closing Date; and IIS shall have delivered to Witech a certificate, dated the Closing Date and signed by each of its chief executive officer and chief financial officer to both such effects.

    5.1.2.        No Order. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Exchange shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any legal requirement enacted or deemed applicable to the Exchange that makes consummation of the Exchange illegal.

5.1.3 Increase in IIS’ registered share capital. IIS’ shareholders shall have duly authorized an increase in IIS’ share capital to 50,000,000 Ordinary Shares, par value NIS 0.003 per share.

    5.1.4        Amendment to Articles of Association. IIS’ shareholders shall have duly authorized an amendment to IIS’ Articles of Association to eliminate the casting vote of the Chairman of the Board of Directors according to Article 71(c) of such Articles and the staggered Board of directors according to Article 50 of the Articles of Association.

    5.1.5        No Orders or Judgments. As of the Closing Date, there shall not be any judgment or order of a court of competent jurisdiction or any ruling, regulation or order of any agency of the Israeli or U.S. federal, state, or local government which would prohibit or have the effect of preventing the consummation of the issuance of the Exchange Shares and the transactions hereunder shall not be prohibited or enjoined (temporarily or permanently) by any applicable law or governmental or other regulation.

5.1.6 Opinion of IIS Counsel. Witech shall have received an opinion, dated as of the Closing Date from Amit, Pollak, Matalon & Co. counsel for IIS, in the form attached hereto as Schedule 5.1.6.

    5.1.7.        IIS Shareholder Approval. The Exchange and the transactions contemplated hereby shall have been duly approved by the shareholders of IIS, and IIS shall have provided Witech and the Witech Shareholders with a copy of the duly authorized resolutions of shareholders meeting of IIS approving the Exchange and the transactions contemplated hereby.

    5.1.8.        Approvals. All material consents, permits and approvals of all Governmental Entities required to be obtained in connection with the Exchange and the other transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect. IIS shall have provided Witech and the Witech Shareholders with a certified copy of the duly authorized board resolutions of IIS approving the Exchange and the transactions contemplated thereby and including a signatory rights approval with respect to the execution of the documents pertaining to the Exchange together with an incumbency certificate.

    5.1.9        Escrow Agreement. IIS, Charless Moss, as the Witech Shareholders representative (the “Shareholders Representative”) on behalf of the Witech Shareholders, and the Escrow Agent will have signed the Escrow Agreement substantially in the form attached hereto as Schedule 5.1.9 (the “Escrow Agreement”) placing in escrow the Exchange Shares and the IIS shares held by the other IIS shareholders holding 5% or more of the issued and outstanding shares of IIS immediately following the Closing, for a period of twenty-four months following the Closing in accordance with Israeli tax requirements and as applicable, the Indemnification Agreement.

    5.1.10        Tax Ruling. IIS and the Witech Shareholders shall have received a tax ruling from the Israeli Income Tax Authorities confirming that the Exchange will be tax-free subject to reasonable conditions as set forth therein (the “Tax Ruling”).

    5.1.11.        Execution of Employment Agreements with Designated Executives. IIS and each of Charles Moss, David Elooz, Eliyahu Cohen and Ronen Segal (collectively, the “Designated Executives”) shall have entered into employment agreements with IIS or Witech and in the form attached hereto as Schedules 5.1.11(i) – (iv), respectively (the “Designated Executives Employment Agreements”).

    5.1.12        No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect on IIS, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, could reasonably be expected to have a Material Adverse Effect on IIS.

    5.1.13        Burdensome Condition. Other than the Tax Ruling, there shall not have been any action taken by any Governmental Entity, and there shall not have been any legal requirement or order enacted, entered, enforced or deemed applicable to the Exchange, that imposes or that seeks to impose any restriction, condition or obligation upon IIS or Witech that could reasonably be expected to adversely impact, in any material respect, any of the anticipated benefits to Witech or the Witech Shareholders of the Exchange.

    5.1.14        Share Transfer Deed. The Witech Shareholders shall have transferred the Exchange Shares, free and clear of any Encumbrances, to IIS, by signing and delivering to IIS a share transfer deed in appropriate form as reasonably determined by IIS.

    5.2.        Conditions Precedent to Obligations of IIS. The obligations of IIS to consummate and effect the Exchange shall be subject to the satisfaction of the following conditions, or to the waiver in writing thereof by IIS in the manner contemplated by Section 6.4 on or before the Closing Date:

    5.2.1.        Representations and Warranties of Witech True at Closing Date. The representations and warranties of Witech herein contained shall be, in all material respects, true as of and at the Closing Date with the same effect as though made at such date, except for those representations and warranties that address matters only as of a particular date (which shall remain true and correct as of such particular date); Witech shall have performed and complied, in all material respects, with all covenants required by this Agreement to be performed or complied with by Witech on or before the Closing Date; and Witech shall have delivered to IIS a certificate, dated the Closing Date and signed by its chief executive officer and by its chief financial or accounting officer to both such effects.

    5.2.2.        Representations and Warranties of Witech Shareholders True at Closing Date. The representations and warranties of the Witech Shareholders herein contained shall be, in all respects, true as of and at the Closing Date with the same effect as though made at such date; and the Witech Shareholders shall have performed and complied with, in all material respects, with all covenants required to be performed or complied with by the Witech Shareholders on or before the Closing Date.

    5.2.3        No Order. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Exchange shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any legal requirement enacted or deemed applicable to the Exchange that makes consummation of the Exchange illegal.

    5.2.4.        Opinion of Witech’s Counsel. IIS shall have received an opinion, dated as of the Closing Date, from Fischer, Behar, Chen, Well, Orion & Co., counsel to Witech, in the form attached hereto as Schedule 5.2.4.

    5.2.5.        Approvals. All consents, permits and approvals of all Governmental Entities or any other third party required to be obtained in connection with the Exchange and the other transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect.

    5.2.6.        Consent of Certain parties in Privity with Witech. The holders of any material indebtedness of Witech, the lessors of any property leased by Witech, and the other parties to any other agreements to which Witech is a party, whose consent to the Exchange is required as set forth in the Witech Disclosure Schedule, shall, when and to the extent necessary in the reasonable opinion of IIS, have consented to the Exchange.

5.2.7. Combined 20-F Ready for Filing. The Combined 20-F shall be ready for filing with the SEC as confirmed by the Board of Directors of IIS;

    5.2.8.        Employees. The individuals identified on Section 5.2.8(a) of the Witech Disclosure Schedule shall not have ceased to be employed by Witech or shall not have expressed an intention to terminate his or her employment with Witech or, when relevant, shall have declined to accept employment with IIS provided that such employment with IIS shall be under their existing terms with Witech.

    5.2.9.        No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect on Witech, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, could reasonably be expected to have a Material Adverse Effect on Witech; provided, however, for purposes of this Section 5.2.9 a Material Adverse Effect shall not include any loss of revenues or sales and support personnel during the period from the date hereof to the Closing Date other than losses of revenues or sales and support personnel attributable to an event the occurrence or existence of which would result in a representation or warranty made by Witech in this Agreement being untrue or would result in the breach of a covenant made by Witech in this Agreement.

    5.2.10.       Burdensome Condition. Other than the Tax Ruling, there shall not have been any action taken by any Governmental Entity, and there shall not have been any legal requirement or order enacted, entered, enforced or deemed applicable to the Exchange, that imposes or that seeks to impose any restriction, condition or obligation upon IIS or Witech that could reasonably be expected to adversely impact, in any material respect, any of the anticipated benefits to IIS of the Exchange.

5.2.11. Witech Shareholder Waiver. Each holder of Witech Shares will provide to IIS the Witech Shareholder Waiver.

5.2.12. Witech Option holder Waiver. Each holder of Witech Options will provide to Witech and IIS an Undertaking, Release and Waiver in the form attached hereto as Schedule 5.2.12.

5.2.13. Indemnification Agreement. Each of the Witech Shareholders will have signed the Indemnification Agreement in the form attached hereto as Schedule 5.2.13 .

5.2.14. Escrow Agreement. The Shareholders Representative on behalf of the Witech Shareholders and the Escrow Agent will have signed the Escrow Agreement.

5.2.15. Tax Ruling. IIS shall have received the Tax Ruling from the Israeli Income Tax Authorities.

5.2.16. Employment Agreements. Each ofthe Designated Executives will have entered into the Designated Executives Employment Agreements.

    5.2.17.       Non Compete. All the Witech Shareholders who are employees or consultants of Witech or the Subsidiary (directly or through affiliates), as well as officers and directors of Witech listed on Schedule 5.2.17 hereto shall deliver an executed non-compete undertaking with respect to Witech’s business for a period of twenty-four months following the Closing in the form attached hereto as Schedule 5.2.17.

ARTICLE VI

TERMINATION AND ABANDONMENT

    6.1.        Termination. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated and the Exchange abandoned at any time (whether before or after the approval and adoption thereof by the stockholders of Witech) before the Closing Date:

6.1.1. By Mutual Consent. By mutual written consent of IIS and Witech.

    6.1.2.        By IIS Because of Conditions Precedent. By IIS, if there has been a breach by Witech of its representations, warranties, covenants, or agreements set forth in this Agreement if, as a result of such breach, the conditions set forth in Section 5.2 would not be satisfied, and Witech fails to cure such breach within 15 business days after written notice thereof from IIS (except that no cure period shall be provided for any breach by Witech which by its nature cannot be cured).

    6.1.3.        By IIS Because of Material Adverse Change. By IIS, if there has been since December 31, 2006, a Material Adverse Change with respect to Witech which condition or event shall not have been ameliorated such that it no longer constitutes a Material Adverse Change within fifteen (15) business days following receipt by Witech of notice from IIS (except that no cure period shall be provided for any Material Adverse Change which by its nature cannot be cured); provided, however, for purposes of this Section 6.1.3 a Material Adverse Change shall not include any loss of revenues or sales and support personnel during the period from the date hereof to the Closing Date other than losses of revenues or sales and support personnel attributable to an event the occurrence or existence of which would result in a representation or warranty made by Witech in this Agreement being untrue or would result in the breach of a covenant made by Witech in this Agreement.

    6.1.4.        By Witech Because of Conditions Precedent. By Witech, if there has been a breach by IIS of any of its representations, warranties, covenants or agreements set forth in this Agreement if, as a result of such breach, the conditions set forth in Section 5.1 would not be satisfied, and IIS fails to cure such breach within 15 business days after written notice thereof from Witech (except that no cure period shall be provided for any breach by IIS which by its nature cannot be cured).

    6.1.6        By IIS or Witech Because of Legal Proceedings. By IIS or Witech if (i) a statute, rule, regulation or executive order shall have been enacted, entered or promulgated prohibiting the consummation of the transactions contemplated hereby or (ii) an order, decree, ruling or injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby and such order, decree, ruling or injunction shall have become final and non-appealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 6.1.5 shall have used its reasonable best efforts to remove such injunction, order or decree.

    6.1.7.        By IIS or Witech if Exchange not Effective by December 31, 2007. By either IIS or Witech and the Witech Shareholders, if all conditions to consummation of the Exchange shall not have been satisfied or waived on or before December 31, 2007, (or any other date agreed by IIS and Witech), other than as a result of a breach of this Agreement by the terminating party.

    6.2.        Termination by Board of Directors. An election of IIS to extend the period specified in Section 6.1.7 or to terminate this Agreement and abandon the Exchange as provided in Section 6.1 shall be exercised on behalf of IIS by its board of directors. An election of Witech to extend the period specified in Section 6.1.7 or to terminate this Agreement and abandon the Exchange as provided in Section 6.1 shall be exercised on behalf of Witech by its board of directors, and an election of the Witech Shareholders to terminate this Agreement and abandon the Exchange as provided in Section 6.1 shall be exercised by a resolution of the Witech Shareholders.

    6.3        Effect of Termination. Subject to Section 6.5, in the event of the termination and abandonment of this Agreement pursuant to and in accordance with the provisions of Section 6.1 hereof, this Agreement shall become void and have no effect, without any liability on the part of any party hereto (or its stockholders or controlling persons or directors or officers in accordance with this agreement), and (ii) neither party shall be released or relieved from any liability arising from the willful breach by such party of any of its representations, warranties, covenants or agreements as set forth in this Agreement.

    6.4.        Waiver of Conditions. Subject to the requirements of any applicable law, any of the terms or conditions of this Agreement may be waived at any time by the party, which is entitled to the benefit thereof, by action taken by its board of directors, or to the extent such party is an individual, in writing by such individual.

    6.5.           Consequences of Termination. If this Agreement is terminated due to the fact that the Exchange is not consummated due to the failure of Witech and/or the Shareholders to receive a favorable tax ruling, without derogating from any other rights and remedies at law or according to any agreement and without releasing Witech from its obligation to repay the loans provided by IIS to Witech pursuant to the Loan Agreement dated April 17, 2007 and May_ 2007 and any other loan agreement between IIS and Witech and related documents according to their terms, in consideration for IIS’s efforts and investment of time and money in pursuing the Exchange, Witech will immediately issue to IIS five percent (5%) of the issued and outstanding share capital of Witech, on a fully diluted basis and the interest on such loans will be increased to LIBOR plus 10% (or the maximum rate permitted by law, whichever is lower) retroactively to the date they were provided to Witech, and IIS will have the option for a period of sixty (60) days following termination of this Agreement to convert all or part of the loans provided by IIS to Witech (and interest thereon) to Ordinary Shares of Witech at a price per share reflecting a pre-conversion Company valuation of $5,000,000 on a fully diluted basis.

ARTICLE VII

ADDITIONAL AGREEMENTS

    7.1       Registration Statement. IIS will file a registration statement to register the Exchange Shares for resale pursuant to the United States Securities Act of 1933 within one hundred and twenty (120) days following the Closing and shall make its best efforts to have the registration statement declared effective as soon as practical.

    7.2       Issuance of Options. Immediately prior to or at the Closing, IIS will grant stock options to the senior management of Witech including the Designated Executives and other executives designated by Witech and agreed by IIS, to purchase an aggregate of 2,300,000 shares of IIS at an exercise price equal to the average trading price per share of the Exchange Shares during the twenty (20) trading days prior to the Closing, vesting in eight (8) semi-annual installments as long as each such executive continues to be employed by IIS. It is intended that these options will be issued according to the capital gains route under Section 102 of the Israeli Income Ordinance or in accordance with Section 3(i) of theIsraeli Income Ordinance, as applicable. In addition, on or prior to the Closing, IIS will increase the shares reserved for issuance to directors, employees, consultants and service providers of IIS and its subsidiaries pursuant to its incentive stock option plans by an additional 1,000,000 shares so that the total amount of shares reserved for issuance pursuant to such plan will be 3,300,000.

    7.3        Issuance of warrants to IIS Shareholders. Each of the Witech Shareholders acknowledges and agrees that, subject to and following compliance with applicable Israeli and United States securities laws and regulations, IIS intends to issue to all shareholders of IIS at the record date determined for the purpose of voting at the general meeting of shareholders of IIS to be convened to approve this Agreement, warrants to purchase an aggregate of 4,600,000 Ordinary Shares of IIS nominal value NIS 0.003 per share, on a pro-rata basis according to the percentage holding of each such shareholder in the issued and outstanding share capital of IIS on such record date . These warrants will be exercisable until the earlier of (i) five years from the date of issuance, and (ii) the closing of a Transaction. A “Transaction” means each of (i) merger, acquisition or reorganization of IIS with one or more other entities in which IIS is not the surviving entity, or (ii) a sale of all or substantially all of the assets or shares of IIS. The exercise price of each warrant shall be the average trading price per share of IIS’s Ordinary Shares during the twenty trading days prior to the Closing. These warrants will be non-transferable and non-exercisable until all applicable Israeli and United States securities laws and regulations have been complied with in connection with the warrants and the underlying shares, including without limitation, that a registration statement covering the underlying shares is declared effective by the United States Securities and Exchange Commission. Each of the Witech Shareholders understakes that such Witech Shareholder will not oppose issuance of these warrants.

    7.4        Legend in Share Certificate. The Exchange Shares are characterized as “restricted securities” under the US federal securities laws in asmuch as the Exchange Shares are being acquired from IIS in a transaction not involving a public offering, and such securities may be resold without registration under the Exchange Act only in certain limited circumstances. It understands that the certificates evidencing the Exchange Shares will be printed with legends restricting transfer except in compliance with applicable securities laws in the form of the following or similar legend:

        “THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, (THE “ACT”), OR ANY STATE SECURITIES LAWS. SUCH SHARES MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF SUCH REGISTRATION OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT. COPIES OF THE AGREEMENT COVERING THE PURCHASE OF THESE SHARES AND RESTRICTING THEIR TRANSFER MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE COMPANY AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE RESTRICTIONS SET OUT IN AN ESCROW AGREEMENT DATED ___, 2007.

ARTICLE VIII

MISCELLANEOUS

    8.1.        Entirety. This Agreement, together with the Schedules hereto constitute the entire agreement between the parties with respect to the subject matter hereof, and all prior agreements between the parties with respect thereto are hereby superseded and replaced in their entirety. In order to remove doubt, it is expressly agreed and clarified that any loan agreements and related documents between IIS and Witech entered into prior to the Closing Date shall continue in full force and effect.

    8.2.        Counterparts/Fax Signatures. Any number of counterparts of this Agreement may be executed and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one instrument. Facsimile signatures shall be considered originals.

    8.3.        Notices and Waivers. Any notice or waiver to be given to any party hereof shall be in writing and shall be delivered by courier, sent by facsimile transmission or registered or certified mail, postage prepaid.

If to IIS:

Addressed to:
IIS
Twin Towers, 33 Jabotinsky Street
Ramat Gan 52511, Israel
Attention:
Facsimile: (972) 3 575 0595

with a copy (which shall not constitute notice) to:

Amit, Pollak, Matalon & Co.
17 Yitzhak Sadeh Street
Tel Aviv, Israel
Facsimile: 972-3-568-9001
Attn: Ian Rostowsky, Adv.

If to Witech:

Addressed to:
Witech Communications Ltd.
17 Ha’atasia Street, Or Yehuda 60212

Attention: Charles Moss
Facsimile: 972-3-5333868

with a copy (which shall not constitute notice) to:

Fischer, Behar, Chen, Well, Orion and Co.
3 Daniel Frisch Street
Tel Aviv, Israel 64731
Facsimile: +972-3- 609-1116
Attn: Ron Lehmann, Adv.

and if to the Witech Shareholders to:
Charles Moss
(acting as the Witech Shareholders representative)

c/o Witech Communications Ltd.
17 Ha’atasia Street, Or Yehuda 60212
Facsimile: 972-3-5333868

        Any communication so addressed and mailed by first-class registered or certified mail, postage prepaid, shall be deemed to be received on the fifth business day after so mailed, and if delivered by courier or facsimile to such address, upon delivery during normal business hours on any business day together with proof of deliver in the case of courier or proof of transmission in the case of facsimile.

    8.4.        Captions. The captions contained in this Agreement are solely for convenient reference and shall not be deemed to affect the meaning or interpretation of any article, section, or paragraph hereof.

    8.5.        Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the successors and assigns of the parties hereto provided that no party may assign this agreement to any third party without the prior written approval of the other parties.

    8.6.        Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants and restrictions shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.

    8.7.        Applicable Law/Jurisdiction. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel without regard to conflict of law principles thereof. The courts of Tel-Aviv will have exclusive jurisdiction in all matters relating to or arising out of this Agreement.

    8.8.        Public Announcements. The parties agree that before the Closing Date that they shall consult with each other before the making of any public announcement regarding the existence of this Agreement, the contents hereof or the transactions contemplated hereby, and to obtain the prior approval of the other party as to the content of such announcement, which approval shall not be unreasonably withheld. However, the foregoing shall not apply to any announcement or written statement which, upon the written advice of counsel, is required by law to be made, except that the party required to make such announcement shall, whenever practicable, consult with and solicit prior approval from such other party concerning the timing and content of such legally required announcement or statement before it is made.

    8.9.        Termination of MOA. The MOA shall terminate, if not earlier terminated in accordance with its terms, and be of no further effect as of the Closing Date and the parties shall have no obligations with respect thereto.

    8.10        Business Day. For purposes of this Agreement, the term “business day”refers to a day in which the banks in Israel are open for business, excluding Friday.

    8.11        Entire Agreement. This Agreement constitute the entire agreement between the parties with respect to the subject matter hereof, and supersedes all prior agreements and understandings, oral and written, between the parties. Any modification to this Agreement must be done in writing, signed by IIS,Witech and the Witech Shareholders holding a majority of the Witech Shares.

    8.12        Payment of Taxes. Each party hereto shall be solely responsible for all tax payments and liabilities appluacle to such party relating to or arising out of this Agreement.

    8.13        Definitions. The following terms are defined in the indicated place:

Term	Section
Agreement	Premises
Applicable Environmental Laws	2.18.
Bank Approval	2.2.2
Combined 20-F	2.23
Closing Date	1.2.
Closing	1.2.
Designated Executives	5.1.11
Designated Executives Employment Agreements	5.1.11
Exchange	Premises
Exchange Shares	1.1
Encumbrances	1.1.
Escrow Agreement	5.1.9.
Exchange Act	2.23.
Executive Options	5.1.11
Family	2.26
Financial Statements	2.5.
Governmental Entity	2.2.2.
Grants	2.28.
Intellectual Property	2.11.1.
Indemnification Agreement	5.2.13
IIS	Premises
IIS Disclosure Schedule	3.2.2
IIS Tax Returns	3.17.1
IIS Tax	3.17.1
Licenses	2.13.1.
Marketing Agreements	2.13.2.
Material Adverse Effect or Material Adverse Change	1.3.
OCS	2.28.
OCS Approval	2.2.2
Person	4.4.3
Proxy Statement	2.23
Related Persons	2.26
SEC	4.2.3.1
Subsidiary	2.4
Shareholders Representative	5.1.9
Software Programs	2.11.1
Technical Documentation	2.12
Tax or Taxes	2.10.1.
Tax Returns	2.10.1
Technical Documentation	2.12.
US GAAP	2.5
Witech	Premises
Witech Shares	Premises
Witech Transactional Proposals	4.3.6
Witech Disclosure Schedule	2.3
Witech Plans	2.7.1
Witech Share Certificate	1.5.4
Witech Option Agreements	1.6.
Witech Options	1.6.
Witech Option Plans	1.6.
Witech Shareholders	Premises
Witech Shareholder Waiver	1.7
Witech Third Party Consents	2.2.3

[Signature page follows]

        IN WITNESS WHEREOF, the parties hereto have caused this Share Exchange Agreement to be duly executed as of the date first above written.

IIS INTELLIGENT INFORMATION SYSTEMS, LTD. By: —————————————— Name: Title:

WITECH COMMUNICATIONS LTD. By: —————————————— Name: Title:

[Signature Pages of the Witech Shareholders Follow]

SIGNATURE PAGE OF WITECH SHAREHOLDERS

SHARE EXCHANGE AGREEMENT, dated as November 5, 2007,
by and among I.I.S Intelligent Information Systems Ltd., Witech Communications
Ltd., (“Witech”) and the shareholders of Witech

Name of Shareholder: _____________________________

Signature of Shareholder: __________________________

Name of Signatory:______________________________

The undersigned Notary/Attorney, hereby confirms that ______________ appeared before me and signed above in my presence on this ____ day of November. 2007.

Name of Notary or Attorney:____________________________

Signature of Notary or Attorney: __________________________

License Number: _____________________________________

Address: ____________________________________________

ANNEX B

2007 ISRAELI SHARE OPTION PLAN

I.I.S Intelligent Information Systems Ltd..

2007 ISRAELI SHARE OPTION PLAN

Approved by the Board of Directors on: November 5, 2007

1

PREFACE

This plan, as amended from time to time, shall be known as the “I.I.S Intelligent Information Systems Ltd. – 2007 Israeli Share Option Plan” (the “ISOP”).

1.	PURPOSE OF THE ISOP

The purpose of this ISOP is to foster and promote the long-term financial success of the Company and its Affiliates and increase shareholder value by:

(a)	motivating superior performance by means of performance-related incentives;

(b)	encouraging and providing for the acquisition of an ownership interest in the Company by eligible Employees, directors, consultants, service providers and any other entity which the Board shall decide their services are considered valuable to the Company; and

(c)	enabling the Company to attract and retain the services of outstanding management team and other qualified and dedicated employees directors, consultants, service providers upon whose judgment, interest and special effort the successful conduct of its operations is largely dependent.

2.	DEFINITIONS

For purposes of this ISOP and related documents, including the Grant Letter, the following definitions shall apply:

2.1	“Administrator” – means the Board or the Committee as shall be administering this ISOP, in accordance with Section 3 hereof.

2.2	“Affiliate” - means any "employing company" within the meaning of Section 102(a) of the Ordinance.

2.3	“Approved 102 Option” – means an Option granted pursuant to Section 102(b) of the Ordinance and held in trust by a Trustee for the benefit of the Optionee.

2.4	“Articles of Association” – means the Articles of Association of the Company as same are in effect from time to time.

2.5	“Board” - means the Board of Directors of the Company.

2.6	“Capital Gain Option” or “CGO” - as defined in Section 5.4 below.

2.7	“Cause” – means, (1) with respect to an Employee (i) as such term is defined in the individual employment agreement or other engagement agreement between the Employee and the Company or its Affiliates, or (ii) if no such agreement is in place, then ‘Cause’ shall mean any one of the following: (a) conviction of any felony involving moral turpitude or affecting the Company; (b) any failure to carry out, as an employee of the Company or its Affiliates, a reasonable directive of the chief executive officer, the Board or the Optionee’s direct supervisor, which involves the business of the Company or its Affiliates and which was capable of being lawfully performed by Optionee; (c) embezzlement or theft of funds of the Company or its Affiliates; (d) any breach of the Optionee’s fiduciary duties or duties of care of the Company; including, without limitation, self-dealing, prohibited disclosure of confidential information of, or relating to, the Company, or engagement in any business competitive to the business of the Company or of its Affiliates; (e) any conduct (other than conduct in good faith) reasonably determined by the Board to be materially detrimental to the Company, and (f) any other circumstances under which the Company is entitled to terminate Optionee’s employment with the Company without paying Optionee severance pay under applicable law; and (2) with respect to a Non-Employee (i) as such term is defined in the individual engagement agreement between the Optionee and the Company or its Subsidiaries, or (ii) if no such agreement is in place, then ‘Cause’ shall mean any one of the circumstances set forth in (ii) (a) through and including (e) herein, as applicable to such Non-Employee.

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2.8	“Chairman” - means the chairman of the Committee.

2.9	“Committee” – means a share option compensation committee appointed by the Board, which shall consist of no fewer than two members of the Board, and if no such compensation committee is appointed, then the Board.

2.10	“Company” - means I.I.S Intelligent Information Systems Ltd., a company incorporated under the laws of the State of Israel, corporate registration number 520035049.

2.11	“Companies Law” – means the Israeli Companies Law, 5759-1999, including any rules and regulations promulgated thereunder and any provisions of the Companies Ordinance [New Version], 1983 still in effect, as amended from time to time.

2.12	“Controlling Shareholder” - shall have the meaning ascribed to it in Section 32(9) of the Ordinance.

2.13	“Date of Grant” – means, the date of grant of an Option, as determined by the Board and set forth in the Optionee’s Grant Letter, and in any event not earlier than the first date on which the Company is permitted to effect Option grants under this ISOP and the provisions of the Ordinance.

2.14	“Employee” – means a person who is employed by the Company or its Affiliates, including an individual who is serving as a director or an office holder, but excluding a Controlling Shareholder.

2.15	“Expiration Date” – means the date upon which an Option shall expire, as set forth in Section 9.2 of this ISOP.

2.16	“Fair Market Value” - means as of any date, the value of a Share determined as follows:

2.16.1	If the Shares are listed on any stock exchange or other national market system, including without limitation the Tel Aviv Stock Exchange, NASDAQ National Market system, or the NASDAQ SmallCap Market of the NASDAQ Stock Market, the Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported), as quoted on such exchange or system for the last market trading day prior to time of determination, as reported in the Wall Street Journal, or such other source as the Board deems reliable.

2.16.2	Without derogating from the above, solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, if at the Date of Grant of a 102 CGO the Company’s shares are listed on any established stock exchange or a national market system or if the Company’s shares will be registered for trading within ninety (90) days following the Date of Grant, the Fair Market Value of a Share at the Date of Grant shall be determined in accordance with the average value of the Company’s shares on the thirty (30) trading days preceding the Date of Grant or on the thirty (30) trading days following the date of registration for trading, as the case may be;

2.16.3	If the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value shall be the mean between the high bid and low asked prices for the Shares on the last market trading day prior to the day of determination, or;

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2.16.4	In the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Board.

2.17	“Grant Letter” – means the grant letter given by the Company to the Optionee and signed by the Company and the Optionee, and which sets out the terms and conditions of an Option.

2.18	“IPO” – means the underwritten initial public offering of the Company’s shares pursuant to a registration statement filed with and declared effective under the Israeli Securities Law, 1968, under the U.S. Securities Act of 1933, as amended, or under any similar law of any other jurisdiction.

2.19	“ISOP” - means as defined in the preface hereto.

2.20	“ITA”– means the Israeli Tax Authorities.

2.21	“NIS” –means New Israeli Shekels.

2.22	“Non-Employee” – means a consultant, adviser, service provider, and Controlling Shareholder of the Company prior to the issuance of the relevant Option or as a result thereof, or any other person who is not an Employee.

2.23	“Ordinary Income Option” or "OIO" - as defined in Section 5.5 below.

2.24	“Option” - means an option to purchase one or more Shares of the Company pursuant to this ISOP.

2.25	“102 Option” – means an Option that the Board intends to be a “102 Option” which shall only be granted to Employees, and shall be subject to and construed consistently with the requirements of Section 102 of the Tax Ordinance. The Company shall have no liability to an Optionee, or to any other party, if an Option (or any part thereof), which is intended to be a 102 Option, does not eventually qualify as a 102 Option.

2.26	“3(i) Option” – means an Option that is either specifically granted pursuant to Section 3(i) of the Ordinance to any person who is a Non-Employee or that does not contain terms as will cause such option to qualify under Section 102 of the Tax Ordinance.

2.27	“Optionee” - means a person who receives or holds an Option under this ISOP.

2.28	“Ordinance” – means the Israeli Income Tax Ordinance [New Version] 1961, including any and all rules and regulations promulgated thereunder, as now in effect or as hereafter amended.

2.29	“Purchase Price” - means the purchase price for each Share underlying an Option.

2.30	“Section 102” – means Section 102 of the Ordinance, including any and all rules, regulations, orders and procedures promulgated thereunder, as now in effect or as hereafter amended.

2.31	“Share” - means the Ordinary Shares of the Company, of nominal value NIS 0.003 each.

2.32	“Successor Company” – means any entity into or with which the Company is merged or by which, the Company is acquired, pursuant to a Transaction in which the Company is not the surviving entity.

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2.33	“Transaction” – means each (i) merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, or (ii) a sale of all or substantially all of the assets or shares of the Company.

2.34	“Trustee” – means any individual appointed by the Company to serve as a trustee and approved by the ITA, all in accordance with the provisions of Section 102(a) of the Ordinance.

2.35	“US$” - means United States of America dollars.

2.36	“Vested Option” - means any Option that has already become vested and exercisable according to its Vesting Dates or otherwise (e.g. acceleration upon certain events).

2.37	“Vesting Dates” – means with respect to any Option, the date(s) as of which the Optionee shall be entitled to exercise all or part of such Option, as set forth in the Optionee’s individual Grant Letter, and if no such date(s) are specified in Optionee’s individual Grant Letter, then as set out in Section 10.2 of this ISOP.

2.38	“Unapproved 102 Option” – means an Option granted pursuant to Section 102(c) of the Ordinance and not held in trust by a Trustee.

3.	ADMINISTRATION OF THIS ISOP

This ISOP shall be administered by the Board. The Board shall have the authority in its sole discretion, subject and not inconsistent with the express provisions of this ISOP, to administer this ISOP and to exercise all the powers and authorities specifically granted to it under this ISOP as necessary and advisable in the administration of this ISOP.

Provided that the Board is entitled by law to delegate all and any of its powers and authority granted to it under this ISOP to a Committee, then such powers and authority may be delegated to the Committee. The Committee shall have the responsibility of construing and interpreting this ISOP and of establishing and amending such rules and regulations, as it deems necessary or desirable for the proper administration of this ISOP.

3.1	The Committee shall select one of its members as its Chairman and shall hold its meetings at such times and places, as the Chairman shall determine or as otherwise convened in accordance with the Articles of Association. The Committee shall keep records of its meetings and shall make such rules and regulations for the conduct of its business, as it shall deem advisable.

3.2	The Committee shall have the power to recommend to the Board and the Board shall have the full power and authority to: (i) designate Optionees; (ii) determine the, Date of Grant, terms and provisions of the respective Grant Letters (which need not be identical), including, but not limited to, the number of Options to be granted to each Optionee, the number of Shares to be covered by each Option, provisions concerning the time and extent to which the Options may be exercised, and the nature and duration of restrictions as to the transferability, or restrictions constituting substantial risk of forfeiture upon occurrence of certain events; (iii) determine the Fair Market Value of the Shares covered by each Option; (iv) designate the type of Options; and (v) cancel or suspend Options, as necessary.

3.3	Subject to the provisions of this ISOP, the applicable laws and, the specific duties delegated by the Board to the Committee, and subject to the approval of any relevant authorities, the Committee shall have the authority, in its discretion:

(i)	To construe and interpret the terms of this ISOP and any Options granted pursuant hereto;

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(ii)	To designate the Employees and Non-Employees to whom Options may from time to time be granted hereunder;

(iii)	To determine the number of Shares to be covered by each such Option granted hereunder;

(iv)	To prescribe forms of agreements and/or Grant Letters for use under this ISOP;

(v)	To determine the terms of any Option granted hereunder;

(vi)	To determine the Purchase Price of any Option granted hereunder;

(vii)	To determine the Fair Market Value of Shares;

(viii)	To prescribe, amend and rescind rules and regulations relating to this ISOP, provided that any such amendment or rescindment that would adversely affect the rights of an Optionee that has received or been granted an Option shall not be made without the Optionee’s written consent.

(ix)	To take all other action and make all other determinations necessary for the administration of this ISOP.

(x)	To determine the total number of Shares with in the pool allocated for the purpose of this ISOP from time to time, and or any additional awards hereafter, subject to this ISOP.

3.4	Subject to the Articles of Association, all decisions and selections made by the Board or the Committee pursuant to the provisions of this ISOP shall be made by a majority of its members except that no member of the Board or the Committee shall vote on, or be counted for quorum purposes, with respect to any proposed action of the Board or the Committee relating to any Option to be granted to that member. Any decision reduced to writing shall be executed in accordance with the provisions of the Articles of Association, as the same may be in effect from time to time.

3.5	Any decision or action taken or to be taken by the Committee, arising out of or in connection with the construction, administration, interpretation and effect of this ISOP and of its rules and regulations, shall, to the maximum extent permitted by applicable law, be within its absolute discretion (except as otherwise specifically provided herein) and shall be conclusive and binding upon all Optionees and any person claiming under or through any Optionee.

3.6	No member of the Board or the Committee shall be liable for any action taken or determination made in good faith with respect to this ISOP or any Option granted hereunder.

3.7	Any member of such Committee shall be eligible to receive Options under this ISOP while serving on the Committee, unless otherwise specified herein. No person shall be eligible to be a member of the Committee if that person’s membership would prevent this ISOP from complying with exemptions provided under applicable laws.

4.	DESIGNATION OF OPTIONEES

4.1	The persons eligible for participation in this ISOP as Optionees shall include any Employees and/or Non-Employees of the Company or of any Affiliate thereof; provided, however, that (i) Employees may only be granted 102 Options; and (ii) Non-Employees may only be granted 3(i) Options.

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4.2	Each Option granted pursuant to this ISOP shall be evidenced by a Grant Letter, in such form as is customarily used by the Company for such purpose. Each Grant Letter shall state, among other matters, the number of Shares to which the Option relates, the type of Option granted thereunder (whether an CGO, OIO, Unapproved 102 Option or a 3(i) Option), the Vesting Dates, the Purchase Price per share, the Expiration Date and such other terms and conditions as are customarily included in such letters or option agreements, including any such other terms that the Committee or the Board in their discretion may prescribe, provided in all cases that they are consistent with this ISOP. The Grant Letter shall be delivered to the Optionee and executed by the Company and the Optionee and shall incorporate the terms of this ISOP by reference and specify the terms and conditions thereof and any rules applicable thereto.

4.3	The grant of an Option hereunder shall neither entitle the Optionee to participate nor disqualify the Optionee from participating in, any other grant of Options pursuant to this ISOP or any other option or share plan of the Company or any of its Affiliates.

4.4	Notwithstanding anything in the ISOP to the contrary, all grants of Options to directors and office holders shall be authorized and implemented in accordance with the provisions of the Companies Law.

5.	DESIGNATION OF OPTIONS PURSUANT TO SECTION 102

5.1	The Company may designate Options granted to Employees pursuant to Section 102 as Unapproved 102 Options or Approved 102 Options.

5.2	The grant of Approved 102 Options under this ISOP shall be made in accordance with the provisions herein, including the provisions of Section 6 below, and shall be conditioned upon the approval of this ISOP by the ITA.

5.3	Approved 102 Option may either be classified as Capital Gain Option (CGO) or Ordinary Income Option (OIO).

5.4	Approved 102 Option elected and designated by the Company to qualify under the capital gain tax treatment in accordance with the provisions of Section 102(b)(2) shall be referred to herein as CGO.

5.5	Approved 102 Option elected and designated by the Company to qualify under the ordinary income tax treatment in accordance with the provisions of Section 102(b)(1) shall be referred to herein asOIO.

5.6	The Company’s election of the type of Approved 102 Options as CGO or OIO granted to Employees (the “Election”) shall be appropriately filed with the ITA before the first Date of Grant of an Approved 102 Option under such Election. Such Election shall become effective beginning the first Date of Grant of an Approved 102 Option under such Election and shall remain in effect at least until the end of the year following the year during which the Company first granted Approved 102 Options under such Election. The Election shall obligate the Company to grant only the type of Approved 102 Option it has elected, and shall apply to all Optionees who were granted Approved 102 Options during the period indicated herein, all in accordance with the provisions of Section 102(g) of the Ordinance. For avoidance of doubt, such Election shall not prevent the Company from granting Unapproved 102 Options simultaneously.

5.7	Designation of Approved 102 Options – if an Optionee exercises and sells his Shares within the Restricted Period (as defined in Section 6.1 below), the matter of employer’s tax liability of the Company or an Affiliate shall be dealt with in accordance with the provisions of Section 22 below.

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5.8	All Approved 102 Options must be held in trust by the Trustee, as described in Section 6 below.

5.9	For avoidance of doubt, the designation of Unapproved 102 Options and Approved 102 Options shall be subject to the terms and conditions set forth in Section 102 of the Ordinance.

6.	TRUSTEE

6.1	Approved 102 Options which shall be granted under this ISOP and/or any Shares allocated or issued upon exercise of such Approved 102 Options and/or other shares received subsequently following any realization of rights, including, without limitation, bonus shares, shall be allocated or issued to the Trustee (and registered in the Trustee’s name in the Company’s shareholders register) and held by the Trustee for the benefit of the Optionees to whom such Approved 102 Options were granted for such period of time as required by Section 102 (the “Restricted Period”). All certificates representing Shares issued to the Trustee under this ISOP shall be deposited with the Trustee, and shall be held by the Trustee until such time that such Shares are released from the aforesaid trust as herein provided. If the requirements for Approved 102 Options are not met, the Approved 102 Options may be treated as Unapproved 102 Options, all in accordance with the provisions of Section 102.

6.2	Notwithstanding anything to the contrary herein, the Trustee shall not release any Shares allocated or issued upon exercise of Approved 102 Options prior to the full payment of the Optionee’s tax liabilities arising from Approved 102 Options, which were granted to such Optionee and/or any Shares allocated or issued upon exercise of such Options.

6.3	With respect to any Approved 102 Option, subject to the provisions of Section 102, an Optionee shall not sell or release from trust any Share received upon the exercise of an Approved 102 Option and/or any share received subsequently following any realization of rights, including without limitation, bonus shares, until the lapse of the Restricted Period required under Section 102. Notwithstanding the above, if any such sale or release occurs during the Restricted Period, the sanctions under Section 102 shall apply to and shall be borne by such Optionee.

6.4	Upon receipt of Approved 102 Option, the Optionee will sign an undertaking to release the Trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation with this ISOP, or any Approved 102 Option or Share granted to him hereunder. Such release may be incorporated within the Grant Letter.

7.	SHARES RESERVED FOR THE ISOP; RESTRICTIONS THEREON

7.1	The Company shall from time to time reserve, out of its authorized but un-issued share capital, such number of Shares as the Board deems appropriate (subject to the Articles of Association) for the purposes of this ISOP and/or for the purposes of any other share option plans which have previously been, or may in the future be, adopted by the Company, subject to adjustment as set forth in Section 11 below. Any Shares which remain un-issued and which are not subject to then outstanding Options at the termination or expiration of this ISOP shall cease to be reserved for the purpose of this ISOP, but may continue to be reserved for other share option plans then in effect, and in any event, until termination of this ISOP the Company shall at all times reserve a sufficient number of Shares to meet the requirements of any then outstanding Options. Should any Option for any reason expire or be canceled prior to its exercise or relinquishment in full, the Shares subject to such Option may again be subjected to a new Option under this ISOP or under the Company’s other share option plans, provided, however, that Shares that have actually been issued under this ISOP shall not be returned to the pool under this ISOP and shall not become available for future distribution under this ISOP.

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7.2	The Company, at its sole discretion, may require that, until the consummation of an IPO any Shares issued upon exercise of Options (and securities of the Company issued with respect thereto) shall be voted by an irrevocable proxy (the “Proxy”), in the form attached to each Grant Letter, pursuant to the directions of the Board, such Proxy to be assigned to the person(s) designated by the Board (the “Proxy Holder”) and to provide for the power of such Proxy Holder to act, instead of the Optionee and on its behalf, with respect to any and all aspects of the Optionee’s shareholdings in the Company. The Proxy Holder shall vote the Shares and/or execute any written instruments relating to the Shares in the same manner as the votes of the majority of the shareholders of the Company present and voting at the applicable meeting. The Proxy may be contained in the individual Optionee’s Grant Letter or otherwise as the Committee determines. If contained in the Grant Letter, no further document shall be required to implement such Proxy, and the signature of the Optionee on the Grant Letter shall indicate approval of the Proxy thereby granted. The Proxy Holder shall be indemnified and held harmless by the Company and the Optionees against any cost or expense (including counsel fees) reasonably incurred by him/her, or any liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the voting of such Proxy unless arising out of the Proxy Holder’s own fraud or bad faith, to the extent permitted by applicable law. Such indemnification shall be in addition to any rights of indemnification the Proxy Holder may have as a director or otherwise under the Articles of Association, any agreement, any vote of shareholders or disinterested directors, insurance policy or otherwise. Without derogating from the above, with respect to Shares issuable upon exercise of Approved 102 Options, such Shares shall be voted in accordance with the provisions of Section 102 and of any rules, regulations or orders promulgated thereunder.

8.	PURCHASE PRICE

8.1	The Purchase Price of each Share subject to an Option shall be equal to the Share’s Fair Market Value or as otherwise determined by the Committee in its sole and absolute discretion in accordance with applicable law, subject to any guidelines as may be determined by the Board from time to time. Each Grant Letter will contain the Purchase Price determined for each Option covered thereby (but in any event, not less than the nominal value of the Share issuable upon exercise thereof).

8.2	The total consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator and may consist entirely of (1) cash, (2) check, or (3) any combination of the foregoing methods of payment. In making its determination as to the type of consideration to accept, the Administrator shall consider if acceptance of such consideration may be reasonably expected to benefit the Company. The Committee shall have the authority to postpone the date of payment on such terms as it may determine.

8.3	The Purchase Price shall be denominated in NIS or US$ or otherwise as determined by the Committee.

8.4	The proceeds received by the Company from the issuance of Shares subject to the Options will be added to the general funds of the Company and used for its corporate purposes.

9.	TERM AND EXERCISE OF OPTIONS

9.1	Options shall be exercised by the Optionee by giving written notice to the Company and/or to any third party designated by the Company (the “Representative”), in such form and method as may be determined by the Committee and when applicable, by the Trustee in accordance with the requirements of Section 102, which exercise shall be effective upon receipt of such notice by the Company and/or the Representative and the full payment of the Purchase Price at the Company’s or the Representative’s principal office, which payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. The notice shall specify the number of Shares with respect to which the Option is being exercised.

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9.2	Options, to the extent not previously exercised, shall terminate forthwith upon the earlier of: (i) the date set forth in the Grant Letter (and unless otherwise determined in accordance with the provisions of this ISOP with respect to any Option(s), such date shall be ten (10) years from the respective Date of Grant); or (ii) the expiration of any extended period in any of the events set forth in Section 9.5 below.

9.3	The Options may be exercised by the Optionee in whole at any time or in part from time to time, to the extent that the Options become vested and exercisable, prior to the Expiration Date, and provided that, subject to the provisions of Section 9.5 below, the Optionee who is an Employee is employed by or providing services to the Company or any of its Affiliates, at all times during the period beginning with the granting of the Option and ending upon the date of exercise. An Optionee who is a Non-Employee may exercise the Options in whole at any time or in part from time to time, to the extent that the Options have become vested and exercisable, prior to the Expiration Date.

9.4	Shares issued upon exercise of an Option (excluding Shares underlying an Approved 102 Option, which Shares shall be issued in the name of the Trustee) shall be issued in the name of the Optionee or, if requested by the Optionee, in the name of the Optionee and his or her spouse. The Company shall issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 11 of the Plan.

9.5	Exercise of an Option in any manner shall result in a decrease in the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

9.6	An Option may not be exercised for fractional shares.

9.7	Subject to the provisions of Section 9.5 below, in the event of termination of Optionee’s employment or services, with the Company or any of its Affiliates, all Options granted to such Optionee that are at the time of termination non-vested will immediately expire. A notice of termination of employment or service shall be deemed to constitute the termination of employment or service and of the vesting of any non-vested Options at the date of such termination. For the avoidance of doubt, in case of such termination of employment or service, the unvested portion of the Optionee’s Option shall not vest and shall not become exercisable and any unvested portion of the Optionee’s Option shall revert to the pool of Shares under this ISOP or that of any other one or more share option plans of the Company then in effect.

9.8	Anything in this Plan to the contrary notwithstanding, but subject to the provisions of section 102 of the Ordinance and the tax regulations thereto, if an Optionee ceases to be an Employee or a Consultants of the Company or any Subsidiary thereof, but continues to provide services to the Company or any Subsidiary thereof, such Optionee will be deemed to have continuously remained a Consultant of the Company during such term, and his Options shall vest pursuant to their original terms.

9.9	Notwithstanding anything to the contrary herein and unless otherwise determined in the Optionee’s Grant Letter, an Option may be exercised after the date of termination of Optionee’s employment or service with the Company or any Affiliates during an additional period of time beyond the date of such termination, but only with respect to the number of Vested Options at the time of such termination according to the Vesting Dates, as follows:

(i)	If termination is without Cause, then any Vested Option still in force and un-expired may be exercised within a period of three (3) months after the date of such termination;

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(ii)	If termination is the result of death, or Disability (defined below) of the Optionee, then any Vested Option still in force and un-expired may be exercised within a period of twelve (12) months after the date of such termination;

(iii)	With respect to (i) and (ii) above, prior to the expiration of the periods set out therein (i.e., the 3-month period in (i) above, and the 12-month period in (ii) above), the Committee may authorize an extension of the terms of exercise post-termination of all or part of the Vested Options beyond the date of such termination for a period not to exceed the period during which the Options by their terms would otherwise have been exercisable.

(iv)	For avoidance of any doubt, notwithstanding anything herein to the contrary, if termination of employment or service is for Cause: (a) any outstanding unexercised Option (whether vested or non-vested), will immediately expire and terminate, and the Optionee shall not have any right in connection to such outstanding Options; and (b) all Shares issued upon exercise of Options prior to the date of termination of employment or service for Cause shall be subject to repurchase, against payment by the Repurchaser(s) (as defined in Section 12.3 below) of the total Purchase Price paid by such Optionee to the Company, provided however that in no case shall the Company provide financial assistance to purchase the Shares if doing so is prohibited by law. If the Repurchaser(s) exercise the right of repurchase of such Shares in accordance with the provisions of Section 12.3 below, and the Optionee (whose employment or engagement with the Company was terminated for Cause), fails to transfer his/her Shares as aforesaid, the Company, at the decision of the Board, shall be entitled to forfeit such Optionee’s Shares and to authorize any person to execute on behalf of the Optionee any instrument or document necessary to effect such transfer and to make the appropriate inscription in the Company’s records. Each Optionee, upon executing a Grant Letter, shall be deemed to have authorized and granted the Company and each of its officers an irrevocable power of attorney to execute in his/her behalf such instruments and documents that are necessary to give full effect to the repurchase provisions set forth herein. In this respect, each of the Company and its shareholders shall be deemed to be third party beneficiaries of this paragraph (iv) with rights to enforce the same against the Optionees.

(v)	As used herein: the term “Disability” shall have the meaning ascribed thereto in the individual employment or engagement agreement between the Optionee and the Company or any of its Affiliates, as applicable and if no such definition exists, then ‘Disability’ shall mean Optionee’s inability to perform his/her duties towards the Company, or to any of its Affiliates, for a consecutive period of at least 180 days, by reason of any medically determinable physical or mental impairment.

(vi)	If an Optionee should retire, he may, subject to the approval of the Administrator, continue to enjoy such rights, if any, under the Plan and on such terms and conditions, with such limitations and subject to such requirements as the committee in its sole discretion may determine at the time of such retirement or at any time theretofore

9.10	To avoid doubt, the Optionees shall not be deemed owners of the Shares issuable upon the exercise of Options and shall not have any of the rights or privileges of shareholders of the Company in respect of any Shares purchasable upon the exercise of any Option, nor shall they be deemed to be a class of shareholders of the Company for any purpose, including but not limited for the purpose of the operation of Sections 350 and 351 of the Companies Law or any successor to such section, until registration of the Optionee as holder of such Shares in the Company’s register of shareholders upon exercise of the Option in accordance with the provisions of this ISOP, but in case of Options and Shares held by the Trustee, subject to the provisions of Section 6 of this ISOP. Notwithstanding anything herein to the contrary, in no event shall the Optionees be deemed a class of creditors of the Company for any purpose whatsoever, including but not limited to for the purpose of the operation of Sections 350 and 351 of the Companies Law or any successor to such section.

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9.11	Any form of Grant Letter customarily used by the Company in connection with the grant of Options, provided it is consistent with the provisions of this ISOP, may contain such other provisions, as the Committee or the Board may, from time to time, deem advisable.

9.12	The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary for the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

9.13	With respect to Unapproved 102 Options, if the Optionee ceases to be employed by the Company or any Affiliate, the Optionee shall extend to the Company and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Shares, all in accordance with the provisions of Section 102. In respect of any employer’s tax liability for the purpose of employment taxes such as in the case of social taxes, see Section 22 below.

9.14	Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option, the method of payment and the issuance and delivery of such Shares shall comply with applicable laws and this ISOP.

9.15	Upon their issuance, the Shares shall carry equal voting rights on all matters where such vote is permitted by applicable laws of the jurisdiction of incorporation of the Company, provided however, that the Company, at its sole discretion, may require that, until the consummation of an IPO any Shares issued upon exercise of Options (and securities of the Company issued with respect thereto) shall be voted by an irrevocable Proxy to be given to the Proxy Holder in the same manner as the votes of the majority of the other shareholders of the Company present and voting at the applicable meeting, such Proxy to be assigned to the Proxy Holder and provide for the power of the Proxy Holder to act, instead of the Optionee and on its behalf, with respect to any and all aspects of the Optionee’s shareholdings in the Company, as set forth in Section 7.2 above.

10.	VESTING OF OPTIONS

10.1	Subject to the provisions of this ISOP, each Option shall vest and become exercisable commencing on the Vesting Date thereof, as determined by the Board or by the Committee, for the number of Shares as shall be provided in the Grant Letter. However, no Option shall be exercisable after the Expiration Date.

10.2	Unless otherwise stated in the Optionee’s Grant Letter, all Options granted pursuant to this ISOP, shall vest annually, in four (4) equal portions, over a 4-year period from its Date of Grant, with twenty-five percent (25%) of such Option becoming vested on the first anniversary of the Date of Grant, and another twenty-five percent (25%) becoming vested on each of the second, third and fourth anniversaries of such Date of Grant.

10.3	An Option may be subject to such other terms and conditions on the time or times when it may be exercised, as the Committee may deem appropriate. The vesting provisions of individual Options may vary.

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11.	ADJUSTMENTS

11.1	Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number of Shares covered by each outstanding Option, the number of Shares which have been reserved for issuance under this ISOP and/or any other share option plan adopted by the Company, but as to which no Options have yet been granted or which have been returned to this ISOP or such other share option plans upon cancellation or expiration of an Option, as well as the Purchase Price per share of Shares covered by each such outstanding Option, shall be proportionately adjusted for any increase or decrease resulting from a share split, bonus shares (share dividend), combination or reclassification of the Shares, or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company. The adjustments described herein shall be made by the Administrator, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to the number or the price of Shares subject to an Option. If the Options or the Shares issued upon the exercise of such Options will be deposited with a Trustee, as determined by the Administrator, all of the Shares formed by these adjustments also will be deposited with the Trustee on the same terms and conditions as the original Options or Shares.

11.2	Dissolution or Liquidation. In the event of any dissolution or liquidation of the Company, whether voluntary or involuntary (the “Event”), the Administrator shall notify each Optionee as soon as practicable prior to the effective date of such Event. The Option holders shall then have fifteen (15) days to exercise any unexercised Vested Options held by them at that time, in accordance with the exercise procedure set forth herein. Upon the expiration of such 15-day period, all remaining unexercised Options and any non Vested Options will terminate immediately. The Administrator in its sole discretion may allow the exercise of any or all-outstanding Options, whether or not such Options are Vested Options, during a longer period following such notification and prior to the Event, all subject to the provisions of applicable laws. To the extent it has not been previously exercised, an Option and all Optionee’s rights thereto will terminate immediately prior to the Event.

11.3	Merger, Acquisition, Shares’ sale, Assets’ Sale

(a)	In the event of a Transaction, and to the extent possible by the terms of the Transaction, each outstanding Option shall be assumed for an equivalent option or right substituted by the Successor Company or a parent or subsidiary of the Successor Company, and appropriate adjustments shall be made in the number of options in order to reflect such an action and to keep the Optionee harmless due to the Transaction.

(b)	In the event that as part of the Transaction the Successor Company refuses to assume or substitute outstanding Options, the vesting periods defined in the Grant Letters may be fully accelerated, in whole or in part, if so determined by the Board. In this event, the Administrator shall notify each Optionee in writing or electronically if and to what extent the Board has approved the acceleration of an Option, and as to each Option that has been accelerated, the period of time during which the Vested Option may be exercised by the Optionee. The determination as to acceleration of any then un-Vested Options and the duration during which any Vested Options may be exercised in connection with a Transaction shall be in the sole and absolute discretion of the Board. Subject to the following paragraph of this Section 11.3(b) below, any Vested Options shall be fully exercisable for such period as determined by the Board, where any un-Vested or Vested but un-exercised Options shall terminate upon the expiration of such period.

In any event, any Vested Option not exercised by the date on which the definitive agreement for the Transaction has been executed (the “Cut-Off Date”), and any un-Vested Options on such Cut-Off Date, shall immediately terminate and no longer be exercisable by the Optionee as of the Cut-Off Date.

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(c)	Without derogating from the provisions of paragraph (b) above, if as a condition precedent to a Transaction, all Optionees are required to sell or exchange their Vested Options and/or any Shares issued upon exercise thereof as part of the Transaction, then each Optionee shall be obligated to sell or exchange, as the case may be, any Vested Options and/or Shares such Optionee holds or purchased under this ISOP, in accordance with the instructions of the Board, at its sole and absolute discretion, in connection with the Transaction, and on the same terms as shall be determined to all the holders of Ordinary Shares in the Company. For avoidance of doubt, on the Cut-Off Date of a Transaction, any Vested Options not sold or exchanged and any non-Vested Options shall terminate and expire as of the Cut-Off Date.

(d)	For the purposes of this paragraph, the Option shall be considered assumed if, following a Transaction, the Optionee receives the right to purchase or receive, for each Share subject to the Option immediately prior to the Transaction, the consideration (whether in shares, stocks, cash, or other securities or property) received in the Transaction by holders of Shares for each Share held on the effective date of the Transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Transaction is not solely shares of the Successor Company or its parent or subsidiary, the Administrator may, with the consent of the Successor Company or its parent or subsidiary, provide for each Optionee to receive solely Shares of the Successor Company or its parent or subsidiary equal in Fair Market Value to the per share consideration received by holders of Shares in the Transaction.

11.4	Stock dividend, bonus shares, stock split, cash dividends.

(a)	If the outstanding shares of the Company shall at any time be changed or exchanged by declaration of a share dividend (bonus shares), share split, combination or exchange of shares, recapitalization, or any other like event by or of the Company, and as often as the same shall occur, then the number, class and kind of the Shares subject to this ISOP or subject to any Options therefor granted, and the Purchase Prices, shall be appropriately and equitably adjusted so as to maintain the proportionate number of Shares without changing the aggregate Purchase Price, provided, however, that the Purchase Price shall not be less than the nominal value of the Share underlying any such Options, and provided further, that no adjustment shall be made by reason of the distribution of subscription rights (rights offering) on outstanding shares. Upon the occurrence of any of the foregoing, the class and aggregate number of Shares issuable pursuant to this ISOP (as set forth in Section 7 hereof), in respect of which Options have not yet been exercised, shall be appropriately adjusted, all as will be determined by the Board whose determination shall be final.

(b)	Except as expressly provided herein, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Option.

(c)	With respect to any cash dividends distributable by the Company, should the determination date for such cash dividends be prior to the exercise date of any outstanding Option, including with respect to any then un-Vested Options, then the Purchase Price of all then outstanding Options shall be adjusted and reduced so as to reflect the net amount paid by the Company as a cash dividend on account of its Ordinary Shares, with respect to each Share underlying an Option.

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12.	PURCHASE FOR INVESTMENT; LIMITATIONS UPON IPO; REPRESENTATIONS

12.1	The Company’s obligation to issue or allocate Shares upon exercise of an Option granted under this ISOP is expressly conditioned upon: (a) the Company’s completion of any registration or other qualifications of such Shares under all applicable laws, rules and regulations or (b) representations and undertakings by the Optionee (or his legal representative, heir or legatee, in the event of the Optionee’s death) to assure that the sale of the Shares complies with any registration exemption requirements which the Company in its sole discretion shall deem necessary or advisable. Such required representations and undertakings may include representations and agreements that such Optionee (or his legal representative, heir, or legatee): (a) is purchasing such Shares for investment and not with any present intention of selling or otherwise disposing thereof; and (b) agrees to have placed upon the face and reverse of any certificates evidencing such Shares a legend setting forth (i) any representations and undertakings which such Optionee has given to the Company or a reference thereto and (ii) that, prior to effecting any sale or other disposition of any such Shares, the Optionee must furnish to the Company an opinion of counsel, satisfactory to the Company, that such sale or disposition will not violate the applicable laws, rules, and regulations, whether of the State of Israel or of any other State having jurisdiction over the Company and the Optionee.

12.2	The Optionee acknowledges that in the event that the Company’s shares shall be registered for trading in any public market, Optionee’s rights to sell the Shares may be subject to certain limitations (including a lock-up period), as will be requested by the Company or its underwriters, and the Optionee unconditionally agrees and accepts any such limitations.

12.3	If any Shares shall be registered under the United States Securities Act of 1933, no public offering otherwise than a national securities exchange (as defined in the United States Securities Exchange Act of 1934, as amended) of any Shares shall be made by the Optionee (or any other person) under such circumstances that he or she (or such other person) may be deemed an underwriter, as defined in the United States Securities Act of 1933.

12.4	Upon the grant of Options to an Optionee or the issuance of Shares upon the exercise thereof, the Company shall obtain from the Optionee the representations and undertakings along the line of those set out below, and/or any other representations and warranties that the Committee may deem advisable, and the giving of such representations and warranties by the Optionee shall be a condition precedent to Optionee’s right to receive the Option and/or be issued the Shares upon exercise thereof:

(a)	That the Optionee knows that there is no certainty that the exercise of the Options will be financially worthwhile. The Optionee thereby undertakes not to have any claim against the Company or any of its directors, employees, stockholders or advisors if it emerges, at the time of exercising the Options, that the Optionee’s investment in the Company’s Shares was not worthwhile, for any reason whatsoever.

(b)	That the Optionee knows and understands that his rights regarding the Options and the Shares are subject for all intents and purposes to the instructions of the Company’s documents of incorporation and to the agreements of the shareholders in the Company.

(c)	That the Optionee knows that in addition to the allocations set forth above, the Company has allocated and/or is entitled to allocate Options and Shares to other employees and other people, and the Optionee shall have no claim regarding such allocations, their quantity, the relationship among them and between them and the other shareholders in the Company, exercising of the options or any matter related to or stemming from them.

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(d)	That the Optionee knows that neither this ISOP nor the grant of Options or Shares thereunder shall impose any obligation on the Company to continue the engagement of the Optionee, and nothing in this ISOP or in any Option or Shares granted pursuant thereto shall confer upon any Optionee any right to continue being engaged by the Company, or restrict the right of the Company to terminate such engagement at any time.

13.	DIVIDENDS

With respect to all Shares (but excluding, for avoidance of any doubt, any unexercised Options) allocated or issued upon the exercise of Options purchased by the Optionee and held by the Optionee or by the Trustee, as the case may be, the Optionee shall be entitled to receive dividends in accordance with the quantity of such Shares, subject to the provisions of the Articles of Association and subject to any applicable taxation on distribution of dividends, and, when applicable, subject to the provisions of Section 102.

14.	RESTRICTIONS ON ASSIGNABILITY AND SALE OF OPTIONS

14.1	No Option or any right with respect thereto, purchasable hereunder, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect to it given to any third party whatsoever, except as specifically allowed under this ISOP, and during the lifetime of the Optionee each and all of such Optionee’s rights to purchase Shares hereunder shall be exercisable only by the Optionee.

Any such action made directly or indirectly, for an immediate validation or for a future one, shall be void.

14.2	So long as Options and/or Shares are held by the Trustee on behalf of an Optionee, all rights of the Optionee over the Shares are personal, can not be transferred, assigned, pledged or mortgaged, other than by will or pursuant to the laws of descent and distribution.

15.	EFFECTIVE DATE AND DURATION OF THE ISOP

This ISOP shall be effective as of the day it was adopted by the Board and shall terminate at the end of Ten (10) years from such day of adoption, unless terminated earlier in accordance with Section 16 hereof.

16.	AMENDMENTS OR TERMINATION

The Board may at any time, but when applicable, after consultation with the Trustee, amend, alter, suspend or terminate this ISOP. No amendment, alteration, suspension or termination of this ISOP shall impair the rights of any Optionee granted to Optionee prior to such amendment, alteration, suspension or termination of this ISOP, unless mutually agreed otherwise between the Optionee and the Company, which agreement must be in writing and signed by the Optionee and the Company. Termination of this ISOP shall not affect the Committee’s ability to exercise the powers granted to it hereunder with respect to Options granted under this ISOP prior to the date of such termination.

17.	GOVERNMENT REGULATIONS

This ISOP, and the grant and exercise of Options hereunder, and the obligation of the Company to sell and deliver Shares under such Options, shall be subject to all applicable laws, rules, and regulations, whether of the State of Israel any other State having jurisdiction over the Company and the Optionee, including, without limitation, the United States Securities Act of 1933, the Companies Law, the Securities Law, 1968, and the Ordinance, and to such approvals by any governmental agencies or national securities exchanges as may be required. Nothing herein shall be deemed to require the Company to register the Shares under the securities laws of any jurisdiction.

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18.	CONTINUANCE OF EMPLOYMENT OR HIRED SERVICES

Neither this ISOP nor the Grant Letter with the Optionee shall impose any obligation on the Company or an Affiliate thereof, to continue any Optionee in its employ or service, and nothing in this ISOP or in any Option granted pursuant thereto shall confer upon any Optionee any right to continue in the employ or service of the Company or an Affiliate thereof or restrict the right of the Company or an Affiliate thereof to terminate such employment or service at any time.

19.	GOVERNING LAW & JURISDICTION

This ISOP shall be governed by and construed and enforced in accordance with the laws of the State of Israel applicable to contracts made and to be performed therein, without giving effect to the principles of conflict of laws. The competent courts of Tel Aviv district, Israel shall have sole and exclusive jurisdiction in any matters pertaining to this ISOP and any Grant Letters effected hereunder.

20.	INTEGRATION OF SECTION 102 AND TAX COMMISSIONER’S PERMIT

20.1	With regards to Approved 102 Options, the provisions of this ISOP and the Grant Letter shall be subject to the provisions of Section 102 and the ITA Commissioner’s permit, and the said provisions and permit shall be deemed an integral part of this ISOP and of the individual Grant Letters with each Optionee.

20.2	Any provision of Section 102 and/or the said permit which is necessary in order to receive and/or to keep any tax benefit pursuant to Section 102, which is not expressly specified in this ISOP or the individual Grant Letter of the Optionees, shall be considered binding upon the Company and the Optionees.

21.	TAX CONSEQUENCES

21.1	Any tax consequences arising from the grant or exercise of any Option, from the payment for Shares covered thereby or from any other event or act (of the Company and/or its Affiliates, the Trustee or the Optionee), hereunder, shall be borne solely by the Optionee. The Company and/or its Affiliates and/or the Trustee shall withhold taxes according to the requirements of any applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Optionee shall agree to indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Optionee.

21.2	The Company and/or, when applicable, the Trustee shall not be required to release any Share and/or share certificate representing such Shares to an Optionee until all required payments have been fully made.

21.3	To the extent provided by the terms of any Grant Letter, the Optionee may satisfy any tax withholding obligation relating to the exercise or acquisition of Shares under an Option by any of the following means (in addition to the Company’s right to withhold from any compensation paid to the Optionee by the Company) or by a combination of such means: (i) tendering a cash payment; (ii) subject to the Committee’s approval on or prior to the payment date, authorizing the Company to withhold Shares from the Shares otherwise issuable to the Optionee as a result of the exercise or acquisition of Shares under the Option in an amount not to exceed the minimum amount of tax required to be withheld by law; or (iii) subject to Committee approval on or prior to the payment date, delivering to the Company owned and unencumbered Shares; provided that Shares acquired on exercise of Options have been held for at least 6 months from the date of exercise.

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21.4	The Company shall have the right to deduct from all amounts paid to an Optionee in cash (whether under this ISOP or otherwise) any taxes required by law to be withheld in respect of Options under this ISOP. In the case of any Option satisfied by the issuance of Shares, no Shares shall be issued unless and until arrangements satisfactory to the Committee shall have been made to satisfy any withholding tax obligations applicable with respect to such Option.

21.5	In connection with any Options granted and/or any Shares issued pursuant to this ISOP, the Company shall bear and be liable to pay only those any taxes arising from its liability as an employer pursuant to applicable law, where any other taxes shall be borne solely by the Optionee.

22.	NON-EXCLUSIVITY OF THIS ISOP

The adoption of this ISOP by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangements or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of options to purchase shares of the Company otherwise than under this ISOP, and such arrangements may be either applicable generally or only in specific cases.

For the avoidance of doubt, prior grant of options to Employees and/or Non-Employees of the Company under their employment agreements or other engagement agreements, and not in the framework of any previous option plan, shall not be deemed an approved incentive arrangement for the purpose of this Section 22.

23.	MULTIPLE AGREEMENTS

The terms of each Option may differ from the terms of other Options granted under this ISOP at the same time, or at any other time. The Board may also grant more than one Option to a given Optionee during the term of this ISOP, either in addition to, or in substitution for, one or more Options previously granted to that Optionee.

24.	DISPUTES

Any dispute or disagreement which may arise under or as a result of or pursuant to this ISOP or the individual Grant Letters shall be determined by the Board in its sole discretion and any interpretation made by the Board of the terms of this ISOP or the individual Grant Letters shall be final, binding and conclusive.

This ISOP was adopted by the Board on November 5, 2007

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ANNEX C

WEST END TECHNOLOGY INVESTMENTS LTD.
CONSULTING AGREEMENT

West End Technology Investments Ltd. Consulting Agreement

Summary of Principal Terms

The Consulting Agreement (the “Agreement”) is made effective as of April 17, 2007 by and between I.I.S Intelligent Information Systems Ltd., an Israeli company (the “Company”) and West End Technology Investments Ltd. (the ” Consultant”), whereby the Company will retain the services of Robi Hartman (“Hartman”).

1.	Term and Termination. The Agreement commenced on April 17, 2007 and continues until either party terminates the Agreement at any time, at its sole discretion, by giving the other party at least 180-days advance written notice.

2.	Nature of Services. As part of the Consulting Services, Hartman shall be appointed and shall fulfill the function of the Company's Active Chairman and/or Chief Executive Officer. Hartman will devote the necessary time required for the provision of the consulting services and shall provide the services as instructed by the Company's Board of Directors from time to time, in a diligent, professional and faithful manner

3.	Consideration. In consideration of the performance of the consulting services by the Consultant under the Agreement, the Company pays to the Consultant a monthly fee (total cost) of NIS 60,000 plus VAT. In addition, in the event that the Company terminates the Agreement after April 16, 2011 except in case of a substantial breach, the Consultant will be paid an additional amount equal to 400% of the monthly fee.

4.	No Employer-Employee Relationship. There is not and will not be, any employer - employee relations between the Company and the Consultant (including Hartman) and the Consultant shall be deemed an independent contractor of the Company for all intents and purposes hereunder.

5.	Expenses. The Consultant shall be entitled to be reimbursed for all reasonable and actual business expenses incurred by the Consultant during and in connection with the provision of consulting services to the Company.

6.	Confidentiality and Non-Compete. The Agreement includes confidentiality undertakings and a 12-month non-competition and non-solicitation undertaking.

ANNEX D

INDEMNIFICATION AGREEMENT

INDEMNIFICATION AGREEMENT

This INDEMNIFICATION AGREEMENT (the “Agreement”) is made as of ______ __, 2007, by and between I.I.S Intelligent Information Systems Ltd., a company organized under the laws of the State of Israel (the “Company”), and _____________ (“Indemnitee”).

WHEREAS, the Company desires to attract and retain Indemnitee to serve as an Office Holder (as defined in the Companies Law-1999 (the “Law”)) in the Company and to provide Indemnitee with protection against liability and expenses incurred while acting in that capacity;

WHEREAS, the Company understands that Indemnitee has reservations about serving the Company without adequate protection against personal liability arising from such service, and that it is also of critical importance to Indemnitee that adequate provision be made for advancing costs and expenses of legal defense; and

WHEREAS, the Board of Directors and the shareholders of the Company have approved this Agreement as being in the best interests of the Company.

NOW, THEREFORE, in order to induce Indemnitee to serve or to continue to serve as an Office Holder of the Company the parties agree as follows:

1.	Contractual Indemnity.

The Company hereby agrees, subject to the limitations of Sections 2, 3, and 6 hereof, and the limitations mentioned in the Company’s Articles of Association, to indemnify Indemnitee, to the greatest extent possible under applicable law, against any liability or expense in respect of any act or omission of Indemnitee in his capacity as an Office Holder of the Company or of a company controlled, directly or indirectly, by the Company (a “Subsidiary”), or as a director or observer at Board meetings of a company not controlled by the Company but in which the appointment as a director or observer results from the Company’s holdings in such company or is made at the Company’s request (“Affiliate”), including: (i) a monetary obligation imposed on Indemnitee in favor of another person by a court judgment, including a judgment given in settlement or an arbitrator’s award approved by court; (ii) reasonable litigation expenses, including advocates’ professional fees, incurred by the Office Holder pursuant to an investigation or a proceeding commenced against him by a competent authority and that was terminated without an indictment and without having a monetary charge imposed on him in exchange for a criminal procedure (as such terms are defined in the Law), or that was terminated without an indictment but with a monetary charge imposed on him in exchange for a criminal procedure in a crime that does not require proof of criminal intent; (iii) reasonable litigation expenses, including attorneys’ fees, expended by Indemnitee or charged to Indemnitee by a court, in a proceeding instituted against Indemnitee by the Company or on its behalf or by another person, or in a criminal charge from which Indemnitee was acquitted, or in a criminal proceeding in which Indemnitee was convicted of an offense that does not require proof of criminal intent (collectively referred to hereinafter as “Claim”).

The Company shall indemnify the Indemnitee with respect to actions or omissions occurring during his position as an Office Holder, even if (i) the actions or omissions occurred prior to the signing of this document or (ii) at the time of Claim Indemnitee is no longer an Office Holder.

The termination of any action or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that (i) Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in the best interests of the Company, or (ii) with respect to any criminal action or proceeding, Indemnitee had reasonable cause to believe that Indemnitee’s conduct was unlawful.

2.	Limitations on Contractual Indemnity.

2.1	Indemnitee shall not be entitled to indemnification under Section 1, for financial obligation imposed consequent to any of the following: (i) a breach of the duty of fidelity by Indemnitee, unless the Indemnitee acted in good faith and had reasonable basis to assume that the act would not harm the Company; or (ii) a violation of the Indemnitee’s duty of care towards the Company, which was committed intentionally or recklessly (but not where the breach was negligent only); or (iii) an act committed with the intention to realize a personal unlawful profit; or (iv) a fine or monetary penalty imposed on Indemnitee; or (v) a counterclaim made by the Company or in its name in connection with a claim against the Company filed by Indemnitee.

2.2	The Company undertakes to indemnify all Office Holders it has resolved to indemnify for the matters and in the circumstances described herein, jointly and in the aggregate, in excess of the insurance proceeds received pursuant to Section 9, a total amount over the years, that shall not exceed an amount equal to US$2,500,000 (two million five hundred thousand US dollars), or such greater sum as shall, from time to time, be approved by the shareholders of the Company.

3.	Limitation of Categories of Claims. The indemnification pursuant to sub-section (i) of the first paragraph of Section 1 above, shall only relate to liabilities arising in connection with acts or omissions of Indemnitee in respect of the following events and circumstances which are deemed by the Board of Directors of the Company to be foreseeable at the date hereof:

3.1	Claims arising from breach of: safety laws, tax laws, anti-trust laws, rules promulgated by any competent Government agency, accounting rules, and such other similar rules of any applicable jurisdiction, and any Claims arising in connection with violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction;

3.2	Claims of service providers and suppliers of products, subcontractors, clients and users of the Company's products or technology;

3.3	The offering of securities (including, inter alia, Claims based on disclosure or non-disclosure of facts in the offering documents, any report or failure to report as required by applicable rules, or the compliance or non-compliance with the Law) by the Company, a Subsidiary, or an Affiliate and/or by a shareholder thereof to the public and/or to private investors or the offer by the Company, a Subsidiary, and/or an Affiliate to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings, whether in Israel or abroad;

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3.4	Claims of shareholders or creditors pertaining to breach of the Law and other related rules;

3.5	Claims of creditors or security holders, including (inter alia) Claims in dissolution, winding-up, settlement with creditors and other similar proceedings;

3.6	Claims based upon breach of privacy and other civil rights, libel and slander, misleading or wrongful distribution of information;

3.7	Claims made by business associates, including joint venture partners;

3.8	Claims arising out of any incentive plan in favor of employees, office holders, consultants and service providers;

3.9	Any claim or demand made by any third party suffering injury and/or damage through any act or omission attributed to the Company, it’s subsidiaries or Affiliates, or their respective employees, agents or other persons acting or allegedly acting on their behalf;

3.10	Claims based upon the participation and/or non participation of the Beneficiary in board meetings and board committee meetings, bona fide expression of opinion and/or voting and/or abstention from voting at board and board committee meetings and including any approval of corporate actions, including the approval of the acts of the Company’s management, their guidance and their supervision, and further including any Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company’s business;

3.11	Any claim or demand made directly or indirectly in connection with the complete or partial failure of the Company or any Subsidiary or Affiliate entity, or their respective directors, officers and employees, to keep applicable records, report and pay all applicable taxes and other compulsory payments of any nature, in any jurisdiction and locality; whether disputed or not and Claims in connection with publishing or providing any information, including any filings with governmental authorities, on behalf of the Company or any Subsidiary or Affiliate entity in the circumstances required under applicable laws;

3.12	Claims based upon failure to maintain appropriate insurance, and Claims based upon inadequate safety measures and/or a malpractice of risk management;

3.13	Claims concerning financing matters, including purchase of securities for investment purposes, other investments, hedging or the non performance of any such matters or the results thereof;

3.14	Occurrences including reporting obligations resulting from the status of the Company and/or a Subsidiary and/or an Affiliate as a public company, and/or from the fact that the securities thereof were offered to the public and/or are traded on a stock exchange, or other stock market whether in Israel or abroad;

3.15	Occurrences in connection with investments the Company and/or Subsidiaries and/or Affiliates make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by an Office Holder in the name of the Company and/or a Subsidiary and/or an Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like;

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3.16	The sale, purchase and holding of securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

3.17	Actions in connection with the merger of the Company, a Subsidiary and/or an Affiliate with or into another entity or the purchase of shares or assets of another person or entity;

3.18	Actions in connection with the sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

3.19	Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

3.20	Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and various service providersand including the handling of pension funds, provident funds, insurance and savings funds, options, bonuses etc;

3.21	Actions in connection with the developing, testing and manufacturing of products by the Company, Subsidiaries and/or Affiliates or in connection with the distribution, sale, license or use of such products, including without limitation in connection with clinical trials, professional liability and product liability claims;

3.22	Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual propertyand any other Claim or demand based upon actual or alleged infringement, misuse or misappropriation of any third party’s intellectual property rights, including but not limited to confidential information, patents, copyrights, design rights, trade and service marks, trade secrets, copyrights, misappropriation of ideas; and any actions taken in connection with the Intellectual Property of the Subsidiary or Affiliate and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating thereof; and

3.23	Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates, that have been decided upon, whether such policies and procedures are published or not.

4.	Expenses; Indemnification Procedure. The Company shall advance Indemnitee all expenses incurred by Indemnitee in connection with a Claim on the date on which such amounts are first payable, but has no duty to advance payments in less than twenty (20) days following delivery of a written request therefor by Indemnitee to the Company. Advances given to cover legal expenses in criminal proceedings will be repaid by Indemnitee to the Company if Indemnitee is found guilty of a crime that requires criminal intent. Any Advances to repay pursuant to this Section 4 shall be unsecured and interest free. Other advances will be repaid by Indemnitee to the Company if it is determined by the Company’s legal counsel that Indemnitee is not lawfully entitled to such indemnification; provided, however, that if Indemnitee has commenced or thereafter commences legal proceedings in a court of competent jurisdiction to secure a determination that Indemnitee should be indemnified under applicable law, any determination made by the Company that Indemnitee would be not be permitted to be indemnified under applicable law shall not be binding and Indemnitee shall not be required to reimburse the Company for any Advance until a final judicial determination is made with respect thereto (and as to which all rights of appeal therefrom have been exhausted or lapsed).

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5.	Notification and Defense of Claim. If any action, suit, proceeding or other Claim is brought against Indemnitee in respect of which indemnity may be sought under this Agreement:

5.1	Indemnitee will promptly notify the Company in writing of the commencement thereof, and the Company will be entitled to participate therein at its own expense or to assume the defense thereof and to employ counsel reasonably satisfactory to Indemnitee. Indemnitee shall have the right to employ his own counsel in connection with any such Claim and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of Indemnitee unless (i) the Company shall not have assumed the defense of the Claim and employed counsel for such defense, or (ii) the named parties to any such action include both Indemnitee and the Company, and Indemnitee shall have reasonably concluded that joint representation is inappropriate under applicable standards of professional conduct due to a material conflict of interest between Indemnitee and the Company.

5.2	The Company shall not be liable to indemnify Indemnitee for any amounts paid in settlement of any Claim effected without the Company’s written consent, and the Company shall not settle any Claim in a manner which would impose any penalty or limitation on Indemnitee without Indemnitee’s written consent; provided, however, that neither the Company nor Indemnitee will unreasonably withhold its consent to any proposed settlement and, provided further, that if a Claim is settled by the Indemnitee with the Company’s written consent, or if there be a final judgment or decree for the plaintiff in connection with the Claim by a court of competent jurisdiction, the Company shall indemnify and hold harmless Indemnitee from and against any and all losses, costs, expenses and liabilities incurred by reason of such settlement or judgment.

5.3	Indemnitee shall give the Company such information and cooperation as it may reasonably require and as shall be within Indemnitee’s power.

6.	Partial Indemnification. If Indemnitee is entitled to indemnification by the Company for some or a portion of the expenses, judgments, fines or penalties incurred by him in the investigation, defense, appeal or settlement of any civil or criminal action or proceeding, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such expenses, judgments, fines or penalties to which Indemnitee is entitled.

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7.	Other Indemnification. The Company will not indemnify Indemnitee for any liability with respect to which Indemnitee has received payment by virtue of an insurance policy or other indemnification agreement, other than for amounts which are in excess of the amount actually paid to Indemnitee pursuant to such agreements.

7A.	Remedies of Indemnitee. In the event that (i) a determination is made pursuant to Sections 2 and 3 of this Agreement that Indemnitee is not entitled to indemnification under this Agreement, (ii) an Advance is not timely made pursuant to Section 4 of this Agreement, (iii) no determination of entitlement to indemnification is made by the Company after receipt by the Company of Indemnitee’s request for indemnification pursuant to Section 5 of this Agreement, or (iv) payment of indemnification is not made after a determination has been made that Indemnitee is entitled to indemnification, the Company shall not oppose Indemnitee’s right to seek adjudication of his entitlement to such indemnification in any court of competent jurisdiction.

8.	Collection from a Third Party. The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

9.	Insurance. The Company shall maintain an insurance with a reputable insurer (the “Insurer”) to insure the liability of the Indemnitee for an obligation imposed on him in consequence of an act done in his capacity as an Office Holder of the Company, in any of the following cases:

9.1	a breach of the duty of care vis-à-vis the Company or vis-a-vis another person.

9.2	a breach of the duty of fidelity vis-à-vis the company, provided that the director acted in good faith and had reasonable basis to assume that the act would not harm the Company.

9.3	a monetary obligation imposed on him in favor of another person.

The abovementioned insurance for all of the Office Holders of the Company shall be in the total amount of not less than US$5,000,000 (five million US Dollars) (the “Insurance Policy”). The Company undertakes to maintain such insurance during the period the Indemnitee serves as a director of the Company and for a period of 7 (seven) years commencing on the day Indemnitee has ceased from serving as a director of the Company. Indemnitee shall be covered by such insurance in accordance with its terms to the maximum extent of the coverage available for any director, officer, employee, agent or fiduciary under such policy.

The Company shall give prompt written notice of any Claim to the Insurer in accordance with the procedures set forth in the Insurance Policy. The Company shall thereafter take all necessary or desirable action to cause the Insurer to pay, on behalf of the Indemnitee, all amounts payable as a result of such proceeding in accordance with the terms of the Insurance Policy.

10.	No Restrictions. For the avoidance of doubt, it is hereby clarified that nothing contained in this Agreement or in the above resolutions derogate from the Company’s right to indemnify the Indemnitee post factum for any amounts which the Indemnitee may be obligated to pay as set forth in Section 1 above without the limitations set forth in Sections 2 and 3 above.

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11.	Non-Exclusivity. The rights of indemnification as provided by this Agreement shall not be deemed exclusive of any other rights to which Indemnitee may at any time be entitled under applicable law, the incorporation documents of the Company, any agreement, a vote of stockholders, a resolution of directors or otherwise. No amendment, alteration or repeal of this Agreement or of any provision hereof shall limit or restrict any right of Indemnitee under this Agreement in respect of any action taken or omitted by such Indemnitee in his role as Officer Holder of the Company prior to such amendment, alteration or repeal. To the extent that change in the law, whether by statute or judicial decision, permits greater indemnification than would be afforded currently under the incorporation documents of the Company and this Agreement, it is the intent of the parties hereto that Indemnitee shall enjoy by this Agreement the greater benefits so afforded by such change. No right or remedy herein conferred is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or nor ow hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other right or remedy.

12.	Severability. Each of the provisions of this Agreement is a separate and distinct agreement and independent of the others, so that if any provision hereof shall be held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect the validity or enforceability of the other provisions hereof. In any event, the undertakings of the Company and the categories of claims in Section 3, shall be construed as widely as permitted by law.

13.	Duration of Agreement. All agreements and obligations of the Company contained herein shall continue during the period Indemnitee is an officer or director of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, and shall continue thereafter so long as Indemnitee shall be subject to any Claim (or any proceeding commenced under Section 7A hereof) by reason of his being an Office Holder of the Company, whether or not he is acting or serving in any such capacity at the time any liability or expense is incurred for which indemnification can be provided under this Agreement and with the expiration of any applicable statute of limitations with respect thereto.

14.	Attorneys’ Fees. In the event of any litigation or other action or proceeding to enforce or interpret this Agreement, the prevailing party as determined by the court shall be entitled to an award of its reasonable attorneys’ fees and other costs, in addition to such relief as may be awarded by a court or other tribunal.

15.	Notice. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (i) if delivered by hand or by fax or other means of electronic communication and receipted for by the party addressee, on the date of such receipt, or (ii) if mailed by certified or registered mail with postage prepaid, on the third business day after the date postmarked.

16.	Governing Law; Binding Effect; Amendment. This Agreement shall be governed by and construed under the laws of the State of Israel. The parties agree to submit themselves to the exclusive jurisdiction of the courts in Tel-Aviv or Jerusalem. This Agreement shall be binding upon Indemnitee and the Company, their successors and assigns, and shall inure to the benefit of Indemnitee, his heirs, personal representatives and assigns and to the benefit of the Company, its successors and assigns. No amendment, modification, termination or cancellation of this Agreement shall be effective unless in writing signed by both parties hereto.

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        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

I.I.S Intelligent Information Systems Ltd.	Indemnitee

By: _______________________	Name __________
Name: _____________________
Title: ______________________

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ANNEX E

PRINCIPAL TERMS OF EXECUTIVE
EMPLOYMENT CONTRACTS

PRINCIPAL TERMS OF EXECUTIVE EMPLOYMENT CONTRACTS

Name	Initial Term*	Job description**	Basic Salary per month in 2007 and 2008***	Basic Salary per month in 2009****	Benefits	Bonus ($)
						Profit after tax	Bonus

Charles Moss	January 1, 2008-	CEO of Witech	NIS 42,000 or	NIS 44,000 or	- Managers Insurance equal to 15.83% of the Salary	$500,000-$1,000,000	$15,000
	January 31, 2011.		$ 10,475	$ 11,000	- Education Fund equal to 7.5% of the Salary	$1,000,000-$1,500,000	$37,500
					- Cellular Phone	$1,500,000-$2,000,000	$45,000
	Automatically				- Company car up to Category 5, provided that the cost	$2,000,000-$3,000,000	$50,000
	renewed if not				of such car will not exceed NIS 4,200 per month	$3,000,000-$5,000,000	$100,000
	terminated earlier.				- 4 months of pay ("adjustment pay")	$5,000,000-$8,000,000	$100,000
					after February 1, 2011 in addition	$8,000,000-$10,000,000	$200,000
	Termination Notice				to any statutory severance pay	>$10,000,000	$250,000
	period of at least				-Vacation of 20 days per each 12-month period
	120 days.

David Elooz	January 1, 2008-	COO of Witech	NIS 42,000 or	NIS 44,000 or	- Managers Insurance equal to 15.83% of the Salary	$500,000-$1,000,000	$15,000
	January 31, 2011		$ 10,475	$ 11,000	- Education Fund equal to 7.5% of the Salary	$1,000,000-$1,500,000	$37,500
					- Cellular Phone	$1,500,000-$2,000,000	$45,000
	Automatically				- Company car up to Category 5,	$2,000,000-$3,000,000	$50,000
	renewed if not				provided that the cost of such car	$3,000,000-$5,000,000	$100,000
	terminated earlier.				will not exceed NIS 4,200 per month	$5,000,000-$8,000,000	$100,000
					- 4 months of pay ("adjustment pay")	$8,000,000-$10,000,000	$200,000
	Termination Notice				after February 1, 2011 in addition	>$10,000,000	$250,000
	period of at least				to any statutory severance pay
	120 days.				- Vacation of 20 days per each
					12-month period

Eliyahu Cohen	January 1,	CTO of Witech	NIS 42,000 or	NIS 44,000 or	- Managers Insurance equal to 15.83%	$500,000-$1,000,000	$15,000
	2008-January 31,		$ 10,475	$ 11,000	of the Salary	$1,000,000-$1,500,000	$37,500
	2011.				- Education Fund equal to 7.5% of	$1,500,000-$2,000,000	$45,000
					the Salary	$2,000,000-$3,000,000	$50,000
	Automatically				- Cellular Phone	$3,000,000-$5,000,000	$100,000
	renewed if not				Company car up to Category 5,	$5,000,000-$8,000,000	$100,000
	terminated earlier.				provided that the cost of such car	$8,000,000-$10,000,000	$200,000
					will not exceed NIS 4,200 per month	>$10,000,000	$250,000
	Termination Notice				- 4 months of pay ("adjustment pay")
	period of at least				after February 1, 2011 in addition
	120 days.				to any statutory severance pay]
					- Vacation of 20 days per each
					12-month period

*	Witech may terminate the employment agreement in its discretion at any time after February 1, 2008, if the total sales or profit for the previous year were less than 60% of the budget approved by the Board of Directors of Witech, with no obligation to pay the remaining value of the contract until the end of the Initial Term. Unless Witech exercises its right to terminate the contract under such condition, the contract shall automatically renew until terminated in accordance with the provisions of Section 7 of the employment agreement.

**	The Agreement with the employee includes a Confidentiality and a 2-year Non-Competition and Non-Solicitation undertaking.

***	This will be the basic salary until February 1, 2009; provided that, until additional equity or convertible debt financing is raised, the basic salary shall be reduced by 25% (and will not be increased retroactively following such financing)

****	The salary from February 1 2010 until January 31, 2011 will increase by 10% if the profit after tax in 2009 is at least $1,000,000.